[LOGO]
                               USEnergySystemsInc


                                    Annual Report
                           For the Twelve Months Ended
                                December 31, 2002


                            U.S. Energy Systems, Inc.
                      One North Lexington Avenue, 4th Floor

                             White Plains, NY 10601
                               Tel. # 914-993-6443
                               Fax # 914-993-5190

                              US Energy Systems Inc
                                  Annual Report
                                Table of Contents

                                                                     Page

US Energy Systems Inc. Form 10-KSB                                   1-23

US Energy Systems Inc. Financial Information
For the Period Ended December 31, 2002                               F1- F29

Financial and Certain other Information                              A1 -A18

US Energy Systems Inc. Financial Information
For the Periods ended December 31, 2001 and 2000                     AF1 - AF28

Our Selected Financial Data                                          B1 - B2

Directors and Officers                                               B3

                             SECURITIES AND
                             EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-KSB

(Mark One)

     [X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the year ended December 31, 2002

                                       OR

     [_] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 0-10238

                            U.S. ENERGY SYSTEMS, INC.
                       (Name of Registrant in its Charter)

              Delaware                                      52-1216347
      (State of Incorporation)                            (I.R.S. Employer
                                                      Identification Number)

     One North Lexington Avenue
       White Plains, NY 10601                             (914) 993-6443
 (Address of Registrant's principal                 (Issuer's telephone number,
         executive offices)                             including area code)

        Securities registered pursuant to Section 12(b) of the Act: None.
           Securities Registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.01 per share
                     --------------------------------------
                               Title of Each Class

     Check whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

     Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [_].

     Revenue for the Fiscal Year ended December 31, 2002: $39,941,000.

     The aggregate market value of the Common Stock held by non-affiliates computed by reference to the $0.94 closing sales price of the Common Stock of the registrant as of December 31, 2002 was approximately $10,976,000.

As of March 27, 2003, the number of outstanding shares of the registrant's Common Stock was 11,950,063.

     Transitional Small Business Disclosure Format (check one): Yes [ ] No [X]

     Documents Incorporated by Reference: Items 9, 10, 11 and 12 hereof are incorporated by reference from the registrant's Proxy Statement to be filed with the SEC by April 30, 2003.

This Form 10-KSB contains certain "forward-looking statements" which represent our expectations or beliefs, including, but not limited to, statements concerning industry performance and our operations, performance, financial condition, growth and strategies. For this purpose, any statements contained in this Form 10-KSB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors which are noted herein, including but not limited to the potential impact of competition, changes in local or regional economic conditions, our ability to continue our growth strategy, dependence on management and key personnel, supervision and changes in the capital markets regulation issues and our ability to obtain acceptable financing to fund our growth strategy. This 10-KSB also contains a discussion of certain factors that may impact our activities.
See "Item 6. Management's Discussion and Analysis or Plan of Operations."


                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

                                   THE COMPANY
OVERVIEW

U.S. Energy Systems, Inc. (the "Company" or "We"), based in White Plains, NY, is a customer-focused provider of energy outsourcing. The Company brings higher efficiency standards and proven technology to the marketplace, resulting in lower costs for the customer and a cleaner environment. Our energy outsourcing services involve the management, development, operation and ownership of small-to-medium-sized energy facilities typically located in close proximity to our customers. Our customers include large retail energy consumers, such as industrial and commercial concerns, local wholesale energy suppliers, such as utilities and marketers. The energy generation facilities in our portfolio use high efficiency combined heat and power ("CHP") technology and/or clean renewable fuels, such as biogas, biomass fuel and geothermal energy.

The Company has experienced significant growth in its energy business during the past two years. At the end of 2002 our current portfolio was comprised of 35 owned, managed, or financed projects in North America and Sweden totaling the equivalent of 264 megawatts ("MW"). In early 2002, the Company and its strategic partner in Europe, EIC Electricity Company SA ("EIC"), closed a substantial financing agreement with a Swedish energy group (EnergiSystem i Sverige AB), which owns seven operating projects and several late-stage development projects. Including the investment in Sweden, our operating portfolio of projects provided energy to more than 900 customers, mostly under long-term agreements during 2002. In 2002 we also focused on discontinuing or divesting non-core businesses identified in the first quarter of that year, while streamlining and improving the performance of our core operating units. In June 2002, we completed the sale of our environmental services unit, U.S. Energy Environmental Corp ("US Enviro"). Along with the sale proceeds from US Enviro, we will redeploy the proceeds of any future asset sales to expand our key businesses, make strategic acquisitions and generate returns for our shareholders. During 2002, we also explored potential acquisition and development projects for the Company.

In the fiscal year ended 2002, the Company's total assets increased to more than $ 224 million, up more than 17% from the previous year. Revenues in 2002 were approximately $40 million, as we received a full year of revenues from our Biogas and Canadian operations and a partial year of revenue from our Swedish loan financing which offset the elimination of revenue from the sale of US Enviro and lower revenue from our geothermal operations. During 2002, we reported a net loss as a result of non-recurring and substantially non-cash charges taken primarily in connection with the redirection and/or revaluation of certain non-strategic assets. However, the Company's recurring income contribution from its core operations continued to be profitable in 2002.

Our management team has a track record in energy outsourcing, including the development, construction and operation of CHP and renewable energy plants. One primary goal of our management team is to continue working successfully, as it has in previous years, in developing energy outsourcing projects with our strategic partner and significant Company shareholder, Cinergy Solutions, a subsidiary of Cinergy Corp (NYSE: CIN,) an integrated electric utility and gas utility company. In addition to our strategic joint venture with Cinergy Solutions, we recently developed relationships with certain financial companies that specialize in private equity, debt and mezzanine-style investments in the power and energy infrastructure industries. Given the current adverse conditions of the U.S. equity capital markets, we may look to these financial partners as an additional source of capital to fund our growth. One of our longstanding financial partners and a significant Company stockholder is AJG Financial Services, a subsidiary of Arthur J. Gallagher & Co. (NYSE: AJG), an insurance brokerage and risk management firm, which has provided financing and credit support to the Company's core businesses. Cinergy Solutions and AJG Financial Services both have representation on the Company's board of directors.

THE MARKET

The market for energy outsourcing has been rapidly emerging during the last several years. Deregulation of the electricity markets has allowed energy consumers to select new providers. Increasing competitive pressures have caused large energy consumers to seek ways to reduce costs, including the significant costs of energy. Energy outsourcing has emerged as a viable option for energy consumers to reduce costs and improve reliability.


Energy outsourcing is one of the fastest growing segments of the business outsourcing industry, according to a survey of Fortune 1000 companies. Employing energy generation facilities in close proximity to the customer often provides those customers with superior economic and operational benefits that include lower operating and capital costs, improved reliability and enhanced management focus. At the same time, outsourcing allows the provider to employ the use of CHP and local renewable energy sources, which improve operational efficiency and the environment while enhancing customer value.


We define our energy outsourcing opportunities to include: (i) district energy systems, (ii) CHP projects, and (iii) renewable energy projects, which provide energy to commercial, institutional or industrial customers. Circumstances have led to the challenge of certain business models within the utility and merchant energy sectors. As a result, several large integrated energy companies have identified their energy outsourcing assets as non-strategic and have indicated, publicly or privately, that they are no longer considered core to their business strategy. We believe that many of these assets or businesses will present a compelling business opportunity for the Company given our relevant experience, strategic partners and core skill sets. The market potential for retrofitting and upgrading existing CHP plants in the size range up to 100 MW, exceeds 42,000 MW in the United States alone, according to an independent market study. In addition, it is expected that the market for renewable energy generation in the United States will grow to more than 100 billion kilowatt hours by 2020, according to a report issued by the Energy Information Agency in 2000. Similar market potential exists in the rest of North America and Western Europe, where deregulation, government-mandated renewable resource standards, increasing fossil fuel prices and cost focus, as well as environmental awareness are motivating factors for end users to employ energy outsourcing and renewable fuels.

In our target markets, governmental policies and new environmental standards provide the impetus for continued growth of outsourcing and renewable energy markets. While a significant market has already been established, it remains a small fraction of the viable potential of the rapidly growing market.

STRATEGY

Business Strategy:

Our business strategy is to become a leading provider of energy outsourcing services to the industrial, commercial and institutional marketplace. In the near term, we intend to increase shareholder value through improving the performance of our existing core operations capitalizing on the emerging opportunities in acquiring larger retail energy projects, including district energy and industrial CHP. Further, we will continue to look selectively at acquiring or developing renewable energy projects, with a primary focus on technologies where we have specific expertise such as landfill-gas-to-energy and biomass-to-energy. Our strategy also involves acquiring under-performing or undervalued energy assets and then combining our operational skills to drive efficiency gains through proven technologies, thereby reducing costs for our customers. Over the longer term, the Company intends to leverage its strategic relationships to advance its business goals and balance its acquisition strategy with organic growth, adding to its current project portfolio with a primary focus in its key target market of North America. We have identified the market segments that are consistent with our overall outsourcing strategy. These targeted markets have a smaller size range per project and require special skill sets that should have limited competition for acquiring or managing those assets in the near term.

The Company has a growth-oriented, risk-mitigated business development strategy. We are expanding our customer base and energy generation capacity through relationships based on long-term contracts, whereby each new customer and/or each new facility provides for additional long-term operations, revenues and cash flow. We will provide our customers with high value, custom-tailored energy solutions, which will increase the customer's industry competitiveness through higher operating efficiency, reliability and reduced capital and fuel costs. The long-term agreements with our customers generally seek to provide superior value and stability for our customers, while providing predictable returns for our shareholders.

To enhance our strategy, we have established strategic relationships with Cinergy Solutions and certain financial firms with specialized industry knowledge, with which we are pursuing development and growth opportunities. Through these strategic relationships, we expect to leverage our resources and increase our market visibility and probability of success.

Financial Strategy

Our financial strategy is to employ proven financing techniques in the bank and capital markets to expand our business. In doing so, we will continue to use project financing to permanently fund the construction and/or acquisition of energy generation facilities. Our risk management strategy aims to hedge financial risk with (i) long-term customer contracts that generally provide stable cash flow to cover debt service costs, (ii) utilization of fixed rate funding or financial hedges to mitigate rate risk and (iii) utilization of project related debt that is nonrecourse to the Company. The availability of capital at attractive terms will be a key requirement to enable us to meet our strategic objectives. Another important goal of management will be to maintain and expand relationships with key financial partners and explore other alternatives for raising capital and/or monetizing assets in the future while public capital markets remain inaccessible. From time to time, we may seek to obtain financing, including mezzanine or equity capital, when circumstances warrant. In all respects, we will strive to maintain ample liquidity to meet our operating requirements and to fund our growth.

COMPETITION

The energy generation industry is characterized by intense competition, and we encounter competition from utilities, industrial companies and other energy producers in our business. However, the retail energy market targeted by the Company is generally outside the main focus of larger energy generating competitors.

We are competing for development and acquisition opportunities with various companies, some of which may have greater access to resources and capital, as well as with our potential customers' current in-house alternatives. However, many of our competitors are subsidiaries of larger firms, with a core focus on other markets, and in some cases, those firms are exiting certain non-core business lines. This includes integrated utility companies, merchant energy companies and independent power producers many of which have subsidiaries with which we compete but which are mainly engaged in large-scale generation, transmission or distribution of electricity for the regulated or wholesale merchant markets. The markets for large-scale production of electricity or other energy are driven by fundamentally different factors and requirements than the market for customer tailored energy services from distributed generation, such as CHP and renewable fuels. We believe that our focus on mainly retail energy outsourcing utilizing CHP and renewable fuels gives the Company a competitive advantage.

Competition is a lesser factor for most of our core operations that seek to maximize value for our customers and stockholders within the framework of long-term contracts, thereby mitigating market risks.

With management's track record in energy outsourcing and its ability to develop long-term customer relationships, the Company believes it has a competitive advantage in a rapidly growing niche market serving companies seeking clean, reliable and low cost energy.

DESCRIPTION OF OPERATIONS AND FACILITIES

The Company's principal operations include the following:

                                                              Name      Fiscal
                                                             Plate      2002
                                                 Current    Capacity   Revenues
Business Unit                                   Ownership      MW    $ Millions
================================================================================
U.S Energy Biogas Corporation 1                    54%         57       $21.9
USE Canada Energy Corp.                           100%        100(2)     10.0
U.S. Energy Geothermal, LLC                        95%          7         1.3
Scandinavian Energy Finance, Limited               51%        160(3)      3.5
================================================================================
Total                                                         324      $36.7
================================================================================

     1 Includes 757,000 MMBTUs of direct biogas sales capacity in addition to 57MW of electric power capacity

     2    Includes 95MW thermal capacity

     3    SEFL Financed 160MW of Thermal Capacity

US Energy Biogas Corporation ("Biogas")

On May 11, 2001 the Company together with Cinergy Solutions through a merger acquired Zahren Alternative Power Corporation ("Zapco") renamed US Energy Biogas Corporation ("Biogas"). We own 54.26% and Cinergy Solutions, a wholly owned subsidiary of Cinergy Corp. ("Cinergy"), owns 45.74% of Biogas.

Biogas owns and operates 24 energy projects including 20 landfill gas to electricity projects, 3 landfill gas to boiler projects and 1 natural gas fueled cogeneration project. Energy production is sold under long term fixed or firm price energy purchase agreements. Production capacity for the electricity generation facilities is approximately 57MWs and boiler fuel projects sell approximately 757,000 mmbtus of boiler fuel per year. All of the generation projects are qualifying facilities under the Public Utility Regulatory Act of 1978 ("PURPA").

The following table lists the selected information about each plant owned and/or operated by Biogas in 2002 with the exception of Garland project, which we closed in 2002.

================================================================================
Name of Site           Type       MW       MMBTU      Energy Purchaser
================================================================================
  1 Amity   Project,   LFG-E      2.0                 Penn Power & Light
    PA
  2 122nd Street, IL   LFG-E      3.0                 Commonwealth Edison
  3 Barre, MA          LFG-E      0.9                 PG&E National Energy
  4 Brickyard, IL      LFG-E      3.0                 Illinois Power Company
  5 Brookhaven, NY     LFG-E      5.3                 Long Island Power
                                                      Authority
  6 Burlington, VT     LFG-E      0.8                 Burlington Electric Dept.
  7 Cape May, NJ        LFG       N/A     187,000     State of New Jersey
  8 Countryside, IL    LFG-E      8.0                 Commonwealth Edison
  9 Dixon/Lee, IL      LFG-E      3.9                 Commonwealth Edison
 10 Dolton, IL         LFG-E      5.3                 Commonwealth Edison
 11 Hamms, NJ          LFG-E      1.2                 GPU/First Energy
 12 Manchester, NH     LFG-E      1.2                 New Hampshire Public
                                                      Service
 13 Morris, IL         LFG-E      4.0                 Commonwealth Edison
 14 Oceanside, NY      LFG-E      1.2                 Long Island Power
                                                      Authority
 15 Onondaga, NY       LFG-E      1.2                 Niagara Mohawk
 16 Roxanna, IL        LFG-E      3.9                 Illinois Power Company
 17 Smithtown, NY      LFG-E      1.2                 Long Island Power
                                                      Authority
 18 SPSA I, VA         LFG-E      3.3                 Virginia Power Company
 19 SPSA II, VA         LFG       N/A     260,000     CIBA Sp. Chemical
 20 Streator, IL       LFG-E      1.0                 Commonwealth Edison
 21 Tucson, AZ          LFG       N/A     310,000     Tucson Electric Power
 22 Upper Rock, IL     LFG-E      3.0                 Mid American Energy
 23 Willow Ranch, IL   LFG-E      1.0                 Commonwealth Edison
 24 Readville, MA       CHP       2.4                 Royal Ahold/Stop& Shop
================================================================================
    Total                        56.8    757,000
================================================================================

Note: LFG   = Transco
      LFG-E = Genco
      CHP   = Combined Heat & Power Project

Biogas, through its subsidiaries or its affiliates, owns the generation equipment and switchgear used in the electricity generation facilities ("Gencos") and the compressors and pipelines used in the transportation facilities ("Transcos").

The Gencos sell the electricity produced to local utilities under long term contracts with fixed or firm pricing arrangements. The contracts require the utilities to purchase all of the energy generated by the projects but do not contain any minimum production requirements.

The Transcos sell landfill gas to third party users for their use as boiler fuel. These projects receive payments for fuel under long term contracts in which pricing is based off of the price of natural gas.

Both the Gencos and the Transcos purchase landfill gas from the gas collection companies (Gascos). Gas purchases are made under long term, fixed price contracts.

Prior to 1999, Biogas had a significant ownership interest in the Gascos. Owners of the Gascos receive Federal tax credits under Section 29 of the Internal Revenue Code ("Section 29") for the sale of alternative fuels for the generation of energy. In 1999 and 2001, Biogas sold over 99% of its ownership interests in the Gascos and will receive revenues from the sale of the interests through the year 2007. Biogas usually retains a 1% general partner interest in the Gascos, but the Limited Partnerships (LPs) are not consolidated in its financial statements.

All the Gascos generate Section 29 tax credit related income to Biogas from (i) gains and interest income on the sale of Gasco partnership interests to the tax credit beneficiaries which have been structured, in some cases, in the form of a fixed installment note, and (ii) gains and interest income from the ongoing annual production of methane gas which has been structured under a contingent note arrangement. Biogas operates most of the Gascos for the owners under long term operating agreements.

Depending on the date that gas collection systems were placed in service, the project's qualification to produce Section 29 tax credits expires either on December 31, 2002 or December 31, 2007. Biogas has six projects whose qualification for Section 29 tax credits expired on December 31, 2002. These projects are Burlington, Dunbarton, Amity, Oceanside, Onondaga, and Smithtown. The expiration of these tax credits is not expected to have a material impact on Biogas. All of these projects continue to produce electricity output. The amount of the tax credit generated for the year 2002 was $1.083 per MMBTU sold. The tax credit rate is set annually by the US Treasury.

On October 30, 2002, Hoffman Road Energy Partners LLC (HREP), an affiliate of Biogas entered into an agreement with the City of Toledo to sell its landfill gas assets to the City in April 2003. The proceeds from the sale shall be used primarily to retire the existing project loan in the amount of $1.32 million from ABB Energy Capital. Simultaneously with the closing of that sale, the City of Toledo and HREP are to terminate their landfill gas agreement.

In December of 2002, an expansion of the SPSA II Transco project was completed. The expansion included the retrofit of a third boiler at the CIBA Specialty Chemicals Company power plant to allow it to accept landfill gas as its fuel.

During 2002, Biogas completed the transfer to Jenbacher Energy Systems LTD of the operations and maintenance of the generating equipment for the eight projects located in Illinois (Dixon Lee, Streator, Dolton, 122nd Street, Willow, Roxanna, Upper Rock and Brickyard) that utilize Jenbacher engines. Jenbacher assumed operations and maintenance responsibilities for four projects effective on June 1, 2002 and four projects effective on November 1, 2002. In addition, effective on January 1, 2003, Biogas transferred the operations and maintenance of two of its Illinois projects that utilize Deutz engines (Countryside and Morris) to RUN Energy. The agreements with Jenbacher and RUN Energy, collectively "O&M operator", transfer substantially all responsibilities and costs associated with the operation and maintenance of the engines, generators and switchgear, including all scheduled preventative maintenance, to the O&M operator. The O&M operator also assumes substantially all the risks associated with equipment failure including the costs of any and all replacement parts. The O&M operator will be paid based upon a fixed price per kwh of electricity produced. The agreements with Jenbacher include financial penalties for production below specified levels and bonuses for production above specified levels.

By entering into these O&M contracts with experienced operators, we anticipate improvement in KWH production and equipment production availability for all of these projects as well as savings in operating costs, including capital expenditures.

As of October 4, 2002, Garland Energy Development LLC (GED), a wholly owned subsidiary of Biogas, and the City of Garland, Texas terminated their agreement in connection with the operation of a sludge drying facility in Garland Texas. GED paid the City of Garland $700,000 in consideration of such termination. These funds were previously designated for capital improvements at the sludge drying facility. The parties released each other from all claims relating to their agreements respecting the sludge drying facility. The termination of the agreement respecting the facility did not affect Biogas's rights to operate a landfill gas collection system and flare at the site. Biogas is exploring other business opportunities at the Garland site, including the installation of an electrical generation plant and the potential sale of renewable energy credits in the Texas market.

In accordance with our business strategy, we are focusing on achieving increased efficiencies and performance in our Biogas operations. Operating performance of the established operations, which utilize proven technology, has been stable. Newer projects underwent performance optimization in the first half of the year with commercial operation during the second half of 2002. In addition, efforts are underway to enhance the gas production from existing well fields to allow the maximum utilization of existing generating capacity. With significant payroll and administrative cost reductions achieved during 2002, the improvement program is now focused on production.

In 2002, Biogas recorded adjustments to its books related to non-recurring items as outlined on page 15. These adjustments reduced the Net Income of Biogas by $2,847,000 (net of minority interest).

USE Canada Energy Corp. ("USECanada")

USE Canada owns and operates two district energy systems located in Charlottetown, Prince Edward Island and in London, Ontario. The two district energy systems provide energy to a large number of customers in their respective service areas. Most of the sales are under long-term contracts with the remaining weighted average revenue contract duration of 13 years for the combined projects. Contract revenues typically escalate at rates of CPI and fuel price is typically passed through to customers in both systems, which reduces commodity price risk to USE Canada. At expiration, the contracts are typically renewed on terms that are competitive at that time. Customer losses are rare and the systems experience net customer growth.

In Charlottetown, energy is produced at renewable biomass and energy-from-waste facilities. Electricity is sold to the local public utility. In addition, heating and cooling is distributed through an underground piping system to institutional, residential and commercial buildings. The plant is a major supplier of heat to large customers in Charlottetown. The plant was constructed in the mid 1980's and was substantially expanded and upgraded in the mid-to-late 1990's. Our key customers in Charlottetown include: (i) the Provincial Government (Department of Transportation and Public Works), (ii) University of Prince Edward Island, (iii) Queen Elizabeth Hospital, and (iv) Island Waste Management Corporation.

In London, energy is produced using a natural gas fueled CHP facility. The London project has more than seventy customer contracts comprised of a mix of commercial and government-related buildings with remaining 7-year weighted average revenue contract duration. Two contracts representing more than 28% of revenues include the local municipal utility and city convention center. The system has a long and successful operating history and was substantially upgraded in the 1990s and is a major supplier of heating and cooling services to the London business district.

U.S. Energy Geothermal, LLC

Our 95%-owned subsidiary, U.S. Energy Geothermal, LLC ("Geothermal, LLC"), owns two geothermal power plants in Steamboat Hills, Nevada: Steamboat 1 and 1A. These plants produce electricity through a system in which hot water from the earth's sub-strata is used to generate electricity and then is re-injected into the earth. The plants produce a combined seven megawatts of electric power, which is sold under long-term power purchase agreements with Sierra Pacific Power Company ("Sierra"). Sierra is obligated to pay rates for this electric power generated by Geothermal, LLC that are based on the wholesale electricity prices at the California-Oregon Border exchange.

Pursuant to our agreement with Far West Capital, Inc. ("Far West"), which owns 5% interest in Geothermal, LLC, Far West is entitled to share in profits based upon a predetermined formula. During 2002, Geothermal, LLC did not generate sufficient profits to qualify Far West for a share of the projects income for such year. Geothermal, LLC makes royalty payments for steam extraction rights and also royalty payments on the gross and net revenue of Steamboat 1 after certain deductions. Steamboat 1 and 1A were built in 1986 and 1988, respectively. The day-to-day operations are provided by SB Geo, Inc. ("SB Geo"), a company in which the principals of Far West own a majority equity interest.

In April 2002, Ormat Systems, Inc. and Geothermal, LLC entered into an agreement under which Ormat's net royalty interest and all related rights, including any claims for past royalties and all future royalty rights, were terminated in exchange for a payment of $500,000.

With the downturn in the wholesale power market, generally, the value of merchant assets in the domestic market has significantly decreased. After performing a discounted cash flow value analysis using a risk adjusted rate of return commensurate with the specific asset characteristics and future market opportunities in the western U.S. and accounting for combined accruals for the payment of royalties and royalty termination payments, the Company took non-cash operating charges and adjustments to the valuation of the assets of Geothermal, LLC in the amount of $5.05 million.

Scandinavian Energy Finance, Limited / EnergiSystem i Sverige AB (SEFL). In March, 2002, together with EIC Inc., we formed a joint venture, Scandinavian Energy Finance, Limited ("SEFL") and financed a new Swedish energy group, EnergiSystem i Sverige AB (EnergiSystem).

SEFL provided approximately $56 million to EnergiSystem i Sverige AB in the form of loan financing. Approximately $45 million of this loan was made in the form of a senior secured convertible debenture to EnergiSystem and approximately $11 million was in the form of a subordinated loan to EnergiSystem. The senior secured convertible debenture carries an interest rate of approximately 6% during the first 2 years and 9% thereafter. The subordinated loan carries an interest rate of approximately 13%. SEFL has a 25 year option to acquire 90% of the fully diluted equity of EnergiSystem i Sverige AB for a nominal sum.

As part of the transaction, EnergiSystem acquired seven operating district energy systems and several late-stage development projects. Currently, the operations provide biomass-fueled energy to 800 customers serving the equivalent of approximately 30,000 households in ten communities in the vicinity of Stockholm, Sweden. A significant portion of the energy is provided under long-term contracts. The energy market in Sweden is deregulated, and district energy markets are not subject to government rate regulation.

We hold 51% of the voting interests of SEFL and EIC holds 49% of the voting interests. We invested approximately $5 million in cash and 147,976 of our common shares, valued at approximately $675,000, in SEFL. EIC invested its proportionate share in cash.

A Swedish bank provided SEFL with approximately $45 million of long term financing on a non-recourse basis to SEFL's stockholders. The financing carries a variable interest rate capped at 4.7% for the first 5 years and a rate of STIBOR plus 110 basis points thereafter. The loan has a 25 year term with no amortization during the first ten years.

In November 2002, 1,400 convertible debentures were converted into 1,400 EnergiSystem Sverige AB equity shares at a value of $5,085,000.

Other Operations and Interests

Plymouth Envirosystems, Inc. Our wholly owned subsidiary, Plymouth Envirosystems, Inc., owns a 50% interest in Plymouth Cogeneration Limited Partnership ("Plymouth Facility") which owns and operates a CHP plant producing
1.2 MW of electricity and 7 MW of heat at Plymouth State College, in Plymouth, New Hampshire. The Plymouth Facility provides, under a long-term contract, 100% of the electrical and heating requirements for the campus, which is a part of the University of New Hampshire system.

The day-to-day operations of the Plymouth Facility are managed by one of our partners, which is an affiliate of Equitable Resources, Inc. Management decisions are made by a committee composed of representatives of the three partners in this project.

The annual evaluation by management of the Company's non-core investments has resulted in a significant impairment of some of those investments, due to both current deteriorating macroeconomic and energy market conditions and the results of a discounted cash flow value analysis using a risk adjusted rate of return commensurate with the specific asset characteristics and future market opportunities for each investment. The Company has decided to recognize an impairment against the following non-core investments as discussed and disclosed:

Lehi Envirosystems, Inc. In 1997, our entirely owned subsidiary, Lehi Envirosystems, Inc. ("LEHI"), acquired a 50% equity interest in Lehi Independent Power Associates ("LIPA"), which owns a cogeneration facility in Lehi, Utah (the "Lehi Facility") and the underlying real estate. The Lehi Facility has been dormant since 1990. In the first quarter of 2002, the Company recorded an expense equal to the carrying value of the investment, $830,000, due to the lack of development opportunities at the site given current market conditions. An owner of 25% interest in LIPA also owns a 5% interest in Geothermal, LLC.

USE GEO Acquisition LLC (USE GEO). This district energy project has been under development since 1996. If completed, the project will use geothermal energy for heating and cooling in Reno, Nevada. There are two classes of membership interests in US GEO. We own a majority of one class and Marathon Energy LLC, an affiliate of Marathon Capital, LLC, which in turn is an affiliate of the Company, holds all of the other interests in USE GEO, which are subordinated to our interests and pay no dividends. Our interests earn a preferred dividend of 5% per annum compounded annually and have a distribution and liquidation preference equal to any accrued unpaid preferred dividends plus their unreturned capital contribution. To date, we have not received any cash dividends from our investment.

Limited progress in the development of the project was achieved in 2002. Accordingly, on December 31, 2002 the Company recorded an expense equal to the carrying value of our investment in this entity of $2.5 million.

Castlebridge Partners LLC ("Castlebridge"). On August 23, 2000, we issued 568,750 shares of our common stock through Castlebridge LLC., a wholly-owned subsidiary of the Company, to acquire a 25% interest in Castlebridge, a risk management firm specializing in risk management services for the energy and commodities industries.

As of December 31, 2002, the ownership structure of Castlebridge Partners, LLC was reorganized. Castlebridge distributed to US Energy Castlebridge, LLC, 268,750 shares of the Company's common stock representing all of our shares still held by Castlebridge. USE Castlebridge's membership interest was converted from a common membership interest into a preferred membership interest with preferred dividend and liquidation preferences equal to $1.7 million plus accrued unpaid preferred dividends.

USE Castlebridge membership interest also carries veto rights pertaining to certain fundamental Castlebridge decisions.

The market for risk management services for the energy industry deteriorated significantly during 2002 in connection with lower market power prices and reduced electricity trading activities among the large integrated utilities and merchant energy companies, and other companies involved in electricity trading. As a result of the deteriorating outlook, the Company has recognized an impairment equal to the carrying value of the investment after performing a discounted cash flow value analysis using a risk adjusted rate of return commensurate with the specific business characteristics and potential business opportunities in the energy trading and commodities markets. As of December 31, 2002, the Company adjusted the valuation of Castlebridge by $ 1.7 million.

Marathon Capital LLC,("Marathon"). In 2000, the Company acquired preferred stock in Marathon, yielding a 9% annual dividend and convertible into a 31% common interest in Marathon, by issuing 200,000 shares of the Company's common stock. Marathon specializes in arranging financing and asset acquisition advisory services for energy projects.

The financing and acquisition market for energy projects deteriorated significantly during 2002 and few transactions took place due to a lack of liquidity in the sector resulting from adverse capital market conditions. In connection with the deteriorating market, the Company has recognized an impairement equal to the carrying value of the investment due to the uncertainty in the energy markets and the projected value of the investment in the next five years. As of December 31, 2002, the Company adjusted the valuation of Marathon by $1.01 million.

US Energy Environmental Corporation

On June 30, 2002, the Company sold its shares of US Enviro to KGS Environmental LLC, an employee-led partnership for approximately $ 1.7 million, which included cash consideration and the assumption of debt. This sale resulted in net of tax loss of $ 1.6 million. The sale of US Enviro, a domestic provider of environmental services, including recycling and remediation, was part of the Company's previously announced strategy to divest or discontinue non-core operations.

EMPLOYEES

At April 1, 2003, we employed approximately 80 full and part-time employees in our various subsidiaries and locations. Not included are personnel at certain power plants provided under contract with the plant operators. We consider our relations with employees to be satisfactory.

GOVERNMENT REGULATION

US Energy Business

None of the Company's energy projects in the United States are currently subject to federal or state utility rate regulation. Under present federal law, the Company is not and will not be subject to regulation as a holding company under the Public Utility Holding Company Act ("PUCHA") of 1935, as long as each power plant in which it has an interest is a qualifying facility (a "QF") as such term is defined under PURPA , or meets the criteria for another exemption. In order to be a QF, a facility must be not more than 50% owned by an electric utility or electric utility holding company. A QF that is a cogeneration facility must provide not only electricity but also useful thermal energy for use in an industrial or commercial process or heating or cooling applications in specified proportions to the facility's total energy output and must meet certain energy output and energy efficiency standards. Geothermal and biogas plants will be considered QF's if they meet PURPAS's ownership requirements and other standards. Each of our United States energy projects is a QF. In those states where the sale of electricity directly to an individual or a commercial customer is regulated as retail, none of our energy projects is currently subject to state utility law regulation.

Separate from federal and state utility rate regulation, the construction and operation of power generation facilities require numerous permits, approvals and certificates from appropriate federal, state and local governmental agencies, as well as compliance with environmental protection legislation and other regulations. With an exception of an air operation permit for the Lehi Facility, we believe that we are in substantial compliance with all applicable rules and regulations and that the projects in which we are involved have the requisite approvals for existing operations and are operated in accordance with applicable laws.

Biogas Illinois Projects

The Illinois Public Utilities Act. Each of Biogas' projects in the State of Illinois is a "Qualified Solid Waste Energy Facility" or "QSWEF" under the Illinois Public Utilities Act ("IPUA"). Pursuant to the IPUA, electric utilities (the "Utilities") are required to enter into long-term power purchase agreements with the QSWEFs of at least a ten-year duration. The Utilities must purchase the electricity from the QSWEFs at a rate that is equal to the average amount per kilowatt-hour paid by the local government entities in the QSWEFs' area of location ("Retail Cost"). This Retail Cost is different from, and generally exceeds, the Utilities "Avoided Cost", which is the cost the Utilities would bear if they generated the electric energy themselves or purchased it from a source other than the QSWEFs. Thus, the QSWEF's receive a premium representing the excess of the Utilities' Retail Cost over Avoided Cost (the "Premium"). The Utilities are entitled to Illinois State tax credits equal to the amount of any Premiums that they transfer to the QSWEFs under the purchase agreements.

The QSWEFs are obligated to reimburse the State of Illinois (the State) for the amount of the tax credits claimed by the Utilities. The QSWEFs are required to begin repaying the tax credits to the State no later than 10 years from the date the facility begins commercial operation, and all tax credits must be fully repaid by the end of the actual useful life of the facility. In accordance with Illinois Commerce Commission ("ICC") orders, Biogas' Illinois projects maintain a special reimbursement fund by means of which they segregate money to repay the State of Illinois for amounts the State has paid to the Utilities in the form of tax credits.

Canadian Energy Business

Our Canadian district energy projects are currently not subject to national or provincial utility rate regulation. However, projects require numerous permits, approvals and certificates from provincial and municipal agencies. We believe that we are in substantial compliance with all applicable rules and regulations and that the Canadian district energy projects in which we are involved have the requisite approval for existing operations and are operated in accordance with applicable laws.

ITEM 2.  DESCRIPTION OF PROPERTY

Property owned by Biogas projects includes all buildings and improvements, electricity generating equipment, switchgears, controls and associated ancillary equipment. Biogas has no ownership interest in the landfills, nor does it have any responsibilities or liability for the operation of the landfills. Biogas projects (Gencos, Transcos and Gascos) occupy the landfills pursuant to leases. Substantially all of Biogas project assets collateralize its project's loans. Biogas rents office space in Avon, Connecticut.

USE Canada owns buildings, turbine generators, boilers, fuel handling systems, cooling towers, and distribution piping, heat exchangers and converters. Some underlying land is leased. Both plants also have stand-by backup plants under lease. Substantially all of USE Canada's project assets collateralize USE Canada's project loans.

Geothermal, LLC's plants are located on a geothermal field in Steamboat Hills, Nevada. They own buildings and improvements, generators, motors, switchgear and controls, production and injection wells and associated piping. Geothermal leases the land and underlying geothermal resource from Sierra Pacific. We have no separate lease agreement for the Reno office space, but rental fees are included in the fees we pay to SB GEO for the operation and management of the project.

Plymouth Cogeneration, a Delaware partnership, of which we own 50%, owns the Plymouth Facility. Plymouth Cogeneration owns plant and equipment associated with the cogeneration project including the engines, generators, boilers, switchgear, controls and piping.

The Lehi Facility is owned by LIPA, a Utah limited liability company, of which we own 50%. The property is in Lehi, Utah, and includes land, buildings and permits.

Our headquarters are located in a commercial office building in White Plains, New York.

All our properties are in satisfactory condition and we believe that they are adequately covered by insurance.

ITEM 3.  LEGAL PROCEEDINGS

We are engaged from time to time in legal proceedings, none of which are expected to materially affect our business.


Geothermal Development Associates (GDA) and Delphi Securities, Inc. (Delphi) filed a lawsuit in the Second District Court of the State of Nevada, Washoe County, against Geothermal, LLC, seeking declaratory and monetary relief regarding their royalty rights pertaining to the Geothermal, LLC plants particularly during the March 1, 2000 through February 28, 2002 period. We do not expect the lawsuit to materially affect our business. In the event of an adverse result, management anticipates that the potential range of a damage award against USE Geothermal, LLC could range up to $400,000 to $1,000,000.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

                                     PART II

ITEM 5.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

PRICE RANGE OF COMMON STOCK

Our Common Stock trades on the NASDAQ Small Cap Market under the symbol USEY. The table below sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported by the NASDAQ Small Cap Market.


                                                          Sales Price
                                                       ------------------
                                                        High       Low
                                                       -------    -------
Twelve Months Ended December 31, 2001:
   First Quarter.................................       $5.25      $3.88
   Second Quarter................................        8.09       4.59
   Third Quarter.................................        6.66       4.00
   Fourth Quarter................................        6.01       4.00

Fiscal Year Ended December 31, 2002:
   First Quarter.................................       $5.30      $3.30
   Second Quarter................................        4.08       1.11
   Third Quarter.................................        1.90        .60
   Fourth Quarter................................        1.38        .56

HOLDERS

As of March 28, 2003 there were 339 holders of record of our Common Stock. We estimate that there are over 2,000 beneficial holders of our common stock.

DIVIDENDS

We have not paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. Our ability to pay cash dividends on our common stock may be limited by our outstanding shares of Series B, Series C and Series D Preferred Stock. Generally, these shares of preferred stock provide that no dividends may be paid on our common stock unless dividends have been set aside for the outstanding preferred stock. In addition, we are limited in our ability to pay dividends by various loan agreements, which our subsidiaries have entered into and that may limit their ability to distribute cash to us.

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

RESULTS OF OPERATIONS

A summary of revenue and operating income by operating units is as follows:

================================================================================
                                                                        FY 2002
                                                     FY 2002             Gains
                                                   Operating           (Losses)
                            FY 2002 Revenues      Income(Loss)*       from Joint
Business Groups/Units
================================================================================
Operations Group
Biogas                         $21,950,000       $ (1,685,000)
USE Canada                      10,021,000           2,111,000
Geothermal, LLC                  1,300,000         (5,401,000)
US Enviro                        2,519,000              91,000
SEFL                             3,453,000           1,184,000
                          -------------------------------------
Total Group                     39,243,000         (3,700,000)

Corporate Group
US Energy Systems, Inc.            698,000         (8,524,000)
Plymouth Cogeneration LP                               (6,000)           77,000
Lehi                                                 (830,000)         (17,000)
--------------------------------------------------------------------------------
         Total Company         $39,941,000       $(13,060,000)         $ 60,000
================================================================================

*  Before Minority Interests

In comparing fiscal 2002 information to fiscal 2001 the reader should be informed of the following events:

     a) The Company sold US Enviro on June 30, 2002. Therefore, only six months of activity is included in fiscal year 2002 as compared to a full year in fiscal year 2001.

     b) Fiscal year 2002 includes a full year of activity for Biogas and USE Canada as compared to fiscal year 2001 which included eight and seven months for Biogas and USE Canada, respectively.

     c) The inclusion of SEFL activity in fiscal year 2002 has no comparison in fiscal year 2001.

Investments in joint ventures are accounted for under the equity method of accounting, and accordingly, revenues and expenses of these investments are not included in our consolidated statements of operations.

During  2002,  we  incurred  substantial  non-recurring  costs  or  expenses  in restructuring and improving certain projects, eliminating unnecessary or redundant administrative functions, risk mitigation and the termination and/or disposition of non-performing or non-strategic assets. The measures were designed to increase management focus, operating efficiencies and improve long-term profitability. The schedule below illustrates these items and their effect on the Company in fiscal 2002.

  Recurring Income 2002

---------------------------------------------------------------------------------------------------------------------

Adjustments for Non-recurring Charges             Core Operations               USE Corporate              Total
                                              ------------------------     -------------------------    -------------
Net Income (Loss)                                           $  215,000                  $(15,636,000)   $ (15,421,000)


Biogas Non-recurring Expenses                 $7,988,000                  $  (267,00)
Net of Tax Provision and Minority Interest    (5,141,000)                    107,000
                                              ----------                   ----------                   -------------
                                               2,847,000                    (160,000)                       2,687,000
Core Income Elements Accounted for on US
   Corporate:
   ZRP Royalties                                 152,000                    (152,000)
   Consulting Fees, EnergiSystem                 425,000                    (425,000)
Corporate and Other Non-recurring
Expenses:

   Geothermal, LLC                                                         5,050,000                        5,050,000
   US Enviro (1)                                                           2,666,000                        2,666,000
   LEHI                                                                      830,000                          830,000
   USE GEO                                                                 2,500,000                        2,500,000
   Castlebridge                                                            1,700,000                        1,700,000
   Marathon                                                                1,010,000                        1,010,000
   Corporate Development (2)                                                 700,000                          700,000
   Deferred Financing Fees                                                 1,500,000                        1,500,000
   Net of Tax Provision                         (231,000)           --    (1,981,000)                      (2,212,000)
                                              ----------    ----------    ----------                    -------------
Total Non-recurring Expenses                                $3,193,000                  $ 13,237,000
Total Recurring Net Income                                  $3,408,000                  $ (2,399,000)   $   1,009,000
                                                            ==========                   ===========    =============
---------------------------------------------------------------------------------------------------------------------

     (1) Net of Tax, $1.6 million
     (2) See Item 6 - Management's Discussion and Analysis of Operations

Revenues:

Total Company's 2002 fiscal revenues were $39,941,000, an increase of 4% when compared with the fiscal year end 2001. Revenues of the Operations Group increased primarily due to the consolidation of three significant acquisitions, including Biogas and USE Canada for the full fiscal year 2002 and SEFL for nine months of fiscal 2002, respectively. Revenue increases were offset by the elimination of revenues from the sale of US Enviro, non-recurring items from Biogas and lower revenues from Geothermal, LLC. In 2002, Biogas revenues were essentially flat when compared to the prior year period, however, recurring revenues from Biogas increased 18% from the prior year after (i) excluding a one time gain related to the sale of its Gasco holdings in 2001 and (ii) the adjustments of certain revenue items in 2002 together totaling approximately $3 million. Geothermal, LLC revenues declined $6 million from the prior period from $7 million to $1 million in 2002 resulting from a decline in electricity pricing in the western United States.

Expenses:

Operating Expenses: The operating expenses of the Company grew $7,353,000 or 46% from 2001. This increase, while mostly due to the recognition of a full year of operating expenses for Biogas and USE Canada and nine months of operating expenses for SEFL, is also due to significant non-recurring of expenses in 2002 for Biogas and costs associated with discontinued operations of non-strategic assets. Additionally, approximately $1.4 million of site improvements were recognized as period expenses in 2002. Biogas has received the benefit of $0.6 million of site improvements provided by its O&M operator. These benefits are not reflected on these Financial Statements as the O&M operator will be recouping these expenditures in the future through its monthly O&M contracts, which are cancelable by either party with 30 days notice.

Accounting for combined accruals for the payment of royalties and royalty termination payments, the Company recorded a $1.2 million non-cash charge and valuation expense to Geothermal, LLC. Operating expenses for 2002, after excluding non-recurring period charges, remained constant as compared to the prior year period, when adjusted for the inclusion of a full year of SEFL, Biogas and USE Canada and the exclusion of US Enviro.

Operating, General and Administrative Non-recurring: In the first quarter of 2002, the Company recognized non-recurring expenses against operations, goodwill, investment and general and administrative expenses. These expenses were recognized due to expected losses in the sale of the US Enviro, write down of development costs of $700,000, discontinued operations in Biogas, valuation adjustments of investments held by LEHI and Geothermal, LLC, and potential severance and other expenses related to the consolidation of operations and accounting of Biogas.

General and Administrative: Salaries and consulting fees increased by more than $3.6 million due in part to the recognition of $1.5 million of deferred compensation from 2001. In 2001, these expenses were deferred and were to be amortized over five years. Additionally, Biogas incurred severance fees and consulting fees related to the consolidation of the accounting and administrative functions of $1.1 million. Legal and professional fees increased primarily due to the retention of lawyers specializing in IRS proceedings related to Biogas Illinois subsidiary income recognition and the termination of contracts related to discontinued operations at Biogas. This IRS proceeding concluded without any material change to our tax position. Insurance increased due to the general increase in all insurance since September 11, 2001, including a major increase in Director's and Officer's liability insurance in 2002, and the inclusion of Biogas and USE Canada operations on a full year basis. Other general and administrative expenses increased from previous years due to the recognition of development costs of $760,000, the increase in the doubtful account balance of $1.0 million by Biogas and the inclusion of Biogas and USE Canada operations on a full year basis. Corporate expenses for 2002, after excluding non-recurring period charges, remained relatively constant.


Net income from core operations, which includes Biogas, USE Canada and SEFL, was approximately $215,000 in the year ended December 31, 2002. However, before the deduction of non-recurring items at Biogas, net income from core operations was approximately $3.4 million for the full year 2002.

The following is a breakdown of selected categorized costs for Fiscal 2002 and 2001:

================================================================================
                                                      Fiscal 2002    Fiscal 2001
================================================================================
Operating Expense                                     $23,366,000    $16,013,000
Operating, General and Administrative
  Non-recurring                                         7,534,000             --
General and Administrative Expenses
     Salaries and Consulting Fees                       4,964,000      1,344,000
     Legal and Professional Fees                          660,000        430,000
     Corporate Insurance                                  789,000        278,000
     Corporate Expenses                                   371,000        275,000
     Other General and Amortization                     4,483,000      1,641,000
Depreciation and Amortization                           6,834,000      4,735,000
--------------------------------------------------------------------------------
         Total                                        $49,001,000    $24,716,000
================================================================================

================================================================================
                                                        Corporate
                                        Operations      and Other        Total
================================================================================
Operating Expense                       $23,365,000    $    1,000    $23,366,000
General Administrative Expenses           9,709,000     1,558,000     11,267,000
Operating, General and Administrative            --     7,534,000      7,534,000
Non-recurring
Depreciation and Amortization             6,771,000        63,000      6,834,000
================================================================================
         Total *                        $39,845,000    $9,156,000    $49,001,000
================================================================================
* Excludes (gain) from Joint Ventures

A comparable breakdown for Fiscal 2001 is as follows:

================================================================================
                                                        Corporate
                                       Operations       and Other       Total
================================================================================
Operating Expense                     $15,738,000      $  275,000    $16,013,000
General Administrative Expenses         1,951,000       2,017,000      3,968,000
Depreciation and Amortization           4,537,000         198,000      4,735,000
================================================================================
         Total *                      $22,226,000      $2,490,000    $24,716,000
================================================================================
* Excludes (gain) from Joint Ventures

Gains from investments and joint ventures decreased from $83,000 in fiscal 2001 to $60,000 in fiscal 2002 due to lower power generation at the Plymouth facility.

Interest Income and Expense:

Interest income increased to $1,688,000 in Fiscal 2002 from $536,000 in Fiscal 2001 as a result of higher cash balances and the receipt of interest on notes receivable not in effect in the full prior period. Dividends paid on preferred stock decreased by $281,000, from $1,111,000 in Fiscal 2001 to $830,000 in fiscal 2002, as a result of the reduced dividend rates.

Interest expense increased significantly due mainly to the issuance and consolidation of approximately $129 million in non-recourse project financing in connection with the acquisition of Biogas and USE Canada on a full year basis and SEFL on a part year basis.

Income Tax:

Provision for income taxes resulted in a tax benefit for fiscal 2002 of $8,734,000. The effective tax rate was approximately 40% for fiscal 2002. The company has an NOL carry forward of $30 million, some of which is subject to limitation under Section 382 of the IRS code.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, cash and equivalents totaled approximately $16,215,000, of which $2,968,000 was unrestricted, as compared to $10,658,000 of unrestricted cash at December 31, 2001. In connection with notes payable by certain Biogas subsidiaries, the lender required these subsidiaries to maintain various restricted cash accounts, which, at December 31, 2002, amounted to $13,247,000. This amount also includes approximately $1,590,000 million of funds the Company set aside to ensure the payment of dividends on certain series of our preferred stock. These funds were set apart in conjunction with the approval of our plan of recapitalization.

During the year ended December 31, 2002, cash flow of $41,142,000 from financing activities and $8,944,000 of operating funds were used to fund $(59,286,000) of investing activities.

Cash flow from operating activities during the year ended December 31, 2002 increased $220,000 after accounting for the effect of the non-recurring non-cash effecting charges recorded by the Company as compared to $8,724,000 during the year ended December 31, 2001. The Company used its unrestricted cash during 2002 to launch SEFL, reduce overall headcount of employees and fund daily operations.

We used $6,492,000 in acquiring additional assets and investments. Construction in progress used $737,000 in cash in the current twelve months period mostly in the build out of improvements in USE Canada.

Our consolidated working capital (including $13,247,000 of restricted cash at December 31, 2002) decreased to $6,101,000 at December 31, 2002 from $16,375,000 at December 31, 2001.

We continue to evaluate current and forecasted cash flow as a basis to determine financing operating requirements and capital expenditures. We believe that we will have sufficient liquidity from cash flow from operations, sales of assets, and working capital to satisfy all obligations under outstanding indebtedness and to refinance a shareholder loan to certain Biogas subsidiaries relating to the Morris Illinois project which has come due, to bring current a shareholder loan to Biogas respecting which interest and scheduled amortization payments are past due, to finance anticipated capital expenditures and to fund working capital requirements for the next twelve months.

CERTAIN RISK FACTORS THAT MAY IMPACT US:

Set forth below and elsewhere in this report and other documents we file with the SEC are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements contained in this report.

RISKS RELATED TO THE COMPANY:

We may face substantial impediments to completing future acquisitions and development projects.

Our growth strategy depends on our ability to identify and acquire appropriate companies or energy projects, our ability to develop new energy projects, our ability to integrate the acquired and developed operations effectively and our ability to increase our market share. We cannot assure you that we will be able to identify viable acquisition candidates or development projects, that any identified candidates or development projects will be acquired or developed, that acquired companies or power facilities and developed projects will be effectively integrated to realize expected efficiencies and economies of scale, or that any acquisitions or development projects will prove to be profitable or be without unforeseen liabilities. In the event that acquisition candidates or development projects are not identifiable or acquisitions or development projects are prohibitively costly, we may be forced to alter our future growth strategy. As we continue to pursue our acquisition and development strategy in the future, our stock price, financial condition and results of operations may fluctuate significantly from period to period.

We have limited available capital, and we may need additional financing in the future.

We believe that our current and anticipated cash flow from operations and assets sales from the financing sources and transactions described herein will be sufficient to meet our anticipated cash requirements for the next twelve months; however, there can be no assurance in this regard. As of December 31, 2002 we had approximately $2,968,000 unrestricted cash available. If we were unable to generate cash flows from operations and asset sales to fund our working capital needs, we would be required to obtain additional equity or debt financing to continue to operate our business. In addition, we anticipate that each project we acquire or develop will require us to raise additional financing, some of which may be in the form of additional equity.

There can be no assurance that this capital will be available to us, or if available, that it will be on terms acceptable to us. If issuing equity securities raises additional funds, significant dilution to existing stockholders may result. If additional financing for projects is not available on acceptable terms, we may have to cancel, decline or defer new projects. Any inability by us to obtain additional financing to meet cash or capital requirements, if required, may have a material adverse effect on our operations.

Our subsidiaries have substantial indebtedness and in connection with their existing indebtedness we have agreed to significant restrictions upon their operations, including their ability to use their cash.

We have substantial debt that has been incurred to finance the acquisition and development of energy facilities. As of December 31, 2002, our total consolidated long term debt was $129,000,000, our total consolidated assets were about $ 225,000,000 and our stockholders' equity was approximately $42,000,000. Whether we will be able to meet our debt service obligations and repay our outstanding indebtedness will depend primarily upon the performance of our energy projects. Our subsidiaries' existing debt agreements limit or prohibit their ability to engage in transactions outside the ordinary course of business and may limit their ability to pay dividends to us.

Certain subsidiaries of Biogas are in default of a project loan made by one of our shareholders for which refinancing is being sought. Interest and scheduled amortization payments on a shareholder loan to Biogas are also past due. If cash flow is insufficient and refinancing or additional financing is unavailable, our respective subsidiaries may be forced to default on other indebtedness.

Although we have insurance, it may not cover every potential risk associated with our operations.

Although we maintain insurance of various types to cover many of the risks that apply to our operations, including $3,000,000 of general liability insurance, a $20,000,000 umbrella policy, as well as separate insurance for each project, our insurance will not cover every potential risk associated with our operations. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on our financial condition and results of operations. Moreover, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable.

We have issued many securities convertible into shares of our common stock and we have many authorized but unissued shares of our common stock.

We have issued shares of our preferred stock, options, warrants, and other securities convertible into shares of our common stock. In addition a substantial portion of shares issued in connection with the Zapco merger are subject to sales restrictions that have lapsed effective May 11, 2002. The market price of our common stock could drop significantly if the holders of these securities sell the underlying shares of common stock or the restricted shares issued to the Zapco stockholders or if the market perceives that they are intending to sell them. Certain of these Zapco stockholders have sold some of their shares or have stated their intention to do so. The possibility that substantial amounts of our common stock may be issued or freely resold in the public market may adversely affect prevailing market prices for our common stock, even if our business is doing well.

RISKS RELATED TO OUR ENERGY BUSINESS:

We depend on our electricity and thermal energy customers.

Our energy facilities rely on one or more energy sales agreements with one or more customers for a substantial portion of their revenues. Any material failure by any customer to fulfill it obligations under an energy sales agreement could have a negative effect on the cash flow available to us and on our results of operations.

The energy business is very competitive and increased competition could adversely affect us.

In addition to competition from electric utilities in the markets where our projects are located, our energy business also faces competition from companies currently involved in the cogeneration and independent power market throughout the United States. Some of these companies are larger and better financed than we are. Although we believe that we will be entering segments of the marketplace where we will not face extensive competition, no assurances can be made that we will be able to enter these markets or that there will not be competition in such markets. Additionally, in recent years, such competition has contributed to a reduction in electricity prices in certain markets. While a majority of our projects enjoy the benefit of long-term fixed price firm retail based contracts, projects based on market pricing, such as Steamboat 1 and 1 A, could experience adverse effects from downward competitive pressure on energy pricing. In addition, should any of the Company's fixed price contracts terminate or expire, the Company may have to negotiate new contracts or sell into the spot market in which case the prices it may obtain for energy will depend on market conditions at the time.

We operate in an emerging industry and have limited marketing capabilities.

Although the energy markets in which we operate have been in existence for a number of years, they are still in the development stage. As is typically the case in an emerging industry, levels of demand and market acceptance for products and services are highly uncertain. Further, we have limited financial, personnel and other resources to undertake extensive marketing activities.

We may experience project development risks.

Our ability to develop new projects is dependent on a number of factors outside our control, including obtaining customer contracts, power agreements, governmental permits and approvals, fuel supply and transportation agreements, electrical transmission agreements, site agreements and construction contracts. No assurances can be made that we will be successful in obtaining these agreements, permits, and appraisals. Project development involves significant environmental, engineering and construction risks.

Our business of owning, operating power plants, and district energy systems involve considerable risk.

The operation of energy generation facilities involves many risks, including the breakdown or failure of power generation, heating and cooling, equipment, transmission lines, pipes or other equipment or processes and performance below expected levels of output or efficiency. Although the facilities in which we are or will be involved contain some redundancies and back-up mechanisms, no assurances can be made that those redundancies or back-up mechanisms would allow the affected facility to perform under applicable power purchase and energy sale agreements. Renewable energy projects such as geothermal, biogas and biomass projects are dependent upon energy and fuel supplies, which may experience significant changes. Our energy projects, particularly our district energy systems, experience changes in revenue and expenses due to seasonality.

We may lose our status as a qualifying facility.

Under present federal law, we are not and will not be regulated as a holding company under the Public Utility Holding Company Act of 1935 ("PUHCA") as long as each power plant in which we have an interest is a qualifying facility under PURPA (the Public Utility Regulatory Policies Act). Under PURPA, a regulated electric utility company must purchase electricity at its avoided cost from an independent power plant, which has qualifying facility status. The regulated electric utility company, which may have been required to purchase electricity from the power plant, could refuse to purchase that electricity once qualifying facility status was lost. In addition if we lost our status as a Qualifying Facility, we could become subject to increased regulation under PUHCA.

A significant source of US Biogas revenues are generated from special tax credits provided for the sale of landfill gas to third parties and these credits will expire.

Biogas benefits from Section 29 of the Internal Revenue Code of 1986, as amended. The Code provides that owners of biogas sites that collect and sell biogas as a fuel are permitted to reduce their annual federal income tax liability with a tax credit based upon the volume of the biogas sold to unrelated third parties. The credit is available for biogas produced at sites that had existing gas collection facilities in place by June 30, 1998. These annual credits are available for qualifying sites until December 31, 2007, except that projects, which were in operation prior to 1993, qualify for the tax credits only through 2002. Therefore the universe of projects eligible for credits is limited. The unavailability of these credits for future biogas projects will make such future projects less appealing. The expiration of these credits for existing sites may make some biogas projects financially unviable. Legislation has been proposed to renew Section 29 credits, but it is uncertain whether this legislation will be enacted and what form its final form will be.

We may be unable to acquire or renew the numerous permits and approvals required to operate power facilities and district energy systems.

The construction and operation of energy projects require numerous permits and approvals from governmental agencies, as well as compliance with environmental laws and other regulations. While we believe that we are in substantial compliance with all applicable regulations and that each of our projects has the requisite approvals, our projects require compliance with a varied and complex body of laws and regulations that both public officials and private individuals may seek to enforce. There can be no assurance that new laws or amendments to existing laws which would have a materially adverse affect will not be adopted, nor can there be any assurance that we will be able to obtain all necessary permits and approvals for proposed projects or that completed facilities will comply with all applicable permit conditions, statutes and regulations. In addition, regulatory compliance for the construction of new facilities is a costly and time consuming process which may necessitate substantial expenditures to obtain permits, and may create a significant risk of expensive delays or loss of value if a project is unable to function as planned due to changing requirements or local opposition.

We may fail to comply with environmental laws, which could result in substantial remediation costs.

As is the case in all energy projects, strict environmental regulations established by federal, state and local authorities involving air and other emissions must be met. While we take reasonable precautions to ensure that applicable regulations are met and we do not undertake projects, which do not or cannot meet these regulations, we cannot assure you that we are in continual compliance with all applicable regulations. Should a condition occur in which emissions standards at a specific project fall below allowable standards, there could be costs involved in remediating that condition. Additionally, as with all energy generation sites, there are standards for the safe handling of fuels and chemicals, which must be met.

Biogas' projects are based upon the conversion of gases escaping from landfill, and the amount of gas diminishes over time.

Biogas develops owns and operates biogas projects by obtaining rights to the biogas from public or privately owned landfills. The decomposition of waste causes the release of methane gas, carbon dioxide, and other gaseous material into the ground and atmosphere. Landfills typically can emit biogas for more than 30 years. Landfills generally produce gas in increasing volumes during their initial years of operation and for several years after they are closed. Then the gas volume gradually declines over ensuing years. Therefore each project is likely to produce less revenue after the first years following the landfill closing, and may over time become unprofitable as the volume of gas continues to decline. Thus in many cases it is not profitable to maintain projects more than a certain number of years following the closing of the related landfill.

Biogas Illinois projects benefit from special Illinois rate incentives and these incentives may not be available to us.

Biogas Illinois-based biogas projects benefit from certain rate incentives provided under Illinois law (the "Illinois Retail Rate Law") to electric generating projects using certain renewable fuels. Such rate incentives permit Biogas to sell electricity generated from its Illinois projects at retail rates on a profitable basis. Eligibility for the incentives under the Illinois Retail Rate Law are based on compliance with the requirements contained in the Illinois Retail Rate Law and related regulations. Biogas would lose all or some of the benefits provided by the incentive if it were found to be in non-compliance with these requirements, or as a result of modifications to the Illinois Retail Rate Law or its regulations or the expiration or repeal of the Illinois Rate Law. In such event, the revenues and profits from the affected Illinois projects may be adversely impacted.

Our international investments may face uncertainties.

We have investments in district energy systems in Canada and financial interests in district energy systems in Sweden, and we may pursue additional international investments in the future. International investments are subject to unique risks and uncertainties relating to the political, social and economic structures of the countries in which we invest. Risks specifically related to investments in non-United States projects may include currency fluctuations, increased taxation, increased regulation, restrictions on foreign ownership and United States taxes on income earned abroad which is repatriated to the United States and in some cases, which is not repatriated to the United States. In addition, the projects underlying our international investments are subject to the risks affecting energy projects generally.

Uncertain conditions in the California power market could adversely affect our performance.

Under power purchase agreements with Sierra Pacific Power Company the price at which we sell power from our Steamboat 1and 1A plants is based on the wholesale electricity prices in California and other western United States. Significant fluctuation occurred in California's wholesale power prices during the period 2000-2001 which caused volatility in the operating results of our Steamboat 1 and 1A power plants during this period. In light of this volatility it is difficult to forecast the prices obtainable under our power purchase agreements with Sierra Pacific and therefore the operating results of the Steamboat 1 and 1A power plants.

OTHER RISKS

The price of our common stock is volatile.

The market price for our common stock has been volatile in the past, and several factors could cause our stock could fluctuate substantially in the future for reasons related and unrelated to our performance. The current market price may not be indicative of future market prices.

If we are delisted from Nasdaq, there may not be a liquid market for our common stock.

On March 18, 2003, Nasdaq notified us that the minimum bid price for our common stock over the last 30 consecutive trading days was less than the $1 required for continued inclusion in Nasdaq. Under Nasdaq's rules, we have through the close of business on September 15, 2003, to bring the closing bid price for our shares to $1 or more for ten consecutive trading days (the period may be increased in Nasdaq's discretion). If we do not satisfy this requirement by September 15, 2003, we may be delisted from Nasdaq. If Nasdaq decides to delist us, there may be a significant reduction in the level of trading activity in our common stock and the ability to trade our common stock will be reduced.

ITEM 7.  FINANCIAL STATEMENTS

See the Financial Statements and Independent Auditors' Report which are attached hereto as the "Financial Statement Appendix" on pages F-1 through F-25.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

                                    PART III

ITEM 9.  DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The required information is incorporated by reference from out definitive proxy statement to be filed with the SEC by April 30, 2003.

ITEM 10.  EXECUTIVE COMPENSATION

The required information is incorporated by reference from out definitive proxy statement to be filed with the SEC by April 30, 2003.

ITEM 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The required information is incorporated by reference from out definitive proxy statement to be filed with the SEC by April 30, 2003.

ITEM 12.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The required information is incorporated by reference from out definitive proxy statement to be filed with the SEC by April 30, 2003.

ITEM 14.  CONTROL & PROCEDURES

(a)  Evaluation of Disclosure Controls and Procedures

     The Company has established a series of systems and procedures to assure full and timely disclosure of material information respecting the Company. Our Chief Executive Officer and Chief Accounting Officer (the person who performs the functions of the Chief Financial Officer), based on their evaluation of our systems of internal controls and procedures as of a date within 90 days of the filing date of this report, concluded that our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to us (including our consolidated subsidiaries) required to be included in our periodic SEC filings.

(b)  Changes in Internal Controls

     There were no changes in our internal controls or in other factors that would significantly affect these controls subsequent to the date of their evaluation.

(c)  Financial Expert

     Mr. Carl Greene, Director of the Company and member of the Audit Committee, is the Audit Committee's designated financial expert as defined by the SEC. Mr. Greene is a retired Chief Accounting Officer of Consolidated Edison Company of New York and has over 30 years of experience in the preparation and reporting of financial statements.

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

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

                                    CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor's Report.................................................F-2

Balance Sheet as of December 31, 2002........................................F-3

Consolidated Statement of Operations and Other
  Comprehensive  Income (Loss) for the Years ended
  December 31, 2002 and December 31, 2001 ...................................F-5

Statements of Changes in Stockholders' Equity for the
  Years ended December 31, 2002 and December 31, 2001........................F-6

Statements of Cash Flows for the Years ended
  December 31, 2002 December 31, 2001.......................................F-10

Notes to Financial Statements...............................................F-11

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

                          Independent Auditor's Report

Board of Directors and Stockholders
U.S. Energy Systems, Inc.
White Plains, New York

We have audited the accompanying consolidated balance sheet of U.S. Energy Systems, Inc. and subsidiaries as of December 31, 2002 and the related consolidated statements of operations and other comprehensive income (loss), changes in stockholders' equity and cash flows for the years ended December 31, 2002 and December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Energy Systems, Inc. and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their consolidated cash flows for the years ended December 31, 2002 and December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


 /s/ Kostin, Ruffkess & Company, LLC
------------------------------------
   Kostin, Ruffkess & Company, LLC
       Farmington, Connecticut


March 19, 2003

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                    DECEMBER 31,
ASSETS                                                                  2002
                                                                    ------------
Current Assets:
   Cash ........................................................    $  2,968,000
   Restricted Cash .............................................      13,247,000
   Accounts Receivable (less allowance for doubtful
     accounts $1,200,000) ......................................       9,851,000
   Installments Sale Partnership Interest and Interest
     Receivable, Current Portion ...............................       4,421,000
   Other Current Assets ........................................       2,339,000
                                                                    ------------
       Total Current Assets, Net ...............................      32,826,000
                                                                    ------------

Property, Plant and Equipment, Net .............................      65,468,000
Construction in Progress .......................................       3,076,000
Installment Sale Partnership Interest, less Current Portion ....      14,945,000
Notes Receivable ...............................................      51,450,000
Investments ....................................................       7,613,000
Deferred Costs, including Debt Issuance Costs, Net
  of Accumulated Amortization ..................................       2,745,000
Goodwill .......................................................      28,148,000
Deferred Tax Asset .............................................      17,405,000
Other Assets ...................................................         571,000
                                                                    ------------
       Total Assets ............................................    $224,247,000
                                                                    ============
LIABILITIES
Current Liabilities:
   Current Portion Long-Term Debt ..............................    $  6,050,000
   Notes Payable - Stockholder .................................       6,132,000
   Accounts Payable and Accrued Expenses .......................      14,276,000
   Deferred Revenue Installment Sale Partnership Interest,
     Current Portion ...........................................       1,007,000
                                                                    ------------
       Total Current Liabilities ...............................      27,465,000
                                                                    ------------
Long-Term Debt less Current Portion ............................     111,692,000
Notes Payable - Stockholder ....................................       4,798,000
Deferred Revenue Installment Sale Partnership Interest,
  less Current Portion .........................................       6,085,000
Rate Incentive Liability .......................................      15,200,000
Advances from Joint Ventures ...................................         102,000
                                                                    ------------
       Total Liabilities .......................................     165,342,000
                                                                    ------------
Minority Interests                                                    17,308,000
                                                                    ------------

                 See notes to consolidated financial statements
             which are an integral part of the financial statements

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

=================================================================================================
Stockholders' Equity                                                            DECEMBER 31, 2002
=================================================================================================
Preferred Stock, $.01 par Value, Authorized 10,000,000 Shares:
   Series B, Cumulative, Convertible, Issued and Outstanding 368 Shares............  $         --
   Series C Cumulative, Convertible, Issued and Outstanding 100,000 Shares.........         1,000
   Series D, Cumulative, Convertible, Issued and Outstanding 1,138,888 Shares......        11,000

Common Stock, $.01 par Value, Authorized 50,000,000 Shares, issued 12,333,633......       123,000
Treasury Stock, 383,450 Shares of Common Stock at Cost.............................   (1,805,000)
Additional Paid-in Capital.........................................................    65,720,000
Accumulated Deficit................................................................  (23,154,000)
Foreign Currency Translation Adjustment............................................       701,000
                                                                                     ------------
         Stockholders' Equity......................................................    41,597,000
                                                                                     ------------
         Total Liabilities and Stockholders' Equity................................  $224,247,000
=================================================================================================

                 See notes to consolidated financial statements
             which are an integral part of the financial statements

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF OPERATIONS AND OTHER
                           COMPREHENSIVE INCOME (LOSS)


=========================================================================================================
                                                                      Year Ended               Year Ended
                                                               December 31, 2002        December 31, 2001
=========================================================================================================
Revenues                                                             $39,941,000              $38,529,000
                                                           ----------------------   ---------------------
Costs and Expenses:
   Operating Expenses                                                 23,366,000               16,013,000
   Operating, General and Administrative Non-recurring                 7,534,000                       --
   General and Administrative Expenses                                11,267,000                3,968,000
   Depreciation and Amortization                                       6,834,000                4,735,000
   (Gain) from Joint Ventures                                           (60,000)                 (83,000)
                                                          ---------------------     ---------------------
     Total Costs and Expenses                                         48,941,000               24,633,000
                                                          ---------------------     ---------------------
(Loss) Income from Operations                                        (9,000,000)               13,896,000
Interest Income                                                        1,688,000                  996,000
Dividend Income                                                           81,000                       --
Interest Expense                                                     (8,805,000)              (5,153,000)
(Loss) on Investments                                                (5,120,000)                       --
Minority Interest                                                      1,000,000              (2,744,000)
                                                          ---------------------     ---------------------
(Loss) Income before Taxes and Cumulative effect of
  Accounting Change and Disposal of a Segment                       (20,156,000)                6,995,000
Income Tax Benefit (Expense)                                           7,108,000                (390,000)
                                                          ---------------------     ---------------------
(Loss) Income before Cumulative effect of Accounting
  Change and Disposal of a Segment                                  (13,048,000)                6,605,000
(Loss) on Disposal of a Segment (net of Income Tax
  benefit of $1,080,000)                                             (1,619,000)                       --
Cumulative effect of Accounting Change in Years Prior to
  2002                                                                 (754,000)                       --
   (net of Income Tax benefit of $546,000)
                                                          ---------------------     ---------------------
Net (loss) Income                                                  $(15,421,000)              $ 6,605,000
                                                          =====================     =====================
Dividends on Preferred Stock                                           (831,000)              (1,111,000)
                                                          ---------------------     ---------------------
Income (Loss) Applicable to Common Stock                           $(16,252,000)              $ 5,494,000
                                                          =====================     =====================
Income (Loss) per Share of Common Stock:
   (Loss)Income per Share of Common Stock - Basic                     $   (1.33)                 $    .57
                                                          =====================     =====================
   (Loss)Income per Share of Common Stock - Diluted                   $   (1.33)                 $    .39
                                                          =====================     =====================
   Weighted Average Number of Common Stock Outstanding -
     Basic                                                           12,186,000                 9,656,000
                                                          =====================     =====================
   Weighted Average Number of Common Stock Outstanding -
     Diluted                                                         17,351,000                16,818,000
                                                          =====================     =====================
Other Comprehensive Income (LOSS), Net of Tax
   Net (Loss)Income                                               $(15,421,000)               $ 6,605,000
   Foreign Currency Translation Adjustment                              295,000                   406,000
                                                          ---------------------     ---------------------
     Total Comprehensive (Loss) Income                            $(15,126,000)               $ 7,011,000
                                                          =====================     =====================
=========================================================================================================

                 See notes to consolidated financial statements
             which are an integral part of the financial statements

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

                      FOR THE YEAR ENDED DECEMBER 31, 2001
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                   (CONTINUED)

                                  -------------------------------------------------------------------------------
                                      Preferred Stock             Preferred Stock            Preferred Stock
                                          Series A                    Series B                   Series C
                                  -------------------------    -----------------------    -----------------------
                                   Number of                     Number                    Number of
                                    Shares         Amount      of Shares      Amount        Shares       Amount
                                  ------------    ---------    ----------     --------    -----------   ---------
Balance - December 31, 2000         1,138,888      $11,000           398           --             --          --
   Shares Issued for Exercised
     Options and Warrants                  --           --            --           --             --          --
   Redeemed Subscription                   --           --            --           --             --          --
   Receivable
   Deferred Offering Costs                 --           --            --           --             --          --
   Issuance of Series C                    --           --            --           --        100,000      $1,000
   Preferred Stock
   Issuance of Common Stock                --           --            --           --             --          --
   Conversion of Series B
   Preferred Stock                         --           --           (30)          --             --          --
   Purchase of Treasury Stock              --           --            --           --             --          --
   Exchange of Series A
     Preferred Stock for Series    (1,138,888)    $(11,000)           --           --             --          --
     D Preferred Stock
   Issuance of Series D                    --           --            --           --             --          --
     Preferred Stock
   Net Income for the Year
     Ended December 31, 2001               --           --            --           --             --          --
   Dividends on Preferred Stock:
     Series A                              --           --            --           --             --          --
     Series B                              --           --            --           --             --          --
     Series C                              --           --            --           --             --          --
     Series D                              --           --            --           --             --          --
                                  ------------    ---------    ----------     --------    -----------   ---------
Balance - December 31, 2001                --           --           368           --        100,000      $1,000
                                  ============    =========    ==========     ========    ===========   =========


                                  ------------------------------------------------------
                                      Preferred Stock
                                         Series D                  Treasury Stock
                                  ------------------------ -- --------------------------
                                   Number of                   Number
                                    Shares        Amount      of Shares       Amount
                                  -----------     --------    ----------    ------------
Balance - December 31, 2000               --           --        (7,700)      $ (15,000)
   Shares Issued for Exercised
     Options and Warrants                 --           --            --              --
   Redeemed Subscription                  --           --            --              --
   Receivable
   Deferred Offering Costs                --           --            --              --
   Issuance of Series C                   --           --            --              --
   Preferred Stock
   Issuance of Common Stock               --           --            --              --
   Conversion of Series B
   Preferred Stock                        --           --            --              --
   Purchase of Treasury Stock             --           --      (107,000)       (480,000)
   Exchange of Series A
     Preferred Stock for Series    1,138,888      $11,000            --              --
     D Preferred Stock
   Issuance of Series D                   --           --            --              --
     Preferred Stock
   Net Income for the Year
     Ended December 31, 2001              --           --            --              --
   Dividends on Preferred Stock:
     Series A                             --           --            --              --
     Series B                             --           --            --              --
     Series C                             --           --            --              --
     Series D                             --           --            --              --
                                  -----------     --------    ----------    ------------
Balance - December 31, 2001        1,138,888      $11,000      (114,700)      $(495,000)
                                  ===========     ========    ==========    ============

                 See notes to consolidated financial statements
             which are an integral part of the financial statements

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

                      FOR THE YEAR ENDED DECEMBER 31, 2001
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                   (CONTINUED)

                                                             Common Stock
                                          -------------------------------------------------
                                                                                                                    Foreign
                                                                                                Additional          Currency
                                           Subscription       Number of                          Paid In          Translation
                                            Receivable         Shares           Amount           Capital           Adjustment
                                          ---------------    ------------    --------------    -------------    -----------------
Balance - December 31, 2000                 ($7,741,000)       7,696,000          $ 77,000      $45,484,000                   --
   Shares Issued fir Exercised Options
     and Warrants                                     --       2,389,000            24,000        8,225,000                   --
   Redeemed Subscription Receivable            7,741,000              --                --               --                   --
   Deferred Offering Costs                            --              --                --        (480,000)                   --
   Issuance of Series C Options                       --              --                --        2,999,000                   --
     Preferred Stock
   Issuance of Common Stock-ZAPCO                     --       1,800,000            18,000        9,612,000                   --
   Issuance of Common Stock-ZRP                       --         171,000             2,000          918,000                   --
   Conversion of Series B Preferred                   --           9,000                --               --                   --
     Stock
   Purchase of Treasury Stock                         --              --                --               --                   --
   Foreign Currency Translation                       --              --                --               --             $406,000
     Adjustment
   Exchange of Series A Preferred Stock
     for Series D Preferred Stock                     --              --                --               --                   --
   Net Income for the Year ended
     December 31, 2001                                --              --                --               --                   --
   Dividends on Preferred Stock:                      --              --                --               --                   --
     Series A                                         --              --                --        (900,000)                   --
     Series B                                         --              --                --         (30,000)                   --
     Series C                                         --              --                --        (181,000)                   --
     Series D                                         --              --                --                                    --
                                          ---------------    ------------    --------------    -------------    -----------------
Balance - December 31, 2001                           --      12,065,000          $121,000      $65,647,000             $406,000
                                          ===============    ============    ==============    =============    =================


                                            Accumulated
                                              Deficit            Total
                                           ---------------    -------------
Balance - December 31, 2000                  ($14,338,000)     $23,478,000
   Shares Issued fir Exercised Options
     and Warrants                                      --        8,249,000
   Redeemed Subscription Receivable                    --        7,741,000
   Deferred Offering Costs                             --         (480,000)
   Issuance of Series C Options                        --        3,000,000
     Preferred Stock
   Issuance of Common Stock-ZAPCO                      --        9,630,000
   Issuance of Common Stock-ZRP                        --          920,000
   Conversion of Series B Preferred                    --               --
     Stock
   Purchase of Treasury Stock                          --         (480,000)
   Foreign Currency Translation                        --          406,000
     Adjustment
   Exchange of Series A Preferred Stock
     for Series D Preferred Stock                      --               --
   Net Income for the Year ended
     December 31, 2001                          6,605,000        6,605,000
   Dividends on Preferred Stock:                       --               --
     Series A                                          --         (900,000)
     Series B                                          --          (30,000)
     Series C                                          --         (181,000)
     Series D                                          --               --
                                           ---------------    -------------
Balance - December 31, 2001                   ($7,733,000)     $57,958,000
                                           ===============    =============

                 See notes to consolidated financial statements
             which are an integral part of the financial statements

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

                      FOR THE YEAR ENDED DECEMBER 31, 2002
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                   (CONTINUED)

                                   --------------------------------------------------------------------------------
                                       Preferred Stock             Preferred Stock            Preferred Stock
                                          Series A                    Series B                    Series C
                                   ------------------------    ------------------------   -------------------------
                                   Number of                   Number                      Number of
                                     Shares        Amount      of Shares       Amount       Shares         Amount
                                   -----------    ---------    ----------     ---------   ------------    ---------
Balance - December 31, 2001                --           --           386            --        100,000       $1,000

   Shares Issued for Exercised
     Options and Warrants                  --           --            --            --             --           --
   Treasury Stock                          --           --            --            --             --           --
   Foreign Currency Translation
     Adjustments                           --           --            --            --             --           --
   Net loss for the Year Ended
     December 31, 2002                     --           --            --            --             --           --
   Dividends on Preferred Stock:           --           --            --            --             --           --
     Series B                              --           --            --            --             --           --
     Series C                              --           --            --            --             --           --
     Series D                              --           --            --            --             --           --
                                   -----------    ---------    ----------     ---------   ------------    ---------
Balance - December 31, 2002                --           --           368            --        100,000       $1,000
                                   ===========    =========    ==========     =========   ============    =========


                                     ------------------------------------------------------
                                         Preferred Stock
                                            Series D                  Treasury Stock
                                     ------------------------    --------------------------
                                     Number                      Number
                                     of Shares      Amount       of Shares        Amount
                                     ----------    ----------    ----------     -----------
Balance - December 31, 2001          1,138,888       $11,000     (114,700)      $(495,000)
   Shares Issued for Exercised
     Options and Warrants                   --            --            --              --
   Treasury Stock                           --            --     (268,750)      (1,310,000)
   Foreign Currency Translation
     Adjustments                            --            --            --              --
   Net loss for the Year Ended
     December 31, 2002                      --            --            --              --
   Dividends on Preferred Stock:            --            --            --              --
     Series B                               --            --            --              --
     Series C                               --            --            --              --
     Series D                               --            --            --              --
                                     ----------    ----------    ----------     -----------
Balance - December 31, 2002          1,138,888       $11,000     (383,450)      $(1,805,000)
                                     ==========    ==========    ==========     ===========

                 See notes to consolidated financial statements
             which are an integral part of the financial statements

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

                      FOR THE YEAR ENDED DECEMBER 31, 2002
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                   (CONTINUED)


                                                   Common Stock                          Foreign
                                           --------------------------                    Currency
                                           Number of                     Additional     Translation    Accumulated
                                            Shares         Amount      Paid in Capital  Adjustment       Deficit          Total
Balance - December 31, 2001                12,065,000       $121,000     $65,647,000      $406,000      $(7,733,000)   $57,958,000

   Shares Issued for Exercised Options
     and Warrants                             120,637          1,000         230,000            --               --        231,000
   Issuance of Common Stock                   147,976          1,000         674,000            --               --        675,000
   Treasury Stock                                  --             --              --            --               --     (1,310,000)
   Foreign Currency Translation                    --             --              --       295,000                         295,000
     Adjustment
   Net Loss for the Year Ended December            --             --              --            --      (15,421,000)   (15,421,000)
     31, 2002
     Series B                                      --             --         (36,000)           --               --        (36,000)
     Series C                                      --             --        (180,000)           --               --       (180,000)
     Series D                                      --             --        (615,000)           --               --       (615,000)
                                          ------------   ------------   -------------   -----------    ------------    ------------
Balance - December 31, 2002                12,333,613       $123,000     $65,720,000      $701,000     $(23,154,000)   $41,597,000
                                          ============   ============   =============   ===========    ============    ============

                 See notes to consolidated financial statements
             which are an integral part of the financial statements

                   U.S. ENERGY SYSTEMS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   DEC. 31, 2002    DEC. 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)............................................................    $(15,421,000)     $  6,605,000
    Adjustments  to Reconcile  Net Income (loss) to net cash provided by
    (used in) operating activities:
      Depreciation and Amortization.............................................       6,834,000         4,735,000
      Loss on Sale of Segment...................................................       1,619,000                --
      Minority Interest Income..................................................       1,000,000                --
      Impairments and Write-offs ...............................................      11,889,000                --
      Realized Gain on Sales....................................................              --        (2,946,000)
      Deferred Taxes............................................................      (7,108,000)        1,754,000
      Equity in (gain) Loss of Joint Ventures...................................         (60,000)          (83,000)
      Cumulative  effects of  Accounting  Change on years  prior to 2002
      (net of income tax of $546,000)                                                    754,000                --
    Changes in:
      Accounts and Notes Receivable, Trade......................................         746,000        (2,465,000)
      Spare parts in Inventory..................................................              --        (1,571,000)
      Project Development Costs.................................................              --        (1,368,000)
      Other Current Assets......................................................         271,000                --
      Other Assets..............................................................       1,197,000                --
      Accounts Payable and Accrued Expenses.....................................       1,571,000        (2,484,000)
      Minority Interest Liability...............................................       1,218,000         2,744,000
      Deferred Revenue..........................................................      (1,185,000)         (130,000)
      Rate Incentive Liability..............................................           5,619,000         3,933,000
                                                                                ----------------   ---------------
Net cash provided by Operating Activities provided by ..........................       8,944,000         8,724,000
                                                                                ----------------   ---------------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Investments...............................................................      (3,099,000)       (8,403,000)
      Net Acquisition of Equipment and Leasehold Improvements...................      (6,492,000)       (3,653,000)
      Construction in Progress..................................................        (737,000)       (1,108,000)
      Increase in Notes Receivable..............................................     (51,450,000)               --
      Deferred Financing Costs..................................................       2,492,000           356,000
                                                                                ----------------   ---------------

Net cash used in Investing Activities...........................................     (59,286,000)      (12,808,000)
                                                                                ----------------   ---------------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from Notes Receivable............................................         866,000         1,279,000
      Payments of Convertible Subordinated Secured Debentures...................              --           (16,000)
      Payments of Long-term Debt................................................      (4,522,000)      (31,428,000)
      Proceeds from Long-term Debt..............................................      45,398,000        31,066,000
      Redemption of Subscription Receivable.....................................              --         7,741,000
      Debt Issuance
      Costs.......................................................                            --          (567,000)
      Proceeds from Exercise of Options and Warrants............................         231,000         8,249,000
      Treasury Stock............................................................              --          (480,000)
      Dividends on Preferred Stock..........................................            (831,000)       (1,111,000)
      Minority Investment.......................................................              --        11,500,000
      Payment for former Stockholders...........................................              --       (12,000,000)
                                                                                ----------------   ---------------
Net cash provided by  Financing Activities......................................      41,142,000        14,233,000
                                                                                ----------------   ---------------
NET INCREASE (DECREASE) IN CASH.................................................      (9,200,000)       10,149,000
Cash, Restricted Cash and Equivalents - beginning of period.....................      25,415,000        15,266,000
                                                                                ----------------   ---------------
CASH, RESTRICTED CASH AND EQUIVALENTS - END OF PERIOD                              $  16,215,000       $25,415,000
                                                                                ================   ===============
      Supplemental Disclosure of Cash Flow Information:
      Cash paid for Interest....................................................   $   5,350,000       $ 2,426,000
                                                                                ================   ===============
      Supplemental Schedule of Non-cash Financing Activities:
      Issuance of Common Stock..................................................              --       $10,550,000
                                                                                ================   ===============
      Issuance of Series C Preferred Stock......................................              --        $3,000,000
                                                                                ================   ===============
      Deferred Offering Costs...................................................              --        $ (480,000)
                                                                                ================   ===============

      Liabilities assumed in Acquisition of Zapco and Trigen Canada.............              --       $73,000,000
                                                                                ================   ===============
      Conversion of Receivable to Investment by SEFL............................   $   5,085,000                --

                                                                                ================   ===============
      Return of Treasury Stock..................................................   $   1,310,000                --
                                                                                ================   ===============
      Issuance of Common Stock for investment interest in SEFL..................   $     675,000                --
                                                                                ================   ===============

                 See notes to consolidated financial statements
             which are an integral part of the financial statements

                   U.S. ENERGY SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001

     U.S. Energy Systems, Inc. and subsidiaries (collectively the "Company") provides customer-focused energy outsourcing services, including the management, development, operation, and ownership of small-to-medium-sized energy facilities typically located in close proximity to our customers. Our customers include large retail energy consumers, such as industrial and commercial concerns, as well as local wholesale energy suppliers, such as utilities and marketers. The energy generation facilities in our portfolio utilize high efficiency combined heat and power ("CHP") technology and/or clean renewable fuels, such as biogas, biomass fuel and geothermal energy. We strive to integrate combined heat and power technology with renewable energy at an individual plant, when possible, to maximize efficiency and environmental benefits.

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of the financial statements are as follows:

     (1) Consolidation. The consolidated financial statements of the Company include the accounts of the Company and its wholly owned and majority-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in the consolidation.

     (2) Statement of Cash Flows and Equivalents. For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments maturing within ninety days, and the carrying amounts approximate fair value.

     (3) Property, Plant and Equipment. Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives ranging from 3 to 40 years with the power generation plants between 15 to 25 years.

     (4) Investments in Joint Ventures. Investments in joint ventures are accounted for under the equity method.

     (5) Goodwill and Other Long-Lived Assets. Goodwill represents the excess of the cost of acquired companies over the fair value of their tangible net assets acquired. The periods of amortization of goodwill and other long-lived assets are evaluated at least annually to determine whether events and circumstances warrant revised estimates of useful lives. This evaluation considered, among other factors, expected cash flows and profits of the business to which the goodwill and other long-lived assets relate. More specifically, the Company performed a discounted cash flow analysis using a risk adjusted rate of return, commensurate with specific business or asset characteristics and potential business opportunities for the investment.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. With the adoption of SFAS 142, goodwill and other intangibles with indefinite lives will no longer be subject to amortization. SFAS 142 requires that goodwill be assessed for impairment upon adoption and at least annually thereafter by applying a fair-value-based test, as opposed to the undiscounted cash flow test applied under prior accounting standards. This test must be applied at the "reporting unit" level, which is not permitted to be broader than the current business segments. Under SFAS 142, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so.

We began applying SFAS 141 in the third quarter of 2001 and SFAS 142 in the first quarter of 2002. The discontinuance of amortization of goodwill, which began in the first quarter of 2002, was not material to our financial position or results of operations. In 2002, an impairment test of the goodwill resulting from the acquisition of USE Biogas was performed with no change in the valuation. The goodwill from the acquisition of US Enviro of $1.3 million was written off in the first quarter of 2002 in accordance with SFAS No. 142 and has been treated as a cumulative effect for accounting change in years prior to 2002. Additionally, $830,000 of goodwill in LIPA on the books of LEHI Envirosystems, Inc. was written off in 2002 in accordance with SFAS 142. We will continue to perform goodwill impairment tests annually, as required by SFAS 142, or when circumstances indicate that the fair value of a reporting unit has declined significantly.

Goodwill is presented net of amortization of $955,000. Amortization has ceased with the adoption of SFAS No. 142.

     (6) Per Share Data. Income (Loss) per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the periods. In arriving at income available to common stockholders, preferred stock dividends have been deducted. Potential common shares have not been included due to their anti-dilutive effect in the period ended December 31, 2002.

     (7) Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates.

     (8) Fair Values of Financial Instruments. The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. The carrying amounts of cash, accounts receivable, other current assets, accounts payable and royalties payable approximate fair value at December 31, 2002 because of the short maturity of these financial instruments. The estimated carrying value of the notes receivable, notes payable -- bank, long-term debt (mortgage and equipment notes payable) and the convertible subordinated debentures are either contractual or approximate fair value. The fair value estimates were based on information available to management as of December 31, 2002. If subsequent circumstances indicate that a decline in the fair market value of a financial asset is other than temporary, the financial instrument is written down to its fair market value. Unless otherwise indicated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.


      (9) Impairment of Long-Lived Assets. We evaluate long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of the net present value of the future cash flows attributable to the assets, as compared with the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a provision for an impairment loss if the carrying value is greater than the fair value. Until the assets are disposed of, their estimated fair value is reevaluated when circumstances or events change. In 2002, the Company recognized impairments of certain investments of approximately $5 million and property, plant and equipment of approximately $3.8 million. These are reflected in Operations, General and Administrative non-recurring and Operations Expense, respectively.

     (10) Stock-Based Compensation The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employee's and discloses the pro forma effects on net loss and loss per share had the fair value of options been expensed. Under the provisions of APB No. 25, compensation arising from the grant of stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock.

     (11) Concentration of credit risk. A significant portion of the Company's revenues are derived from investment grade utilities, and government and industrial customers. They have contracted with the Company to purchase energy over various terms. The concentration of credit in this business segment reduces the Company's overall credit exposure because these customers are investment grade, diversified and under contract.

The Company maintains demand deposits in excess of $100,000 with individual banks. The Federal Deposit Insurance Corporation does not insure amounts in excess of $100,000.


     (12) Debt Issuance Costs. Debt issuance costs are amortized on a straight-line basis over the terms of the related financing. For 2002 and 2001, amortization expense was approximately $200,000 per annum and the unamortized balance on December 31, 2002 is $2.7 million. This will be amortized at $200,000 per year until fully recognized.


     (13) Deferred Revenues. Deferred revenues primarily represent gains to be recognized from the sale of the Company's limited partnership interests in certain partnerships, further described. The majority of the proceeds from the sale are to be paid in installments, the amount of which will be determined by production and other considerations; therefore, the gain will be recognized as payments are received.

     (14) Income Taxes. The Company uses the liability method of accounting for income taxes. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and the basis as reported in the consolidated financial statements. Differences in the timing of gain recognition and the utilization of tax net operating losses constitute the majority of the deferred tax asset. Income taxes have been accrued on the undistributed earnings of all subsidiaries.

     (15) Foreign Currency. The functional currency for all of our foreign operations is the local currency. For these foreign entities, we translate income statement amounts at average exchange rates for the period, and we translate assets and liabilities either at the end-of-period exchange rates or at the exchange rate on the date of acquisition. We report exchange gains and losses on inter-company foreign currency transactions of a long-term nature in Accumulated Other Comprehensive Income.

     (16) Revenue Recognition. Revenues are recognized upon delivery of energy or service.

     (17) Capitalization Policy. The Company has major holdings in revenue producing property, plant and equipment, it is critical to adhere to maintenance and overhaul schedules to keep the equipment in good condition. For accounting purposes it is equally important to discern and account for these two activities properly. Unscheduled maintenance that does not extend the useful life of the asset or enhance production is recognized as operations and maintenance expense in the period incurred. Scheduled overhauls and major repairs that either extend the useful life or enhance production are normally capitalized and depreciated over the time until the next scheduled overhaul.

NOTE B -- SUBSIDIARIES AND AFFILIATES

     (1) U.S. Energy Biogas Corporation. On May 11, 2001 we, together with Cinergy Energy Solutions, Inc. ("Cinergy Energy") acquired through a merger Zahren Alternative Power Corporation ("Zapco"), renamed U.S. Energy Biogas Corporation ("Biogas"). We own 54.26% and Cinergy Energy, a wholly owned subsidiary of Cinergy Corp. ("Cinergy") owns 45.74% of Biogas.

We are entitled, prior to May 11, 2003, to acquire Cinergy Energy's interest in Biogas for approximately $14.6 million, and Cinergy Energy has the right, during that period, to convert its ownership in Biogas into an aggregate of 1,967,000 shares of our common stock. In either event, we would own 100% of Biogas.

     (2) USE Canada Energy Corp. ("USECanada") On June 11, 2001 USE Canada Acquisition Corp., a wholly-owned Canadian subsidiary of the Company, purchased 100% of the issued and outstanding stock of Trigen Energy Canada Company, and through a series of subsequent steps renamed USE Canada Energy Corp.

USE Canada owns and operates two-district energy systems located in Charlottetown, Prince Edward Island and in London, Ontario. USE Canada has project financing from Toronto Dominion Bank totaling $14,395,000 and it is secured by all of the assets of USE Canada and it is non recourse to the Company.

     (3) U.S. Energy Geothermal, LLC. Our 95%-owned subsidiary, U.S. Energy Geothermal, LLC ("Geothermal, LLC"), owns two geothermal power plants in Steamboat Hills, Nevada: Steamboat 1 and 1A. The facilities were built in 1986 and 1988 respectively. These plants produce electricity through a system in which hot water from the earth's sub-strata is used to generate electricity. The plants produce a combined seven megawatts of electric power, which is sold under long-term power purchase agreements with Sierra Pacific Power Company ("Sierra"). Sierra is obligated to pay rates for the electric power generated by Geothermal, LLC that are based on the wholesale electricity prices at the California-Oregon Border exchange.

Pursuant to our agreement with Far West Capital, Inc. ("Far West"), which owns a five percent interest in Geothermal, LLC, Far West is entitled to share in profits based upon a predetermined formula. During 2002, Geothermal, LLC did not generate sufficient profits to qualify Far West for a share of the project's income. The day-to-day operations are provided by SB Geo, Inc. ("SB Geo"), a company in which the principals of Far West own a majority equity interest.

Geothermal, LLC is subject to certain royalty agreements, which include royalty payments for steam extraction rights. In addition, one facility, Steamboat 1, is required to make royalty payments equivalent to 27% of its net revenue after certain deductions. One royalty holder, GDA, has claimed that its net royalty rights also apply to Steamboat 1A. Geothermal, LLC has disputed this claim. See Footnote L.

     (4) Scandinavian Energy Finance, Limited / EnergiSystem i Sverige AB In March, 2002, together with EIC Electricity SA ("EIC"), a Swiss investment company specializing in energy investments, we formed a joint venture, Scandinavian Energy Finance, Limited ("SEFL") and financed a new Swedish energy group, EnergiSystem i Sverige AB (EnergiSystem).

We hold 51% of the voting interests of SEFL and EIC holds 49% of the voting interests. We invested approximately $5 million in cash and 147,976 of our common shares, valued at approximately $675,000 in SEFL, and EIC invested its proportionate share in cash.

NOTE C -- RECENT ACCOUNTING PRONOUNCEMENTS

The FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities in January 2003. This interpretation will significantly change the consolidation requirements for special purpose entities (SPE). The Company currently does not have any SPE's that it does not consolidate on its financial statements.

NOTE D -- RESTRICTED CASH AND RATE INCENTIVE LIABILITY

Biogas has ten operating projects in Illinois, which are receiving an incentive for each kilowatt-hour of electricity sold to the local utility. In accordance with the incentive program, the utility has contracted with each project to purchase electricity for an amount in excess of the utilities' avoided cost (what it would otherwise pay for the generation of electricity) for a period of ten years. In turn, the utility receives a tax credit from the State of Illinois ("the State") equaling the amount of that excess. Biogas is obligated to repay the incentive to the State beginning ten years from the date the incentive is first received, over the following ten-year period, without interest.

Biogas is accounting for this incentive in a manner similar to an original issue discount whereby the amount to be repaid in the future is discounted to its net present value and the discount is amortized (as interest expense) over the ten-year period until repayment begins. The amount of power generation income recognized each period is equal to the avoided cost rate plus the difference between the gross incentive and the net present value of the gross incentive.

Biogas is required by certain lenders to escrow funds monthly for repayment of the incentive with respect to eight of the ten facilities. The escrow account is classified as restricted cash. The amount deposited into escrow monthly contemplates an annual return sufficient to fund the full incentive as it becomes due. One lender requires a quarterly adjustment for actual returns.

This unamortized discount and the liability are shown net on the consolidated balance sheet as Rate incentive liability.

Additionally, Biogas is required to hold restricted cash in connection with its long-term debt facilities.

The Company has also Restricted Cash of $1,590,000 related to its obligations for Series C and Series D Preferred Stock dividends.

NOTE E -- TRANSACTIONS WITH AFFILIATES:

Biogas is a general partner in alternative energy and equipment finance transactions with related limited partnerships and collects management fees from the partnerships. Fees earned from such general partner undertakings amount to $110,000 for the year ended December 31, 2002. The amounts due from these affiliates included in Accounts receivable at December 31, 2002 total $90,000.

Prior to 2001, Zapco sold 12% of its rights to cash flows from six power generation projects and 9.6% of its rights to cash flows from two additional projects to ZFC Royalty Partners ("ZRP"). These sales of rights are an obligation payable out of cash flows achieved by the projects. The cash flow payments are subordinate to the required debt service for the projects, even though the cash flows are calculated without regard to debt payments. For the year ended December 31, 2002 royalty expense was $221,000 and the full amount remained payable at December 31, 2002. Approximately 31% of the amounts payable to ZRP revert back to Biogas and decrease its equity investment in ZRP. The balance of the ZRP ownership interest was purchased by U.S. Energy Systems, Inc. effective as of the date of the Zapco merger May 11, 2001.

NOTE F -- INSTALLMENT SALE PARTNERSHIP AND INTEREST RECEIVABLE

Installment sale partnership and interest receivable at December 31, 2002 consisted of the following:

                                                  -----------------------------------------
                                                  Interest       Current         Long-Term
                                                  ---------    ------------     -----------
Installment Note Receivable for 1999 Sale of         9.47%      $1,630,000      $ 7,115,000
   Gasco Interests Secured by the Interests

Fixed Installment Note Receivable for 2001 Sale      6.00%         427,000        1,842,000
   of Gasco Interests Secured by the Interests

Contingent Installment Note Receivable for 2001      6.00%         613,000        5,453,000
   Sale of Gasco Interests Secured by the
   Interests

Notes Receivable for Sale of Barre, MA              10.00%          10,000          839,000
   Project's Gas Collection System and Related
   Assets, Secured by Assets
                                                        --              --        (304,000)
Contingent Portion of Barre Note Receivable
                                                     5.65%              --       40,313,000
Convertible Debentures to EnergiSystem
                                                    12.67%              --       11,137,000
Subordinated Loan to EnergiSystem
                                                               ------------     ------------
                                                                $2,680,000      $66,395,000
Interest Receivable                                              1,741,000               --
                                                               ------------     ------------
                                                                $4,421,000      $66,395,000
                                                               ============     ============

A Gasco project is a project level entity (normally a limited partnership for which Biogas or a Biogas subsidiary normally serves as general partner), which collects and sells biological gas to an affiliated project level entity (a "Genco"), which uses the biological gas to generate electricity.

Zapco sold its limited partnership interests in several Gasco's during December 1999 to a current stockholder of the Company. The total sales price was approximately $22,000,000 including interest imputed at 9.47%. A down payment of approximately $4,285,000 was received in 1999. The balance of the sales proceeds will be received based on the actual gas production of the projects over six years. The gain on this sale of $182,000 and $201,000 was recognized in 2002 and 2001, respectively. The balance of deferred revenue of $3,681,000 on December 31, 2002 remains to be recognized over the remaining five years. Zapco recognized the full amount of the gain on this transaction on its 1999 tax return. However, for financial statement purposes, and in accordance with accounting principles generally accepted in the United States of America, the sale is being treated as an installment sale with the gain being recognized over the term of the note receivable as payments are received.


In 2001, Zapco sold limited partnership interests in three other Gasco entities. The purchaser was AJG Financial Services. The total purchase price was approximately $12,300,000 including interest and consisted of a down payment of $1,000,000 and two long-term notes receivable; one calling for fixed quarterly payments of $145,000 and the other calling for contingent quarterly payments based on actual gas production. Both bear interest at 6% per annum. A gain of $2,308,000 was recognized in 2001 on the down payment and fixed note and an additional $145,000 and $204,000 of gain was recognized on the contingent note in 2002 and 2001, respectively. Consistent with accounting principles generally accepted in the United States for this transaction, the remaining deferred gain of $3,411,000 relates to the contingent note and will be recognized over the remaining five years as payments are received.

SEFL loaned $40,313,000 (417,360,000 SEK) to EnergiSystem i Sverige AB as of December 31, 2002 through a subscription to convertible debentures. The convertible debentures accrue interest at an interest rate of 2.98% plus an inflationary premium adjusted from 2002 to 2003, thereafter the interest rate shall increase to 5.98% plus an inflationary premium. Principal repayments shall commence on February 20, 2012. The convertible debentures can be converted to EnergiSystem i Sverige AB equity at the discretion of the SEFL (10% holding on full conversion).

SEFL loaned to EnergiSystem i Sverige AB $11,137,000 (115,300,000 SEK) in March 2002. The loan bears interest at a fixed rate of interest of 10% plus an inflationary premium. EnergiSystem i Sverige AB shall be entitled to postpone the payment of interest or principal if on the interest payment date or repayment date EnergiSystem i Sverige AB does not have sufficient funds until the next payment date or as soon as it is able to pay. Interest shall accrue at the above mentioned rate in the event of a postponement.

In November 2002, 1,400 convertible debentures were converted into 1,400 EnergiSystem i Sverige AB equity shares at a value of $5,085,000. In addition, the Company holds a call option to acquire 90% of the outstanding shares of EnergiSystem i Sverige AB.

NOTE G -- PROPERTY, PLANT AND EQUIPMENT

Consolidated property, plant and equipment consist of the following at December 31, 2002:

    Land...............................................      $    98,000
    Building...........................................       10,000,000
    Power Plants, Distribution and Transportation......       70,360,000
    Equipment..........................................        4,500,000
    Leasehold Improvements.............................           38,000
    Office Equipment and Furnishings...................          371,000
    Vehicles...........................................          181,000
                                                            -------------
                                                             $85,548,000

    Less Accumulated Depreciation......................     (20,080,000)
                                                            -------------
                                                             $65,468,000
                                                            =============

Construction in progress of $3,076,000 at December 31, 2002 consisted of costs related to the continuation of the build out of the Biogas assets and the construction of improvements in USE Canada.

NOTE H -- INVESTMENTS IN JOINT VENTURES

     (1) Plymouth  Envirosystems,  Inc. Our wholly  owned  subsidiary,  Plymouth
Envirosystems, Inc., owns a 50% interest in Plymouth Cogeneration Limited Partnership ("Plymouth Cogeneration") which owns and operates a CHP plant producing 1.2 MW of electricity and 7 MW of heat at Plymouth State College, in Plymouth, New Hampshire. The Plymouth Facility provides 100% of the electrical and heating requirements for the campus, which is a part of the University of New Hampshire system, under a long-term contract.

     The day-to-day operations of the Plymouth Facility are managed by one of our partners in this project, and management decisions are made by a committee composed of representatives of the three partners in this project.

For the years ended December 31, 2002 and 2001, Plymouth Envirosystems Inc. provided gains of $77,000 and $50,000, respectively.

     (2) Lehi Envirosystems, Inc. In 1997, our wholly-owned subsidiary, Lehi Envirosystems, Inc. ("LEHI"), acquired a 50% equity interest in Lehi Independent Power Associates ("LIPA"), which owns a cogeneration facility in Lehi, Utah (the "Lehi Facility") and the underlying real estate. The Lehi Facility has been dormant since 1990. In the first quarter of 2002, the Company recorded an expense to income equal to the carrying value of the investment of $830,000 due to the lack of development opportunities at the site given current market conditions. For the year ended December 31, 2002 and 2001, LEHI provided (losses)/gains of $(16,000) and $7,000, respectively.

     (3) Castlebridge Partners, LLC. On August 23, 2000, we issued 568,750 shares of our common stock to Castlebridge in exchange for an approximate 25% voting interest in Castlebridge, a capital markets and insurance consulting firm that focuses on commodity derivative markets. Castlebridge is a risk management firm specializing in risk management services for the energy and commodities industries.

As of December 31, 2002, our ownership interest in Castlebridge was restructured into a preferred interest with a liquidation preference of $1.7 million and an annual cumulative dividend of 5% with a preferred interest. We also received a distribution of 268,750 of our shares held by Castlebridge which is accounted for as treasury stock.

The market for risk management services for the energy industry deteriorated significantly during 2002 in connection with lower market power prices and reduced electricity trading activities among the large independent power producers and other companies involved in electricity trading. As a result of the deteriorating outlook, the Company has recognized an impairment equal to the carrying value of the investment after performing a discounted cash flow value analysis using a risk adjusted rate commensurate with the specific business characteristics and potential business opportunities in the energy trading and commodities markets. During 2002, the Company reduced the valuation of the investment in this entity by $1.7 million.

     (4) Marathon Capital LLC ("Marathon"). In 2000, the Company issued 200,000 shares of its common stock to acquire an interest in Marathon. We own preferred stock in Marathon, yielding a 9% annual dividend and convertible into a 31% common interest in Marathon. Marathon specializes in arranging financing for energy projects.

The financing market for energy projects deteriorated significantly during 2002 and few transactions took place due to recurring credit issues in the sector, both among lenders and borrowers. In connection with the deteriorating market for energy project financials, US Energy Systems lowered the investment in Marathon by $1.01 million.

     (5) USE GEO Acquisition LLC (USE GEO). This district energy project has been under development since 1996. If completed, the project will use geothermal energy for heating and cooling in Reno, Nevada. There are two classes of membership interests in US GEO. We own a majority of one class and Marathon Energy LLC, an affiliate of Marathon Capital, LLC, which in turn is an affiliate of the Company, holds all of the other interests in USE GEO, which are subordinated to our interests and pay no dividends. Our interests earn a preferred dividend of 5% per annum compounded annually and have a distribution and liquidation preference equal to any accrued unpaid preferred dividends plus their unreturned capital contribution. To date, we have not received any cash dividends from our investment.

Limited progress in the development of the project was achieved in 2002. Accordingly, on December 31, 2002 the company recorded an expense equal to the carrying value of our investment in this entity of $2.5million.

     (6) Scandinavian Energy Finance, Limited / EnergiSystem i Sverige AB (SEFL) In November 2002, 1,400 convertible debentures were converted into 1,400 EnergiSystem i Sverige AB equity shares at a value of $5,085,000. In addition, the Company holds an option to acquire 90% of the oustanding shares of EnergiSystem i Sverige AB.

Our total investments, including joint ventures, as of December 31, 2002 are as follows:

                                                              December 31,
                                                                  2002
                                                         -----------------
    Holdings of SEFL..................................        $ 5,085,000
    LEHI and Plymouth Cogeneration....................            505,000
    ZFC Royalty Partners..............................            920,000
    Various Holdings of USE Biogas....................          1,103,000
                                                         -----------------
    Total Investments                                         $ 7,613,000
                                                         =================

NOTE I -- NOTES PAYABLE AND LONG-TERM DEBT

As of December 31, 2002, the Company's debt was as follows:

Debt Schedule Summary


---------------------------------------------------------------------------------------------------------------------------
($'s in 000's)                                      LT                      Interest
Issuer/Lender                      Current       Balance      Maturity        Rate             Security           DSCR (1)
------------------------------    ----------    ----------    ---------     ---------    ----------------------   ---------
Debt
  J. Hancock - Series A              $2,574       $33,209         2014         9.47%         Project Assets(4)    1.25 TFQ
  J. Hancock - Series A (2)             161         2,864         2014         9.37%         Project Assets(4)    1.25 TFQ
  J. Hancock - Series B                 360         9,023         2014      Libor +2.39      Project Assets(4)    1.25 TFQ
  ABB Energy - Toledo (3)             1,317            --     2002 (3)      Libor +5.0       Project Assets(4)    1.25 TFQ
  ABB Energy                            897         7,351         2011        10.08%         Project Assets(4)    1.25 TFQ
  Toronto Dominion                      734        13,661         2012         7.65%         Project Assets(4)    1.25 TFQ
  Landbruks Kredit                       --        45,398         2026          4.7%           SEFL Assets (4)
  Ford Credit Co.                         7             -         2003          9.5%                  Auto (4)
  Convertible Sub Debentures             --           186         2004          9.0%             LIPA Stock(4)      N/A
                                  ----------    ----------
Total Debt                            6,050       111,692
                                  ----------    ----------
Notes Payable - Stockholder
  AJG Financial Services              1,132         2,741         2007         9.00%              Unsecured(4)      N/A

  AJG Financial Services (2)          5,000            --         2002        10.00%         Project Assets(4)      N/A
  Cinergy Energy                         --         2,057         2011        20.00%              Unsecured(4)      N/A
                                  ----------    ----------
Total Notes Payable - Stockholder   $ 6,132       $ 4,798

                                  ----------    ----------
Total                               $12,182      $116,490
                                  ==========    ==========

     (1) Trailing four quarters; minimum debt service coverage ratio (DSCR) required for cash distributions.
     (2) This shareholder loan to certain of Biogas project subsidiaries (Non-recourse to the Company and Biogas) is past due. The Company is seeking to refinance this loan.
     (3)  Scheduled to be paid in April 2003.
     (4)  No recourse to the Company.

The Company expects that its obligation for the next five years and for the period thereafter is:

              Year                            Debt Schedule
              ---------------               ----------------
              2003                             $ 12,182,000
              2004                                6,912,000
              2005                                6,790,000
              2006                                6,856,000
              2007                                6,922,000
              Thereafter                         89,010,000
                                            ----------------
              Total                            $128,672,000
                                            ================

NOTE J -- INCOME TAXES

The components of earnings (loss) before income taxes and the deferred tax asset is as follows:

         -----------------------------------------------------------
                                              2002             2001
                                      -------------    -------------
         Pre-Tax Earnings (Loss)
         Domestic                     $(25,965,000)      $6,995,000
         Foreign                         1,810,000               --
                                      -------------    -------------
         Total                        $(24,155,000)      $6,995,000

         Deferred Tax Asset
         Domestic                               --               --
         Deferred                     $ 16,095,000       $7,267,000
                                      -------------    -------------
         Total                          16,095,000        7,267,000
                                      -------------    -------------
         Foreign
         Current                                --               --
         Deferred                        1,310,000        1,404,000
                                      -------------    -------------
         Total                           1,310,000        1,404,000
                                      -------------    -------------
         Current                                --               --
         Deferred                       17,405,000        8,671,000
                                      -------------    -------------
         Total                        $ 17,405,000       $8,671,000
                                      =============    =============

The provision (benefit) for income taxes differs from the Federal statutory rate for the following reasons:

--------------------------------------------------------------------------------
                                                         2002            2001
                                                   ------------    ------------

Provision (Benefit) at Statutory Rate              $(9,663,000)       2,798,000
                Foreign Income Tax
                  Rate Differential                   (737,000)              --
                Non-deductible Expenses               1,164,000              --
                Impact of Valuation Allowance           404,000              --
   Other - NOL Used                                      98,000     (2,408,000)
                                                  --------------  --------------
Actual Provision (Benefit) for Income Taxes        $(8,734,000)     $   390,000
                                                  ==============  ==============

Provisions have been made for deferred taxes based on differences between the financial statements and the tax basis of assets and liabilities using currently enacted rates and regulations. The components of the net deferred tax assets and liabilities are as follows:

--------------------------------------------------------------------------------
                                              2002              2001
                                          ------------    --------------
    Deferred Tax Assets:
       NOL and Credit Carry Forward       $19,217,000       $8,691,000
       Property, Plant & Equipment          2,517,000        (283,000)
       Deferred Revenue                     2,561,000        2,685,000
       Other                                  401,000          396,000
    Deferred Tax Liabilities:
       Others                               (172,000)               --
       Investments                        (1,739,000)               --
       Valuation Allowance                (5,380,000)      (2,818,000)
                                          ------------   --------------
                                          ------------   --------------
    Totals                                $17,405,000       $8,671,000
                                          ============   ==============

At December 31, 2002 the Company had an aggregate of $30.0 million net operating loss carry forward (NOL's) from domestic operations. International net operating losses of $13.8 million, after a valuation allowance of $4.2 million, is a result of an acquisition and foreign tax laws. These net operating loss carryforwards expire in varying amounts through the year 2023.

A provision has not been made for U.S. taxes which would be payable if undistributed earnings of the foreign subsidiaries of approximately $1.7 million at December 31, 2002 were distributed to the Company in the form of dividends since certain foreign countries limit the repatriation of earnings while, for others, the Company's intention is to permanently reinvest such foreign earnings. Determination of the amount of the unrecognized deferred tax liability related to undistributed earnings is not practicable.

In addition, the Company has not recognized a deferred tax liability for the difference between the book basis and the tax basis of its investment in the equity of its subsidiaries. Such differences relates primarily to $1.7 million of unremitted earnings earned by US Energy Systems' foreign subsidiaries. The Company does not expect this difference in basis to become subject to tax at the parent level, as it is the Company's intention to permanently reinvest such foreign earnings.

NOTE K -- STOCKHOLDERS' EQUITY

Preferred Stock, Series A and D. On March 23, 1998, we issued 250,000 shares of our Series A convertible preferred stock ("Series A Preferred"), par value $0.01 per share, for $2,250,000 ($9.00 per share).

We granted an option to Energy Systems Investors, LLC ("ESI"), an entity controlled by Lawrence Schneider and Henry Schneider, two of our executive officers and directors. The option was for the purchase of 888,888 shares of Series A Preferred at $9.00 per share ($8,000,000). The expiration date for the option was extended by one year to August 26, 2000, in consideration for ESI exercising a portion of the option and acquiring 27,778 shares for $250,000 on June 14, 1999.

In July 2000, ESI exercised its option to acquire the remaining 861,110 shares of Series A Preferred for an aggregate purchase price of $7,749,990 (i.e. $9.00 per share). We received cash of $8,611 and $7,741,379 in the form of a one year limited recourse promissory note made by ESI in our favor. The note was paid in full in May, 2001. The principal amount of the note was retroactively reduced by the amount of the proceeds the Company received for the Series B Warrants.

As of December 31, 2002, we had warrants outstanding for the purchase of our common stock as follows:

               Shares         Exercise Price      Expiration Date
            --------------    ---------------     ----------------
                  366,666         $6.00           May 1, 2006
                   22,426         $8.00           January 1, 2004
                1,500,000         $4.00           July 30, 2005

There has been no change in the warrants in fiscal 2002.

     1996 Stock Option Plan. The 1996 Stock Option Plan (the "1996 Plan") provides for the granting of nonstatutory options to purchase up to 1,000,000 shares of common stock to our officers, employees, directors and consultants. The 1996 Plan is administered by a committee appointed by the Board of Directors which, within the limitation of the 1996 Plan, determines the persons to whom options will be granted, the number of shares to be covered by each option, the duration and rate of exercise of each option, the exercise price and manner of exercise, and the time, manner and form of payment upon exercise of an option. Options granted under the 1996 Plan may not be granted at a price less than the fair value of the common stock, as determined by the committee on the date of grant, and will expire not more than ten years from the date of grant.

     1997 Stock Option Plan. The 1997 Stock Option Plan (the "1997 Plan") provides for the granting of nonstatutory options to purchase up to 1,000,000 shares of common stock to our officers, employees, directors and consultants. The 1997 Plan has substantially the same terms and provisions as the 1996 Plan.

     1998 Executive Incentive Compensation Plan. In August 1998, we adopted the 1998 Executive Incentive Compensation Plan (the "1998 Plan"). The 1998 Plan provides for the granting of stock options, stock appreciation rights, restricted stock, deferred stock and other stock related awards and incentive awards that may be settled in cash, stock or property. The 1998 Plan is intended to supersede the 1997 Plan and the 1996 Plan (the "Pre-existing Plans"). Under the 1998 Plan, 1,500,000 shares of common stock may be subject to granting of awards, plus the number of shares with respect to shares previously granted under the Preexisting Plans that terminate without being exercised, and the number of shares that are surrendered in payment of any awards or tax withholding requirements.

The 1998 Plan is to be administered by a committee designated by the Board of Directors consisting of not less than two outside, nonemployee directors. The committee is authorized to select to whom awards will be granted, determine type and number of awards to be granted and the number of shares of common stock to which awards will relate and specify times at which awards will be exercisable or settleable.

     2000 Executive Incentive Compensation Plan. The 2000 Executive Incentive Compensation Plan (the "2000 Plan") provides for the granting of stock options, stock appreciation rights, restricted stock, deferred stock and other stock related awards and incentive awards that may be settled in cash, stock or property. The total number of shares that may be issued under the 2000 Plan equals the sum of 10,000,000 shares plus the number of shares that are surrendered in payment of any award or any tax withholding requirements. All of these shares may be incentive stock options.

The Board of Directors or a committee thereof administers the 2000 Plan. The Board is permitted to impose performance conditions with respect to any award, thereby requiring forfeiture of all or any part of any award if performance objectives are not met, or to link the time of exercisability or settlement of an award to the achievement of performance conditions. For awards intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, such performance objectives shall be based upon the achievement of a performance goal based upon business criteria described in or determined pursuant to 2000 plan.

During the calendar year 2002, options to acquire 200,000 shares of common stock were issued under the 2000 Plan.

Stock option activity is summarized as follows:

                         Stock Option Activity -- Year Ended December 31, 2002
--------------------------------------------------------------------------------------------------------
                                           Year Ended December 31, 2002     Year Ended December 31, 2001
                                           -----------------------------    ----------------------------
                                                            Weighted                        Weighted
                                                             Average                         Average
                                                            Exercise                        Exercise
                                             Shares           Price          Shares           Price
                                           -----------    --------------    ----------    --------------
Options Outstanding at Beginning of         6,915,425         $3.90         6,507,675         $3.39
  Year ...............................
Granted...............................        200,000          4.00         1,282,000          5.83
Cancelled.............................      (280,000)          5.67         (118,000)          4.44
Exercised.............................      (121,000)          2.46         (756,250)          2.63
                                           -----------    --------------    ----------    --------------
Options Outstanding at End of Year          6,714,425          3.84         6,915,425          3.90
Options Exercisable at End of Year          6,714,425          3.84         6,905,425          3.90
                                           ===========    ==============    ==========    ==============

                   Stock Option Activity -- Year Ended December 31, 2002
-------------------------------------------------------------------------------------------
                       Options Outstanding                    Options Exercisable
----------------     -------------------------    -----------------------------------------
                                                   Weighted
                                   Weighted        Average                      Weighted
                                   Average         Remaining                     Average
   Range of                        Exercise         Life in                     Exercise
Exercise Price        Shares         Price           Years        Shares         Price
----------------     ----------    -----------    ------------    -------------------------
$2.00 - $2.50          658,500      $2.42             3.2           658,500      $2.42
$2.875 - $3.00       2,128,925       2.96             6.9         2,128,925       2.96
$3.25 - $3.875          86,000       3.59             6.5            86,000       3.59
$4.00 - $5.00        2,837,000       4.12             7.5         2,837,000       4.12
$6.00 - $7.00        1,004,000       6.00             7.9         1,004,000       6.00
                    -----------                                  ----------
                     6,714,425                                    6,714,425
                    ===========                                  ==========

The weighted average fair value of options at date of grant for grants during the years ended December 31, 2002 and December 31, 2001 was $0.78 and $4.10 respectively. The fair value of the options at date of grant was estimated using the Black-Scholes option-pricing model utilizing the following assumptions:

                                             For the              For the
                                            Year Ended           Year Ended
                                        December 31, 2002       December 31,
                                        -------------------   -----------------

Risk-free Interest Rates..............        3.91%             4.79 - 5.29%
Expected Option Life in Years.........        10.00             5.00 - 10.00
Expected Stock Price Volatility.......         0.76                     0.76
Expected Dividend Yield                       0.00%                    0.00%

Had the Company elected to recognize compensation cost based on the fair value of the options at the date of grant as prescribed by SFAS 123, pro forma net profit or (loss) applicable to common stock during the years ended December 31, 2002 and 2001 would have been net loss of $(15,327,000) and net profit of $3,451,000, respectively.

NOTE L -- COMMITMENTS AND CONTINGENCIES

On May 14, 2002, the Company entered into a termination agreement with Mr. Bernard Zahren respective of his employment agreement and the commencement of a consulting agreement with an affliliate of Mr. Zahren. Under the terms of the termination agreement, Mr. Zahren resigned as Chief Executive Officer and Director of the Company. Under the terms of the consulting agreement, the consultant will receive quarterly payments of $48,000 ($384,000 in total) as a consultant of the Company through December 2004.

Geothermal Development Associates (GDA) and Delphi Securities, Inc. (Delphi) filed a lawsuit in the Second District Court of the State of Nevada, Washoe County, against Geothermal, LLC, seeking declaratory and monetary relief regarding their royalty rights pertaining to the Geothermal, LLC plants particularly during the March 1, 2000 through February 28, 2002 period. We do not expect the lawsuit to materially affect our business. In the event of an adverse result, management anticipates that the potential range of a damage award against USE Geothermal, LLC could range between $400,000 and $1,000,000.

A project loan to certain of Biogas' subsidiaries in the principal amount of $5 million, plus accrued unpaid interest, from one of our shareholders, is past due. The Company is attempting to refinance the shareholder loan. In addition, interest and scheduled amortization payments on a $3,873,000 million loan from such shareholder to Biogas are also past due. The Company is attempting to obtain financing to bring this loan current or retired. The loans are non-recourse to the Company.

The Company and its subsidiaries lease various office spaces, including the corporate headquarters located in White Plains, New York, under operating leases which expire on various dates. These lease commitments for the next five years and thereafter are:

           Year                              Commitments
           ---------------               ----------------
           2003                                $ 382,000
           2004                                  365,000
           2005                                  342,000
           2006                                  210,000
           2007                                  165,000
           Thereafter                             41,000
                                         ----------------
           Total                              $1,505,000
                                         ================

Lease expenses for 2002 and 2001 were $402,000 and $237,000 respectively.

NOTE M -- RETIREMENT AND PROFIT SHARING PLAN:

In Fiscal year 2002, the Company took over trusteeship of the Biogas 401(k) and extended the benefits to all employees of the Company and all subsidiaries covering all full time employees with one year of service with US Energy Systems Corporate. The employees may defer up to 15% of their salaries up to the maximum contribution allowed under the Internal Revenue Code. The Company has elected to match contributions up to 3% per employee. At December 31, 2002, the Company's total contribution was $ 78,181.

Until fiscal 2002, Biogas had a 401(k) plan with a July 31 year-end covering all full time employees with one year of service with Biogas. The employees could defer up to 15% of their salaries up to the maximum contribution allowed under the Internal Revenue Code. Biogas had elected to match contributions up to $500 per employee. At December 31, 2001, Biogas' contribution amounted to $16,305.

NOTE N -- RELATED PARTY TRANSACTIONS

In fiscal year 2001, certain legal costs were incurred by us and paid to an entity of which a member of our executive management was of counsel. The amounts paid were $992,885 in the year ended December 31, 2001.

AJG GASCO TRANSACTION:

AJG Financial Services purchased all of the economic interests held by Biogas or its subsidiaries in four gas-operating projects located in Illinois and Wisconsin (including Morris, Countryside, Brown County East and Brown County
West), including the related Section 29 tax credits. The approximate $12.3 million purchase price paid by AJG Financial Services consisted of (i) $1 million in cash payable at closing, and (ii) a contingent promissory note with a principal amount of $11,150,000, bearing interest at the rate of 6% per annum, payable in quarterly installments of principal and interest. This note is contingent upon the amount of Btus of landfill gas produced by the acquired projects in each calendar quarter through March 31, 2008. AJG Financial Services will also fund the annual capital and operating expenses for the projects through December 31, 2007, up to $1 million in the aggregate. The obligations of AJG Financial Services under the transfer documents and the notes is secured by its granting BMC Energy a security interest in AJG Financial Services' ownership interests in the projects. Immediately after completing the Biogas merger, AJG Financial Services and Cinergy Gasco completed the Cinergy Gasco transaction and the notes described below in the Cinergy Gasco transaction replaced the $11,150,000 note.

AJG GENCO TRANSACTION:

AJG Financial Services agreed with Biogas, that it will at Biogas' option, (i) maintain AJG's existing 50% limited partnership and limited liability company interests in five electrical generating projects developed by Biogas in Illinois, and (ii) acquire 50% of the limited liability company interests in the Morris and Countryside projects.

CINERGY GASCO TRANSACTION:

Following the completion of the AJG Gasco transaction and the merger, Cinergy Gasco purchased all of the partnership and limited liability company interests and tax credits AJG Financial Services acquired from Zapco and BMC Energy in the AJG Gasco transaction. The purchase price was structured to provide Cinergy Gasco with an internal rate of return of approximately 20%. The approximate $12.3 million purchase price paid by Cinergy Gasco consisted of (i) $3.3 million cash paid at closing, and (ii) two promissory notes in the aggregate principal amount of $9.0 million, bearing interest at the rate of 6% per annum, payable in quarterly installments of principal and interest. A portion of the purchase price represented by the notes, approximately $6.3 million is contingent upon the amount of Btus of landfill gas produced by the acquired projects in each calendar quarter through March 31, 2008. In addition to paying the purchase price, Cinergy Gasco also assumed AJG Financial Services' obligation to fund the annual capital and operating expenses for the projects through December 31, 2007, up to $1 million in the aggregate. Biogas and BMC Energy also have the right to have the promissory note payments made directly to them from Cinergy Gasco, through an assignment from AJG Financial Services. Cinergy Solutions Holding Company guaranteed Cinergy Gasco's obligations relating to the Cinergy Gasco transaction.

NOTE O -- BUSINESS OPERATIONS

As of December 31, 2002, the non-domestic operations of the Company were its Canadian holdings at USE Canada and Swedish investment through SEFL, an Irish holding Company. Certain key financial data related to those operations are reflected below:

                            U.S. Energy Systems, Inc.
                             Revenues and Net Income
                      For the Year Ended December 31, 2002

                                                         2002

Source of Revenue      Corp           GEO        USEnviro       SEFL         Biogas         Canada         Total
--------------------------------------------------------------------------------------------------------------------
  Energy                   --    $ 1,300,000            --            --   $20,048,000   $ 8,949,000    $ 30,297,000
  Management     $    449,000             --            --            --     1,576,000     1,072,000       3,097,000
  Fees
  Interest                 --             --            --    $3,453,000       326,000            --       3,779,000
  Royalties           249,000             --            --            --            --            --         249,000
  Recycle                  --             --    $2,519,000            --            --            --       2,519,000
               --------------  -------------  ------------  ------------ -------------  ------------  --------------
  Total Revenue  $    698,000    $ 1,300,000    $2,519,000    $3,453,000   $21,950,000   $10,021,000    $ 39,941,000
               ==============  =============  ============  ============ =============  ============  ==============
  Net Income     $(10,231,000)   $(5,401,000)   $   56,000    $  507,000   $(1,501,000)  $ 1,209,000    $(15,421,000)
               ==============  =============  ============  ============ =============  ============  ==============


                                                          2001

Source of Revenue      Corp           GEO        USEnviro       SEFL         Biogas         Canada         Total
--------------------------------------------------------------------------------------------------------------------
  Energy                  --     $7,044,000            --            --   $12,185,000     $4,206,000    $23,435,000
  Management              --             --            --            --     1,046,000        504,000      1,550,000
  Fees
  Interest                --             --            --            --     1,479,000             --      1,479,000
  Royalties               --             --            --            --     3,076,000             --      3,076,000
  Gains on                --             --            --            --     4,076,000             --      4,076,000
    Sale of
    Interests
    & Rights
  Recycle                 --             --    $4,913,000            --            --             --      4,913,000
               -------------  -------------  ------------  ------------ -------------  ------------- --------------
  Total                   --     $7,044,000    $4,913,000            --   $21,862,000     $4,710,000    $38,529,000
  Revenues
               =============  =============  ============  ============ =============  ============= ==============
  Net Income     $(1,375,000)    $3,865,000    $ (180,000)           --   $ 3,266,000     $1,029,000    $ 6,605,000
               =============  =============  ============  ============ =============  ============= ==============

                            U.S. Energy Systems, Inc.
                 Long-Lived Assets, Net as of December 31, 2002


                 International                $17,179,000
                 U.S. Operations               48,289,000
                                            --------------
                                              $65,468,000
                                            ==============

                            U.S. Energy Systems, Inc.
                          Net Income as of December 31

                                          2002             2001
                                    --------------    -------------
         International              $  1,716,000      $ 1,029,000

         U.S. Operations             (17,137,000)       5,576,000
                                   --------------    --------------
                                    $(15,421,000)     $ 6,605,000
                                   ==============    ==============

NOTE P - Sale of Subsidiary

On June 30, 2002, the Company sold its shares of US Enviro to KGS Environmental, LLC, an employee-led partnership for approximately $ 1.7 million, which included cash consideration and the assumption of debt. This sale resulted in net of tax loss of $ 1.6 million. The sale of US Enviro, a domestic provider of environmental services, including recycling and remediation, was part of the Company's previously announced strategy to divest or discontinue non-core operations.

     The following pro forma combined revenue and net income is provided as if the sale of US Enviro had taken place effective January 1, 2002:


                                                          As of              As of                As of
                                                    December 31, 2002    June 30, 2002      December 31, 2002
                                                    -----------------    ---------------    ----------------
                                                                                               Adjusted
                                                       U.S. Energy        US Enviro           U.S. Energy
Revenues                                               $  39,941,000       $2,519,000        $  37,422,000
                                                    =================    ===============    ================
Net Income (Loss)                                      $(15,421,000)       $   56,000        $(15,477,000)
                                                    =================    ===============    ================
Earnings per Share:
    Income (Loss) per Share Common - Basic             $      (1.33)       $     0.01        $      (1.34)
                                                    =================    ===============    ================
    Income (Loss) per Share Common - Diluted           $      (1.33)       $     0.01        $      (1.34)
                                                    =================    ===============    ================
Weighted Average Number of Shares
  Outstanding - Basic                                     12,186,000       12,080,000           12,186,000

Weighted Average Number of Shares Outstanding
  - Diluted                                               17,351,000       17,250,000           17,351,000

NOTE Q -- MAJOR CUSTOMERS

During the year ended December 31, 2002, we did not have any operating units with earned revenue from one source that exceeded 10% of the total revenue during period.

During the year ended December 31, 2001, one of our operating units had one customer, which provided its earned revenue, which exceeded 10% of the total revenue for the period. This unit sells its entire capacity to Sierra Pacific Power Company ("Sierra") under two power purchase agreements, which will expire in 2006 and 2008. The total revenue earned for electricity delivered to Sierra during the period was $7,044,000 (18% of total revenue). The account receivable from Sierra at December 31, 2001 was $294,000.

                      [This page intentionally left blank]

                     Financial and Certain Other Information

Management Discussion and Analysis of the Year Ended December 31, 2001 and Financial Information for the Twelve Months Ended December 31, 2001 and the Eleven Months Ended December 31, 2000.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001

In  September,  2000 we changed our fiscal year end from  January 31 to December
31. Accordingly, the results of operations presented below compare the results for the twelve months ended December 31, 2001 ("Fiscal 2001") with the results for the eleven months ended December 31, 2000 ("Fiscal 2000"). Results vary significantly for the twelve months ended December 31, 2001 as compared to the prior year due primarily to the consolidation of acquisitions in 2001.

RESULTS OF OPERATIONS

Revenue and Operating Income Summary by operating units are as follows:

                                                                       FY 2001     FY 2001 Gains
                                       FY 2001         FY 2001        Operating    (losses) From
                                       Revenues      EBITDA(1)     Income (loss)  Joint Ventures
Business Groups/Units                ($ in 000's)   ($ in 000's)    ($ in 000's)   ($ in 000's)
---------------------                ------------   ------------    ------------   ------------
Operations Group
U.S. Energy Biogas Corporation ...     $ 21,862      $ 14,827        $ 11,449
USE Canada Energy Corp. ..........     $  4,710      $  1,553        $  1,244
U.S. Geothermal, LLC .............     $  7,044      $  4,081        $  3,865
U.S. Energy Environmental Corp. ..     $  4,913      $    376        $   (165)
Total Group ......................     $ 38,529      $ 20,858        $ 16,393
Corporate Group
U.S. Energy Systems ..............     $      0      $ (2,210)       $ (2,407)      $     83
Total  Company ...................     $ 38,529      $ 18,648        $ 13,896       $     83

----------
(1) EBITDA calculations for each business unit are described under Selected Operations Informations

Revenues and expenses from Biogas and USE Canada are accounted for beginning on their effective acquisition dates of May 1, 2001 and June 12, 2001, respectively. All other business units reflect the full twelve month period. Investments in joint ventures are accounted for under the equity method of accounting, and accordingly, revenues and expenses of these investments are not included in our consolidated statements of operations.

Total Company's 2001 fiscal revenues increased by more than 350% over fiscal 2000. Revenues and expenses of the Operations Group increased primarily due to the consolidation of two significant acquisitions, which are now held under Biogas and USE Canada. Higher than average electricity prices during the beginning of the year at our geothermal operations also increased overall operations group revenues.

Income before taxes was $6,995,000 in fiscal 2001, up from $185,000 in 2000. Total operating expenses and general and administrative expenses for the Company increased by $12,194,000 to 16,013,000 and by $1,353,000 to $3,968,000,
respectively, from the prior year period.

Gains from investments and joint ventures decreased from $117,000 in Fiscal 2000 to $83,000 in Fiscal 2001 mainly due to the one time sale of equipment at Lehi in 2000.

Interest expense increased significantly due mainly to the issuance and consolidation of approximately $76 million in non recourse project financing in connection with the acquisition of Biogas and USE Canada.

Provision for income taxes resulted in a tax provision for fiscal 2001 of $390,000. The effective tax rate was approximately 40% for fiscal 2001. The Company has a NOL carry forwards of $3,036,000 which are subject to limitation under Section 382 of the IRS code.

The following is a breakdown of selected categorized costs for Fiscal 2001 is as follows:

                                                     Fiscal 2001     Fiscal 2000
                                                     -----------     -----------
Operating expense ..............................     $16,013,000     $ 3,819,000
General and Administrative Expenses
        Salaries and consulting fees ...........       1,344,000       1,325,000
        Legal and professional fees ............         430,000         479,000
        Corporate insurance ....................         278,000         190,000
        Corporate expenses .....................         275,000         189,000
        Other general and administrative .......       1,641,000         432,000
Depreciation and amortization ..................       4,735,000         625,000
                                                     -----------     -----------
          Total ................................     $24,716,000     $ 7,059,000
                                                     ===========     ===========

Included in general and administrative expenses were payroll costs and consulting fees of $1,344,000 in Fiscal 2001 compared to $1,325,000 in Fiscal 2000. The cost was incurred primarily in the management of operations and to further business development. Other general and administrative expenses increased from $432,000 to $1,641,000 as a result of our growing operations and include significant other general and administrative expenses incurred in the operating subsidiaries.

                                                         Corporate
                                         Operations      and Other      Total
                                         ----------      ---------      -----
Operating expense ....................   $15,738,000   $   275,000   $16,013,000
General and administrative expenses ..     1,951,000     2,017,000     3,968,000
Depreciation and amortization ........     4,537,000       198,000     4,735,000
                                         -----------   -----------   -----------
                                         $22,226,000   $ 2,490,000   $24,716,000
                                         ===========   ===========   ===========

A comparable breakdown for Fiscal 2000 showed as follows:

                                                          Corporate
                                            Operations    and Other     Total
                                            ----------    ---------     -----
Operating expense .......................   $3,819,000            0   $3,819,000
General and administrative expenses .....      629,000   $1,986,000    2,615,000
Depreciation and amortization ...........      605,000       20,000      625,000
                                            ----------   ----------   ----------
                                            $5,053,000   $2,006,000   $7,059,000
                                            ==========   ==========   ==========

Expenses of the operating group increased by $17,173,000 primarily as a result of the acquisition of Biogas and USECanada.

Interest income increased to $996,000 in Fiscal 2001 from $536,000 in Fiscal 2000 as a result of higher cash balances carried and the receipt of interest on notes receivable not in effect in the prior period. Dividends on preferred stock increased by $574,000, from $537,000 in Fiscal 2000 to $1,111,000 in Fiscal 2001, as a result of the issuance in July 2000 of an additional 861,110 shares of Series A Preferred Stock and the issuance in May 2001 of 100,000 shares of Series C preferred stock to finance the Biogas transaction. As a result of the approved Plan of Recapitalization, the Company's dividend rates on Series C and D (formerly Series A) were reduced effective December 14, 2001 from 9% to 6%.

A special adjustment to net income applicable to common stock used in the EPS calculation was required under the provisions of Emerging Issues Task Force Memo No. 98.5. In July 2000, an option to acquire additional shares of Series A Convertible Preferred Stock for $7,750,000 was exercised. Due to the requirements of Memo No. 98.5, the difference between the conversion price of the Preferred Stock and the market price of the Common Stock at the day of exercise was treated as a non-cash dividend, which is shown on the Consolidated Statement of Operations as a dividend on beneficial conversion of preferred stock. There is an immediate offset in other equity accounts, so that there is no net effect on Stockholder's Equity from this required non-cash and non-operating adjustment.

SELECTED OPERATING INFORMATION

Set forth below is selected pro forma operating information for our current operations for which results are consolidated in our statement of operations. Because Biogas and USE Canada were acquired during the middle of fiscal year 2001, we do not have comparable results in the prior year to report.

Our current operations are comprised of an operations group and a corporate group. The operations group's investments are held at subsidiaries, which we consolidate into our statement of operations. USE Canada holds our Canadian district energy outsourcing investments. Our biogas and geothermal operations are held at Biogas and Geothermal, LLC, respectively, and our environmental group is held at USEnviro. Our corporate management and unconsolidated investments in small energy related projects, financial advisory and risk management businesses comprise our corporate group.

USE Canada Energy Corp.

We own and operate two district energy outsourcing systems that utilize combined heat and power technology and in one case renewable fuels. The projects are located in Charlottetown, Prince Edward Island, Canada, "(PEI") and London, Ontario, ("London") Canada. The London project has more than seventy customer contracts comprised of a mix of commercial and government-related buildings with a remaining 7 year weighted average revenue contract duration. Two contracts representing more than 28% of revenues include the local municipal utility and city convention center.

P.E.I. has more than 100 customer buildings with 80% of revenue being generated from high quality credit counterparties, including the provincial government and local health and educational institutions. The four primary revenue contracts at PEI have more than twenty (20) years remaining before they expire and the remaining weighted average duration of all revenue contracts is 17 years. Small customers tend to have short-term contracts in the range of two years or less.

Contract revenues typically escalate at rates of CPI and fuel price is typically passed through to customers in both systems, which reduces commodity price risk to USE Canada. Customer losses are rare and the systems experience net customer growth.

Operating Results -- USE Canada. (US$ in 000's)
---------------------------------------------        --------------------------
Consolidated                                            FY 2001(6.5 months)(1)
---------------------------------------------        --------------------------
Revenues:
---------------------------------------------        --------------------------
          Steam, Hot  and Chilled  Water:
---------------------------------------------        --------------------------
                             Energy                          $1,387
---------------------------------------------        --------------------------
                           Capacity                          $2,275
---------------------------------------------        --------------------------
          Electricity:
---------------------------------------------        --------------------------
                             Energy                          $  333
---------------------------------------------        --------------------------
                           Capacity                          $   84
---------------------------------------------         --------------------------
          Other Revenue(2)                                   $  631
---------------------------------------------         --------------------------
  Total Revenue                                              $4,710
---------------------------------------------        --------------------------

---------------------------------------------        --------------------------
Consumables:
---------------------------------------------        --------------------------
               Gas                                           $  988
---------------------------------------------        --------------------------
                 Biomass                                     $  124
---------------------------------------------        --------------------------
                 Energy From Waste                           $    0
---------------------------------------------        --------------------------
                 Oil                                         $  156
---------------------------------------------        --------------------------

---------------------------------------------        --------------------------
Operating Expenses:
---------------------------------------------        --------------------------
                 Fixed  O&M                                  $1,300
---------------------------------------------        --------------------------
               Variable O&M                                  $  182
---------------------------------------------        --------------------------
      General and Administrative                             $  407
---------------------------------------------        --------------------------

---------------------------------------------        --------------------------
EBITDA(3)                                                    $1,553
---------------------------------------------        --------------------------

---------------------------------------------        --------------------------
Depreciation                                                 $  311
---------------------------------------------        --------------------------
Net Interest Expense                                         $  236
---------------------------------------------        --------------------------

---------------------------------------------        --------------------------
Maintenance Capital Expenditures                             $    0
---------------------------------------------        --------------------------
Growth Capital Expenditures                                  $  196
---------------------------------------------        --------------------------

(1) Operating Results From Date of Acquisition
(2) Waste Processing Fees
(3) EBITDA equals Total Revenues Minus Total Consumables and Operating Expenses


Performance Metrics -- USE Canada
------------------------------------            -------      -----------   --------------   ------------
                                                             PEI-FY 2001   London-FY 2001   Consolidated
------------------------------------            -------      -----------   --------------   ------------
SPREAD ANALYSIS                                              (6.5 months)   (6.5 months)    (6.5 months)
------------------------------------            -------      -----------   --------------   ------------
Cost of Fuel and Variable O&M as a                                    60%           96%              84%
percentage of Variable Energy
Revenues(1)
------------------------------------            -------      -----------   --------------   ------------
Fixed O&M and Debt Service as a                                       59%           90%              65%
Percentage of Capacity Revenues(2)
------------------------------------            -------      -----------   --------------   ------------
Production Analysis
------------------------------------            -------      -----------   --------------   ------------
Steam Production, Net                               MWh            21,816        43,804           65,619
------------------------------------            -------      -----------   --------------   ------------
Hot Water Production, Net                           MWh            33,816            NA           33,816
------------------------------------            -------      -----------   --------------   ------------
Chilled Water Production, Net                       MWh                NA         5,155            5,155
------------------------------------            -------      -----------   --------------   ------------
Electricity Production, Net                         MWh             2,039        10,394           12,433
------------------------------------            -------      -----------   --------------   ------------

------------------------------------            -------      -----------   --------------   ------------
Consumables:
------------------------------------            -------      -----------   --------------   ------------
Gas                                                 MWh                NA        80,732           80,732
------------------------------------            -------      -----------   --------------   ------------
Biomass                                             MWh            39,121            NA           39,121
------------------------------------            -------      -----------   --------------   ------------
Energy From Waste                                   MWh            45,406            NA           45,406
------------------------------------            -------      -----------   --------------   ------------
Oil                                                 MWh             6,810            NA            6,810
------------------------------------            -------      -----------   --------------   ------------

------------------------------------            -------      -----------   --------------   ------------
Production Efficiency, Net(3)                   Percent                63%           74%              68%
------------------------------------            -------      -----------   --------------   ------------

(1) Variable energy revenues are the sum of steam, hot and chilled water, and electricity energy sales

(2) Capacity revenues are the sum of steam, hot and chilled water, electricity capacity sales and waste processing fees

(3) Production efficiency, net is the total energy output in MWh equivalent divided by the total fuel input in MWh equivalent

Based on our current contracts, we anticipate that we will be able to improve margins by improving operational efficiency through reducing operating and general and administrative costs and by adding new customers. Several capital improvements and cost reduction measures were identified as a part of our acquisition of these operations. The planned cost reductions are currently being undertaken which we expect will be followed by the implementation of the planned capital improvements in 2002.

The district energy operations in Canada are seasonal in nature. Higher heating sales in the winter season provide a substantial portion of the net income from these operations. Accordingly, the 2001 revenues, accounted for from the acquisition date of June 12, 2001, would approach 50% of normalized annual revenues. On the cost side, operations and maintenance expenses are generally spread over the year, while fuel costs are mainly incurred in the winter season. In P.E.I., the fixed operating costs constitute a major portion of total costs, while the fuel cost, which is incurred mainly in the winter season, is less than 10% of revenues. This is due to the use of inexpensive biomass and energy from waste. In London, the fixed operating cost is a smaller portion of total costs. Although the production efficiency is higher than in PEI, London's use of natural gas provides a higher fuel cost and a resulting lower margin than in P.E.I.

The general and administrative costs associated with the district energy operations are mainly related to operations management, sales growth, and accounting.

U.S. Energy Biogas Corporation

Our Biogas operations are ultimately owned under three different project level entities consisting of Gascos, Gencos and in certain cases, Transcos. Gascos are typically limited partnerships ("LPs") that are owned and controlled by the tax credit beneficiaries. Biogas usually retains a 1% general partner interest in the Gascos, but the LPs are not consolidated on its balance sheet. The Gascos own the methane gas collection systems and extraction rights at the landfills and generally carry no debt. Gascos are also the entities that qualify for
Section 29 tax credits for which the owner received a credit of $1.083/mmbtu in Fiscal 2001. The Section 29 tax credit is set by the U.S. Treasury annually. All of the Gascos generate Section 29 tax credit-related income to Biogas from (i) the sale of Gasco partnership interests to subsidiaries of Cinergy Corp. and/or A.J. Gallagher, executed in the form of an installment note, and (ii) from the ongoing annual production of methane gas which has been structured under a contingent note arrangement. The structure of the holdings of Biogas is typical for the industry. The Gencos are 100% owned subsidiaries of Biogas (except for Willow, Dolton and Avon which are 50/50 owned by Biogas and a subsidiary of A.J. Gallagher). The Gencos own the power generating equipment and sell power to various customers as described in Item 1 above. The Gascos sell the methane gas to the Gencos (or Transcos in the case of Cape May, Tucson and SPSA II) at approximately $0.47/mmbtu, subject to adjustment. Biogas owns and operates two Transcos and operates a third one (Cape May). The Transcos also purchase gas from Gascos, and transport the processed methane gas through its transmission systems to its customers. With regard to the Cape May project, Biogas receives a monthly operating fee and tax credit-related income from the associated Gasco. Gross margin of Biogas' Gencos (and owned Transcos) would be calculated by combining the power revenues and the tax credit related income while subtracting the cost of gas and the variable & fixed operating and maintenance ("O&M") costs.

Section 29 tax credits for biogas projects are currently available annually until December 31, 2007 based on an in-service date of on or before June 30, 1998. Biogas projects with in-service dates prior to 1993 will qualify for tax credit only through 2002. Biogas has six projects whose tax credits will expire at the end of 2002: Burlington, Amity, Oceanside, Onondaga, Oyster Bay and Smithtown. The expiration of these tax credits are not expected to have a material impact on Biogas. The Garland and Oyster Bay projects ceased operations in 2001. These projects is not expected to have an adverse impact on Biogas.

Operating Results - Biogas ($ in 000's)
---------------------------------------------      ----------------------------
Revenues:                                               FY 2001 (8 months)(1)
---------------------------------------------      ----------------------------
    Electricity Sales                                          $10,789
---------------------------------------------      ----------------------------
    Gas Sales                                                  $ 1,166
---------------------------------------------      ----------------------------

---------------------------------------------      ----------------------------
    O&M fee income                                             $ 1,045
---------------------------------------------      ----------------------------
    Gain on sale of interests/rights(2)                        $ 5,839
---------------------------------------------      ----------------------------
      Interest Income                                          $ 1,479
---------------------------------------------      ----------------------------
      Other Income                                             $ 1,544
---------------------------------------------      ----------------------------

---------------------------------------------      ----------------------------
      Total Revenue                                            $21,862
---------------------------------------------      ----------------------------

---------------------------------------------      ----------------------------
Operating Expenses:
---------------------------------------------      ----------------------------
          Landfill Gas costs                                   $ 1,613
---------------------------------------------      ----------------------------
          Fixed O&M                                            $ 2,054
---------------------------------------------      ----------------------------
          Variable O&M                                         $ 2,177
---------------------------------------------      ----------------------------
          General and Administrative                           $ 1,043
---------------------------------------------      ----------------------------
          Royalties                                            $   147
---------------------------------------------      ----------------------------

---------------------------------------------      ----------------------------
EBITDA(3)                                                      $14,828
---------------------------------------------      ----------------------------

---------------------------------------------      ----------------------------
  Depreciation/Amortization                                    $ 3,379
---------------------------------------------      ----------------------------
  Interest Expense                                             $ 4,734
---------------------------------------------      ----------------------------
  Minority Interest                                            $ 2,778
---------------------------------------------      ----------------------------

---------------------------------------------      ----------------------------
  Maintenance Capital Expenditures                             $ 1,885
---------------------------------------------      ----------------------------
  Growth Capital Expenditures                                  $ 1,591
---------------------------------------------      ----------------------------

(1)  Operating results from date of acquisition

(2)  Income related to monetization of Section 29 tax credits

(3)  EBITDA equals Revenues minus Operating Expenses

Production Metrics - Biogas ($ in 000's)
-------------------------------------------------       -----------------------
                                                                FY 2001
                                                              (8 months)
-------------------------------------------------       -----------------------
Electricity Production (MWH)                                    204,506
-------------------------------------------------       -----------------------
Gasco Production (MMBtu)                                      3,393,874
-------------------------------------------------       -----------------------

-------------------------------------------------       -----------------------
Gas used for Gencos for Electricity (MMBtu)                    2,249,564*
-------------------------------------------------       -----------------------
Gas sold to Transcos (MMBtu)                                    460,684
-------------------------------------------------       -----------------------

-------------------------------------------------       -----------------------
Average Heat Rates (Btu/Kwh):
-------------------------------------------------       -----------------------
            14.4 MW Caterpillar Engines                          12,000
-------------------------------------------------       -----------------------
            21.7 MW Jenbacher Engines                            10,600
-------------------------------------------------       -----------------------
            16.0 MW Deutz Engines                                10,000
-------------------------------------------------       -----------------------
Average Availability (1)                                             85%
-------------------------------------------------       -----------------------
Average Capacity Factor, Net of Availability (2)                     84%
-------------------------------------------------       -----------------------
*    Estimate

(1) Average Availability is the total amount of hours that each plant is available to run divided by the total hours in year and then averaging the quotients of each plant

(2) Average Capacity Factor is calculated by dividing the actual kilowatt hours run by kilowatt hours available for each plant and then averaging the quotients of each plant

Our acquisition of Biogas brought a significant number of operating projects. While some of the operating projects are well established, many of the larger projects have recently achieved commercial operation or are in the process of being completed. Many of the new projects experienced high operating costs and low availability in Fiscal 2001. Availability represents the percentage of average total hours during the period that all our plants were available to run after taking into account downtime associated with both scheduled and unscheduled outages. In addition, at the time of the acquisition, Biogas had significant general and administrative costs, associated both with operations and growth.

In accordance with our business strategy, we are focusing on achieving increased efficiencies and performance in our new Biogas operations. Accordingly, during 2001, general and administrative costs were reduced as a smaller operating organization was established. Operating performance of the existing operations which utilize older technology has continued to be solid. Newly completed projects are undergoing performance optimization with full commercial operation expected during the second half of 2002. In addition, efforts are underway to enhance the gas production from existing well fields to allow the maximum utilization of existing generating capacity. With significant cost reductions achieved during 2001, the improvement program is now focused on production.

The general and administrative costs associated with the biogas operations are mainly related to operations management and accounting.

2001 capital expenditures were mainly associated with the completion of the new projects -- Dolton, Toledo and SPSA/CIBA and maintenance capital expenditures.

U.S. Energy Geothermal, LLC

Operating Results ($'s in 000's)
---------------------------------------           -----------       ------------
                                                    FY 2001          FY 2000(1)
---------------------------------------           -----------       ------------
Electricity Revenues                                $7,044            $5,046
---------------------------------------           -----------       ------------

---------------------------------------           -----------       ------------
Operating Expenses                                  $2,963            $1,547
---------------------------------------           -----------       ------------

---------------------------------------           -----------       ------------
EBITDA(2)                                           $4,081            $3,499
---------------------------------------           -----------       ------------

---------------------------------------           -----------       ------------
Depreciation                                        $  216            $  154
---------------------------------------           -----------       ------------
Net Interest Expense                                $    0            $    0
---------------------------------------           -----------       ------------

---------------------------------------           -----------       ------------
Maintenance Capital Expenditures                    $  820              N.A.
---------------------------------------           -----------       ------------
Growth Capital Expenditures                         $  480              N.A.
---------------------------------------           -----------       ------------
(1)  Eleven months ended December 31, 2000

(2) EBITDA equals Electricity Revenues minus Operating Expenses, which excludes general and administrative costs which are part of corporate expenses

Geothermal LLC Production Metrics ($'s in 000's)
------------------------------------------------    -----------    -------------
                                                      FY 2001        FY 2000(1)
------------------------------------------------    -----------    -------------
Production Sold, MWh                                  63,764          42,048
------------------------------------------------    -----------    -------------
Average  Sale Prices:                               $0.163/kWh      $0.091/kWh
------------------------------------------------    -----------    -------------

------------------------------------------------    -----------    -------------
Plant Availability:
------------------------------------------------    -----------    -------------
                  Steamboat 1 and 1A                    99              97
------------------------------------------------    -----------    -------------
(1) Eleven months ended December 31, 2000

During the beginning of the year, the geothermal operations continued to benefit from high wholesale electricity market rates in the West. With a new geothermal turbine commissioned at the beginning of the year, production increased from the previous year. In early summer, energy prices fell and were for the remainder of the year close to the historical average. During the later part of the year, the operating margins were lower, even though the facility achieved a high level of reliability. Our corporate group provides general and administrative services to Geothermal LLC which are included in the accounts for the corporate group. The project currently has no debt.

Based on the historically high volatility of the project's contract revenues, the Company is planning to undertake a strategic evaluation of the facility.

U.S. Energy Environmental Corp.

Operating Results ($'s in 000's)
-----------------------------------------      --------------       -----------
                                                   FY 2001            FY 2000(1)
-----------------------------------------      --------------       -----------
Revenues                                            $4,913             $3,281
-----------------------------------------      --------------       -----------

-----------------------------------------      --------------       -----------
Operating Expenses                                  $3,629             $2,271
-----------------------------------------      --------------       -----------
General & Administrative                            $  908             $  478
-----------------------------------------      --------------       -----------

-----------------------------------------      --------------       -----------
EBITDA(2)                                           $  376             $  532
-----------------------------------------      --------------       -----------

-----------------------------------------      --------------       -----------
Depreciation/Amortization                           $  541             $  451
-----------------------------------------      --------------       -----------
Net Interest Expense                                $   76             $   67
-----------------------------------------      --------------       -----------

-----------------------------------------      --------------       -----------
Maintenance Capital                                 $  101             $   98
Expenditures
-----------------------------------------      --------------       -----------
Growth Capital Expenditures                         $  126             $  516
-----------------------------------------      --------------       -----------
(1) Eleven months ended December 31, 2000
(2)  EBITDA  equals   Revenues   minus   Operating   Expenses  and  General  and
     Administrative Expenses

The revenues of our environmental business grew by almost 50% during 2001 with the establishment of several new offices. During the same period, cost of sales grew by 56% and general and administrative expenses grew by 41%. With significant growth and a positive outlook for much of the year, US Enviro's operating income was, however, negatively impacted by the events of September 11 and a slowing economy. The developments in the later part of the year resulted in lower margins and uncollectible receivables from a major customer.

Based on the unit's outlook for the future and the current focus of the Company on energy outsourcing under long-term contracts, we are planning to undertake a strategic evaluation of the environmental business.

Corporate and Other

Pro Forma Operating Results ($'s in 000's)
---------------------------------------------     --------------     -----------
                                                    FY 2001          FY 2000(1)
---------------------------------------------     --------------     -----------
Revenues                                            $     0          $     0
---------------------------------------------     --------------     -----------
Gains(losses) from JVs                              $    83          $   117
---------------------------------------------     --------------     -----------

---------------------------------------------     --------------     -----------
Operating Expenses                                  $   275          $     0
---------------------------------------------     --------------     -----------
General & Administrative                            $ 2,018          $ 1,991
---------------------------------------------     --------------     -----------

---------------------------------------------     --------------     -----------
EBITDA(2)                                           $(2,210)         $(1,874)
---------------------------------------------     --------------     -----------

---------------------------------------------     --------------     -----------
Depreciation/Amortization                           $   198          $    20
---------------------------------------------     --------------     -----------
Net Interest Expense                                $  (889)         $  (492)
---------------------------------------------     --------------     -----------

---------------------------------------------     --------------     -----------
Minority Interest                                   $    34          $     0
---------------------------------------------     --------------     -----------
Dividends on Preferred                              $ 1,111          $   546
---------------------------------------------     --------------     -----------
(1)  Eleven months ended December 31, 2000
(2) EBITDA equals Revenues plus Gains from JVs minus Operating Expenses and General and Administrative Expenses

The corporate group is essentially a cost center. General and administrative expenses, which remained approximately unchanged during the year, were incurred mainly in connection with our acquisitions of Biogas and USE Canada, senior management staffing, public filings, and also include the general and administrative costs associated with the geothermal operations. The corporate group also incurred operating expenses on behalf of the geothermal operations.

Depreciation and amortization expense increased from the prior year due to the amortization of deferred compensation expense and depreciation of new office equipment.

Net interest income increased due to income from higher cash balances.

DEBT SCHEDULE

The following schedule sets forth certain material terms of the Company's indebtedness on a consolidated basis: ($ in 000's)

---------------------------------------------------------------------------------------------------------
                                                                    Interest
Issuer/Lender                        Current  LT Balance   Maturity   Rate     Security     DSCR(1)
---------------------------------------------------------------------------------------------------------
    Debt - Biogas
---------------------------------------------------------------------------------------------------------
         J.Hancock- Series A         $ 2,574    $35,782      2014     9.47%     Project       1.25  TFQ
                                                                               Assets(4)
---------------------------------------------------------------------------------------------------------
         J. Hancock- Series A2       $   161    $ 3,025      2014     9.37%     Project       1.25  TFQ
                                                                               Assets(4)
---------------------------------------------------------------------------------------------------------
         J. Hancock- Series B        $   360    $ 9,383      2014 Libor +2.39%  Project       1.25  TFQ
                                                                               Assets(4)
---------------------------------------------------------------------------------------------------------
         ABB Energy -Toledo(2)       $ 1,317    $     0      2002 Libor+ 5.0%   Project       1.25  TFQ
                                                                               Assets(4)
---------------------------------------------------------------------------------------------------------
         ABB Energy - BC(3)          $   897    $ 8,248      2011    10.08%     Project       1.25  TFQ
                                                                               Assets(4)
---------------------------------------------------------------------------------------------------------
         AJG Financial Services(2)   $ 5,000    $     0      2002     10.0%    Project        N.A.
                                                                               Assets(4)
---------------------------------------------------------------------------------------------------------
         Cinergy Energy              $     0    $ 2,057      2011     20.0%  Unsecured(4)     N.A.
---------------------------------------------------------------------------------------------------------
         AJG Financial Services      $   391    $ 3,495      2007     9.00%  Unsecured(4)     N.A.
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
    Debt - USE Canada
---------------------------------------------------------------------------------------------------------
         Toronto Dominion            $   172    $13,681      2012     7.65%     Project      1.25   TFQ
                                                                               Assets(4)
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
    Debt - US Enviro
---------------------------------------------------------------------------------------------------------
         Various Banks               $   341    $   381   2002-17       4%- Plant,equip(4)    N.A.
                                                                      9.5%
---------------------------------------------------------------------------------------------------------
         Line of Credit              $   345    $     0      2002     5.25%  All Assets(4)    N.A.
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
    Debt - US Energy
---------------------------------------------------------------------------------------------------------
          Convertible Sub
Debentures                           $     0    $   186      2004      9.0%  LIPA stock(4)    N.A.
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
    Total Debt - Other               $11,558    $76,238
                                     =======    =======
---------------------------------------------------------------------------------------------------------

1) Trailing four quarters; minimum debt service coverage ratio (DSCR) required for cash distributions
2) To be replaced by long-term financing in 2002. Relates to the Toledo Project for ABB Energy and to the Morris Project for AJG Financial Services
3) Loan is accruing interest at a rate of 13.08% due to a technical default expected to be cured in the beginning of 2002.

RISKS RELATED TO US ENERGY:

We May Face Substantial Impediments to Completing Future Acquisitions and Development Projects.

Our future growth strategy depends on our ability to identify and acquire appropriate companies or energy projects, our ability to develop new energy projects, our ability to integrate the acquired and developed operations effectively and our ability to increase our market share. We cannot assure you that we will be able to identify viable acquisition candidates or development projects, that any identified candidates or development projects will be acquired or developed, that acquired companies or power facilities and developed projects will be effectively integrated to realize expected efficiencies and economies of scale, or that any acquisitions or development projects will prove to be profitable or be without unforeseen liabilities. In the event that acquisition candidates or development projects are not identifiable or acquisitions or development projects are prohibitively costly, we may be forced to alter our future growth strategy. As we continue to pursue our acquisition and development strategy in the future, our stock price, financial condition and results of operations may fluctuate significantly from period to period.

We Have Limited Available Capital, and we may Need Additional Financing in the Future.

We believe that our current and anticipated cash flow from operations and from the financing sources and transactions described herein will be sufficient to meet our anticipated cash requirements for the next twelve months; however, there can be no assurance in this regard. As of December 31, 2001 we had in excess of approximately $12,000,000 unrestricted cash available. If we were unable to generate cash flows from operations to fund our working capital needs, we would be required to obtain additional equity or debt financing to continue to operate our business. In addition, we anticipate that each project we acquire or develop will require us to raise additional financing, some of which may be in the form of additional capital.

There can be no assurance that this capital will be available to us, or if available, that it will be on terms acceptable to us. If additional funds are raised by issuing equity securities, significant dilution to existing stockholders may result. If additional financing for projects is not available on acceptable terms, we may have to cancel, decline or defer new projects. Any inability by us to obtain additional financing to meet cash or capital requirements, if required, may have a material adverse effect on our operations.

Our Subsidiaries Have Substantial Indebtedness and in Connection With Their Existing Indebtedness Have Agreed to Significant Restrictions upon Their Operations, Including Their Ability to Use Their Cash.

We have substantial debt that has been incurred to finance the acquisition and development of energy facilities. As of December 31, 2001, our total consolidated long term debt was $88 million, our total consolidated assets were $191 million and our stockholders' equity was $58 million. Whether we will be able to meet our debt service obligations and repay our outstanding indebtedness will be dependent primarily upon the performance of energy projects. The operating and financial restrictions and covenants in certain of our subsidiaries' existing debt agreements limit or prohibit their ability to engage in transactions outside the ordinary course of business and may limit their ability to pay dividends to the Company. We believe that our cash flow from operations, together with other available sources of funds, including borrowings under our existing borrowing arrangements, will be adequate to comply with the terms of our indebtedness. If cash flow is insufficient and refinancing or additional financing is unavailable, our respective subsidiaries may be forced to default on their indebtedness.

Although We Have Insurance It May Not Cover Every Potential Risk Associated With Our Operations.

Although we maintain insurance of various types to cover many of the risks that apply to our operations, including $3,000,000 of general liability insurance as well as separate insurance for each project and separate insurance for the operations of USEnviro, our insurance will not cover every potential risk associated with our operations. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on our financial condition and results of operations. Moreover, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable.

We Have Issued Many Securities Convertible Into Shares of Our Common Stock and We Have Many Authorized but Unissued Shares of Our Common Stock.

We have issued shares of our preferred stock, options, warrants, and other securities convertible into shares of our common stock. In addition a substantial portion of shares issued in connection with the Zapco merger are subject to sales restrictions that will lapse on May 11, 2002. The market price of our common stock could drop significantly if the holders of these securities sell the underlying shares of common stock or the restricted shares issued to the Zapco stockholders or if the market perceives that they are intending to sell them. The possibility that substantial amounts of our common stock may be issued or freely resold in the public market may adversely affect prevailing market prices for our common stock, even if our business is doing well.

RISKS RELATED TO OUR ENERGY BUSINESS:

We Depend On Our Electricity And Thermal Energy Customers

Our energy facilities rely on one or more energy sales agreements with one or more customers for a substantial portion of their revenues. In addition, any material failure by any customer to fulfill it obligations under an energy sales agreement could have a negative effect on the cash flow available to us and on our results of operations.

The Energy Business is Very competitive and Increased Competition Could Adversely Affect Us.

In addition to competition from electric utilities in the markets where our projects are located, our energy business also faces competition from companies currently involved in the cogeneration and independent power market throughout the United States. Some of these companies are larger and better financed than we are. Although we believe that we will be entering segments of the marketplace where we will not face extensive competition, we cannot assure you that we will be able to enter these markets or that there will not be competition in such markets. Additionally, in recent years, such competition has contributed to a reduction in electricity prices in certain markets. While a majority of our projects enjoy the benefit of long-term fixed price contracts, projects based on market pricing, such as Steamboat 1 and 1 A, could experience adverse effects from downward competitive pressure on energy pricing. In addition, should any of the Company's fixed price contracts terminate or expire, the Company may have to negotiate new contracts or sell into the spot market in which case the prices it may obtain for energy will depend on market conditions at the time.

We Operate in an Emerging Industry and Have Limited Marketing Capabilities.

Although the energy markets in which we operate have been in existence for a number of years, they are still in the development stage. As is typically the case in an emerging industry, levels of demand and market acceptance for products and services are highly uncertain. Further, we have limited financial, personnel and other resources to undertake extensive marketing activities.

We May Experience Project Development Risks.

Our ability to develop new projects is dependent on a number of factors outside our control, including obtaining customer contracts, power agreements, governmental permits and approvals, fuel supply and transportation agreements, electrical transmission agreements, site agreements and construction contracts. We cannot assure you that we will be successful in obtaining these agreements, permits, and appraisals. Project development involves significant environmental, engineering and construction risks.

Our Business of Owning and Operating Power Plants and District Energy Systems Involves Considerable Risks.

The operation of energy generation facilities involves many risks, including the breakdown or failure of power generation, heating and cooling, equipment, transmission lines, pipes or other equipment or processes and performance below expected levels of output or efficiency. Although the facilities in which we are or will be involved contain some redundancies and back-up mechanisms, we cannot assure you that those redundancies or back-up mechanisms would allow the affected facility to perform under applicable power purchase and energy sale agreements. Renewable energy projects such as geothermal, biogas and biomass projects are dependent upon energy and fuel supplies, which may experience significant changes. Our energy projects, particularly our district energy systems, experience changes in revenue and expenses due to seasonality.

Garland Energy LLC, a subsidiary of Biogas is under contract with the City of Garland, Texas, to operate a sludge processing facility in Garland. The facility ceased operating in 2001. Biogas and the City of Garland are in discussions concerning the disposition of the facility and the contract.

With regards to the Steamboat geothermal power plants, owned by Geothermal LLC, certain net revenue royalty holders have questioned Geothermal LLC's method for calculating the royalties. Geothermal LLC and the revenue holders are in discussions with regards to the method employed.

We May Lose Our Status as a Qualifying Facility.

Under present federal law, we are not and will not be regulated as a holding company under the Public Utility Holding Company Act of 1935 ("PUHCA") as long as each power plant in which we have an interest is a qualifying facility under PURPA (the Public Utility Regulatory Policies Act). Under PURPA, a regulated electric utility company must purchase electricity at its avoided cost from an independent power plant which has qualifying facility status. The regulated electric utility company, which may have been required to purchase electricity from the power plant, could refuse to purchase that electricity once qualifying facility status was lost. In addition if we lost our status as a Qualifying Facility we would become subject to increased regulation under PUCHA.

A Significant Source of US Energy Biogas Revenues are Generated from Special Tax Credits Provided for the Sale of Landfill Gas to Third Parties and These Credits Will Expire.

Biogas benefits from Section 29 of the Internal Revenue Code of 1986, as amended. The Code provides that owners of biogas sites that collect and sell biogas as a fuel are permitted to reduce their annual federal income tax liability with a tax credit based upon the volume of the biogas sold to unrelated third parties. The credit is available for biogas produced at sites that had existing gas collection facilities in place by June 30, 1998. These annual credits are available for qualifying sites until December 31, 2007, except that projects which were in operation prior to 1993 qualify for the tax credits only through 2002. Therefore the universe of projects eligible for credits is limited. The unavailability of these credits for future biogas projects will make such future projects less appealing. The expiration of these credits for existing sites may make some biogas projects financially unviable. Legislation has been proposed to renew Section 29 credits, but it is uncertain whether this legislation will be enacted and what form its final form will be.

We May Be Unable to Acquire or Renew the Numerous Permits and Approvals Required to Operate Power Facilities And District Energy Systems.

The construction and operation of energy projects require numerous permits and approvals from governmental agencies, as well as compliance with environmental laws and other regulations. While we believe that we are in substantial compliance with all applicable regulations and that each of our projects has the requisite approvals, our projects require compliance with a varied and complex body of laws and regulations that both public officials and private individuals may seek to enforce. There can be no assurance that new laws or amendments to existing laws which would have a materially adverse affect will not be adopted, nor can there be any assurance that we will be able to obtain all necessary permits and approvals for proposed projects or that completed facilities will comply with all applicable permit conditions, statutes and regulations. In addition, regulatory compliance for the construction of new facilities is a costly and time consuming process which may necessitate substantial expenditures to obtain permits, and may create a significant risk of expensive delays or loss of value if a project is unable to function as planned due to changing requirements or local opposition.

We May Fail to Comply with Environmental Laws Which Could Result in Substantial Remediation Costs.

As is the case in all energy projects, strict environmental regulations established by federal, state and local authorities involving air and other emissions must be met. While we take reasonable precautions to ensure that applicable regulations are met and we do not undertake projects which do not or cannot meet these regulations, we cannot assure you that we are in continual compliance with all applicable regulations. Should a condition occur in which emissions standards at a specific project fall below allowable standards, there could be costs involved in remediating that condition. Additionally, as with all energy generation sites, there are standards for the safe handling of fuels and chemicals which must be met.

Biogas' Projects are Based Upon the Conversion of Gases Escaping From Landfill, and the Amount of Gas Diminishes Over Time.

Biogas develops owns and operates biogas projects by obtaining rights to the biogas from public or privately owned landfills. The decomposition of waste causes the release of methane gas, carbon dioxide, and other gaseous material into the ground and atmosphere. Landfills can emit biogas for more than 30 years. Landfills generally produce gas in increasing volumes during their initial years of operation and for several years after they are closed. Then the gas volume gradually declines over ensuing years. Therefore each project is likely to produce less revenue after the first years following the landfill closing, and may over time become unprofitable as the volume of gas continues to decline. Thus in many cases it is not profitable to maintain projects more than a certain number of years following the closing of the related landfill.

Biogas Illinois Projects Benefit From Special Illinois Rate Incentives. These Illinois Rate Incentives May No Longer Be Available.

Biogas Illinois-based biogas projects benefit from certain rate incentives provided under Illinois law (the "Illinois Retail Rate Law") to electric generating projects using certain renewable fuels. Such rate incentives permit Biogas to sell electricity generated from its Illinois projects at market rates on a profitable basis. Eligibility for the incentives under the Illinois Retail Rate Law is based on compliance with the requirements contained in the Illinois Retail Rate Law and related regulations. We believe we are in compliance with these requirements. However, Biogas would lose all or some of the benefits provided by the incentive if it were found to be in non compliance with these requirements, or as a result of modifications to the Illinois Retail Rate Law or its regulations or the expiration or repeal of the Illinois Rate Law. In such event, the revenues and profits from the affected Illinois projects may be adversely impacted.

Our International Investments May Face Uncertainties

We have investments in district energy systems in Canada and we may pursue additional international investments in the future. International investments are subject to unique risks and uncertainties relating to the political, social and economic structures of the countries in which we invest. Risks specifically related to investments in non-United States projects may include currency fluctuations, increased taxation, increased regulation, restrictions on foreign ownership and United States taxes on income earned abroad which is repatriated to the United States and in some cases, which is not repatriated to the United States.

Uncertain Conditions in the California Power Market Could Adversely Affect Our Performance

Under power purchase agreements with Sierra Pacific Power Company the price at which we sell power from our Steamboat 1and 1A plants is based on the wholesale electricity prices in California and other western markets. Significant fluctuation occurred in California's wholesale power prices during the period 2000-2001 which caused volatility in the revenues and profitability of our Steamboat 1 and 1A power plants during this period. In light of this volatility in the California wholesale market it is difficult to forecast the prices obtainable under our power purchase agreements with Sierra Pacific and therefore the revenue and profitability of the Steamboat 1 and 1A power plants.

RISKS RELATED TO OUR ENVIRONMENTAL BUSINESS:

Our Environmental Business Must Comply with a Variety of Laws and Regulations. Changes in these Regulations Could Adversely Affect Our Business.

Our environmental operations must comply with federal, state, territorial, provincial and local requirements which regulate health, safety, environment, zoning and land-use. Operating and other permits are generally required for transfer and storage facilities, some collection vehicles, storage tanks and other facilities owned or operated by us, and these permits can be revoked or modified and must be renewed. Although we believe that our facilities meet federal, state and local requirements in all material respects, we may be required to expend considerable time, effort and money to keep our existing or acquired facilities in compliance with applicable regulatory requirements, including new regulations, to maintain existing permits and approvals, and to obtain the permits and approvals necessary to increase our capacity. In addition, environmental regulatory changes could cause us to spend additional funds for corrective action for past and current operations at our facilities. We believe that each of our facilities has all necessary operating permits and that each permit will be renewed at the end of its existing term. However, the issuance or renewal of any permit could include conditions requiring further capital expenditures or corrective actions.

The United States Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") imposes liability on current and former owners and operators for damages to natural resources and the cleanup of sites from which there is a release or threatened release of a hazardous substance into the environment. Hundreds of substances are defined as "hazardous" under CERCLA and the release to the environment of these substances, even in minute amounts, can result in substantial liability. The statute provides for the remediation of contaminated facilities and imposes costs on the responsible parties. The expense of conducting this kind of cleanup can be significant. Even with our efforts to comply with applicable regulations and to avoid any unregulated release of hazardous substances to the environment, releases of these substances may occur as a result of our operations or those of our predecessors. Given the substantial costs involved in a CERCLA cleanup and the difficulty of obtaining insurance for environmental impairment liability, this liability could have a material impact on our business, financial condition and future prospects.

The Environmental Business is Very Competitive and Increased Competition Could Adversely Affect Us.

The environmental industry is highly competitive. Our environmental business competes with local, regional, and national companies of varying sizes, as well as counties and municipalities that maintain their own operations. We cannot predict whether future competitive conditions will have a material effect on our business, financial condition or future prospects.

Our Environmental Business Is Cyclical and Economic Slow Downs in the Business Cycle Could Adversely Affect Us.

The environmental industry is cyclical, and is dependent upon industries which are cyclical. If those cyclical industries slow significantly, the business that we receive from those industries is likely to slow and our business would slow as a result. In addition, our business is somewhat seasonal with less activity in winter months due to difficult working conditions.

OTHER RISKS

The price of our common stock is volatile.

The market price for our common stock has been volatile in the past, and several factors could cause our stock could fluctuate substantially in the future for reasons related and unrelated to our performance. The current market price may not be indicative of future market prices.

LIQUIDITY AND CAPITAL RESOURCES

The consolidation of Biogas and USE Canada into our balance sheet resulted in an increase in our cash balance of $9,831,000 as of the dates of their acquisitions. At December 31, 2001, cash and equivalents totaled approximately $25,415,000, of which $10,658,000 was unrestricted, as compared to $5,435,000 of unrestricted cash at December 31, 2000. In connection with notes payable by certain biogas subsidiaries, the lender required these subsidiaries to maintain various restricted cash accounts, which, at December 31, 2001, amounted to $14,757,000. This amount also includes approximately $1.6 million of funds the Company set aside to ensure the payment of dividends on certain series of our preferred stock. These funds were set apart in conjunction with the approval of our plan of recapitalization.

During the twelve months ended December 31, 2001, cash flow of $39,201,000 from financing activities and $6,175,000 from operating activities, was used to fund $12,808,000 of investing activities, and provided the increase in cash. Major financing activities resulting in cash increases including the receipt of $7,741,000 in full payment for the subscription note receivable and $8,428,000 in proceeds from the exercise of options and warrants.

Cash flow from operating activities during the twelve months ended December 31, 2001 were primarily from net income of $6,605,000 as compared to $1,385,000 during the eleven months ended December 31, 2000.

We used $9,768,000 in acquiring additional equipment in the 2001 period as compared to $647,000 in the eleven months of the earlier year. Construction in progress used $1,108,000 cash in the current twelve month period.

Our consolidated working capital (including $14,757,000 of restricted cash at December 31, 2001) increased to $16,375,000 at December 31, 2001 from $6,973,000 at December 31, 2000.

We believe our cash position and projected cash flow from operations are sufficient to satisfy our commitments for the next twelve months.

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

                                    CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           -----
       Independent auditors' report....................................    AF-2
       Balance sheet as of December 31, 2001...........................    AF-3
       Statements of operations for the year ended
               December 31, 2001 and for the eleven months
               ended December 31, 2000.................................    AF-5
       Statements of changes in stockholders' equity for
               the year ended December 31, 2001 and for the
               eleven months ended December 31, 2000...................    AF-6
       Statements of cash flows for the year ended
               December 31, 2001 and for the eleven months
               ended December 31, 2000.................................    AF-8
       Notes to financial statements...................................    AF-11

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

                          Independent Auditor's Report

Board of Directors and Stockholders
U.S. Energy Systems, Inc.
White Plains, New York

We have audited the accompanying consolidated balance sheet of U.S. Energy Systems, Inc. and subsidiaries as of December 31, 2001 and the related consolidated statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year ended December 31, 2001 and the eleven month period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Energy Systems, Inc. and subsidiaries as of December 31, 2001, and the consolidated results of their operations and their consolidated cash flows for the year ended December 31, 2001 and the eleven month period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ Kostin, Ruffkess & Company, LLC
-----------------------------------
Kostin, Ruffkess & Company, LLC
Farmington, Connecticut

March 28, 2002

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                    December 31,
                                                                        2001
                                                                    ------------
ASSETS
Current assets:
        Cash......................................................  $ 10,658,000
        Restricted cash...........................................    14,757,000
        Accounts receivable (less allowance for doubtful
          accounts $580,000)                                          10,597,000
        Installment sale partnership interest and interest
            receivable, current portion...........................     3,064,000
        Other current assets......................................     2,610,000
                                                                    ------------
               Total current assets ..............................    41,686,000
Property, plant and equipment, net................................    71,612,000
Construction in progress..........................................     2,339,000
Installment Sale Partnership Interest, less current portion.......    17,168,000
Investments.......................................................    10,026,000
Deferred costs, including debt issuance costs, net of
  accumulated amortization........................................     5,237,000
Goodwill, net.....................................................    30,639,000
Deferred tax asset................................................    11,034,000
Other assets......................................................     1,768,000
                                                                    ------------
               Total  assets .....................................  $191,509,000
                                                                    ============
LIABILITIES
Current liabilities:
          Current portion long-term debt..........................  $  6,167,000
          Notes payable - stockholder.............................     5,391,000
          Accounts payable and accrued expenses...................    12,705,000
          Deferred revenue installment sale partnership interest,
            current portion.......................................     1,048,000
                                                                    ------------
               Total current liabilities .........................    25,311,000
                                                                    ------------
Long-term debt - less current portion.............................    70,686,000
Notes payable - stockholder.......................................     5,552,000
Deferred revenue installment sale partnership interest, less
  current portion.................................................     7,229,000
Rate incentive liability..........................................     9,581,000
Advances from joint ventures......................................       102,000
                                                                    ------------
               Total liabilities .................................   118,461,000
                                                                    ------------
Minority interests................................................    15,090,000
                                                                    ------------

                 See notes to consolidated financial statements

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

                                                                   December 31,
                                                                       2001
                                                                   ------------
STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value, authorized 10,000,000 shares:
    Series B, cumulative, convertible, issued and
       outstanding 368 shares..................................... $         --
    Series C, cumulative, convertible, issued and outstanding
       100,000 shares.............................................        1,000
    Series D, cumulative, convertible, issued and outstanding
       1,138,888 shares ..........................................       11,000
Common stock, $.01 par value, authorized 50,000,000 shares;
  issued 12,065,000...............................................      121,000
Treasury stock, 114,700 shares of common stock at cost............     (495,000)
Additional paid-in capital........................................   65,647,000
Accumulated deficit...............................................   (7,733,000)
Accumulated other comprehensive income............................      406,000
                                                                   ------------
               Stockholders' Equity ..............................   57,958,000
                                                                   ------------
               Total liabilities and Stockholder's Equity ........ $191,509,000
                                                                   ============

                 See notes to consolidated financial statements

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF OPERATIONS AND OTHER
                              COMPREHENSIVE INCOME

                                                                            Year           Eleven
                                                                           Ended        Months Ended
                                                                        December 31,    December 31,
                                                                            2001            2001
                                                                        ------------     -----------
Revenues ............................................................   $ 38,529,000    $  8,327,000
Costs and expenses:
      Operating expenses ............................................     16,013,000       3,819,000
      General and administrative expenses ...........................      3,968,000       2,615,000
      Depreciation and amortization .................................      4,735,000         625,000
      (Gain) from joint ventures ....................................        (83,000)       (117,000)
                                                                        ------------    ------------
            Total costs and expenses ................................     24,633,000       6,942,000
                                                                        ------------    ------------
Income from operations ..............................................     13,896,000       1,385,000
Interest income .....................................................        536,000         996,000
Interest expense ....................................................     (5,153,000)       (110,000)
Minority interest ...................................................     (2,744,000)             --
                                                                        ------------    ------------
Income before non-recurring items and taxes .........................      6,995,000       1,811,000
Compensation arising from issuance of options to new
      management team ...............................................             --       1,313,000
Provision for severance and repositioning of the Company ............             --         311,000
Litigation settlement costs .........................................             --           2,000
                                                                        ------------    ------------
Income before taxes .................................................      6,995,000         185,000
Income tax (expense) benefit ........................................       (390,000)      1,200,000
                                                                        ------------    ------------
NET INCOME ..........................................................   $  6,605,000    $  1,385,000
                                                                        ============    ============
Dividends on preferred stock ........................................     (1,111,000)       (537,000)
Dividends on beneficial conversion of preferred stock ...............             --      (7,750,000)
                                                                        ------------    ------------
INCOME (LOSS)  APPLICABLE TO COMMON STOCK ...........................   $  5,494,000    $ (6,902,000)
                                                                        ============    ============
INCOME (LOSS) PER SHARE OF COMMON STOCK:
      Income (loss) per share of common stock - basic ...............   $       0.57    $      (1.05)
                                                                        ============    ============
      Income (loss)per share of common stock - diluted ..............   $       0.39    $      (1.05)
                                                                        ============    ============
      Weighted average number of common stock outstanding - basic ...      9,656,000       6,602,310
                                                                        ============    ============
      Weighted average number of common stock outstanding - diluted .     16,818,000       6,602,310
                                                                        ============    ============
OTHER COMPREHENSIVE INCOME, NET OF TAX
      Net income (loss) .............................................   $  6,605,000
      Foreign currency translation adjustment .......................        406,000
                                                                        ------------
            Total comprehensive income ..............................   $  7,011,000
                                                                        ============

                 See notes to consolidated financial statements

                   U.S. ENERGY SYSTEMS, INC. AND SUBSIDIARIES

                 FOR ELEVEN MONTH PERIOD ENDED DECEMBER 31, 2000
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                  Preferred Stock   Preferred Stock
                                                      Series A          Series B     Treasury Stock
                                               -------------------  --------------- ----------------
                                                 Number              Number         Number
                                                   of                  of             of              Subscription
                                                 Shares     Amount   Shares  Amount Shares    Amount   Receivable
                                                 ------     ------   ------  -------------    ------   ----------
BALANCE - JANUARY 31, 2000....................  277,778      3,000    509          (7,600)   (15,000)
Cash paid for fractional shares...............
Shares issued pursuant to anti-dilution
   Provision of agreement with Energy
   Systems Investors, LLC and Larry
   Schneider..................................
Shares issued for investment in Marathon
   Capital, LLC...............................
Shares issued in connection with investment
   In Castlebridge Partners, LLC. .......
Shares issued to Cinergy Solutions.... .......
Shares issued to estate of former officer ....
Shares issued for conversion of Preferred
   Stock Series B.............................                       (111)    (*)
Shares issued for exercised warrants..........
Shares issued for exercised options...........
Shares issued for the exercise of options on
   Preferred stock............................  861,110      8,000
Compensation arising from issuance of
   options to members of  new management
   team ......................................
Net income for the eleven months ended
   December 31, 2000..........................
Dividends on Preferred Stock:
   Series A...................................
   Series B...................................
Dividends on beneficial conversion of
   Preferred Stock Series A...................
Stock subscription receivable on option
  exercised ..................................                                                        $(7,741,000)
                                              ---------    -------    ---         ------   --------   -----------
BALANCE - DECEMBER 31, 2000...........        1,138,888    $11,000    398      *  (7,600)  $(15,000)  $(7,741,000)
                                              =========    =======    ===         ======   ========   ===========

                                                   Common Stock
                                                 -----------------
                                                 Number               Additional
                                                   of                   Paid-in
                                                 Shares     Amount      Capital      Deficit      Total
                                                 ------     ------      -------      -------      -----
BALANCE - JANUARY 31, 2000.................... 5,364,124     54,000   18,425,000   (7,973,000)  10,494,000
Cash paid for fractional shares...............        (5)
Shares issued pursuant to anti-dilution
   Provision of agreement with Energy
   Systems Investors, LLC and Larry
   Schneider..................................    24,069        (*)          (*)                        (*)
Shares issued for investment in Marathon
   Capital, LLC...............................   200,000      2,000      960,000                   962,000
Shares issued in connection with investment
   In Castlebridge Partners, LLC. .......        597,917      6,000    2,910,000                 2,910,000
Shares issued to Cinergy Solutions.... .......   583,333      6,000    3,494,000                 3,500,000
Shares issued to estate of former officer ....    25,000        (*)      125,000                   125,000
Shares issued for conversion of Preferred
   Stock Series B.............................    30,720        (*)                                     (*)
Shares issued for exercised warrants..........   689,650      7,000    2,751,000                 2,758,000
Shares issued for exercised options...........   180,750      2,000      552,000                   554,000
Shares issued for the exercise of options on
   Preferred stock............................                         7,741,000                 7,749,000
Compensation arising from issuance of
   options to members of  new management
   team ......................................                         1,313,000                 1,313,000
Net income for the eleven months ended
   December 31, 2000..........................                                      1,385,000    1,385,000
Dividends on Preferred Stock:
   Series A...................................                          (498,000)                 (498,000)
   Series B...................................                           (39,000)                  (39,000)
Dividends on beneficial conversion of
   Preferred Stock Series A...................                         7,750,000   (7,750,000)           0
Stock subscription receivable on option
  exercised ..................................                                                  (7,741,000)
                                               ---------  ---------  ----------- ------------  -----------
BALANCE - DECEMBER 31, 2000...........         7,695,558  $  77,000  $45,484,000 $(14,338,000) $23,478,000
                                               =========  =========  =========== ============  ===========

----------
(*) Less than $1,000

                 See notes to consolidated financial statements

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

                      FOR THE YEAR ENDED DECEMBER 31, 2001
      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)


                                              Preferred Stock          Preferred Stock      Preferred Stock      Preferred Stock
                                                  Series A                 Series B             Series C            Series D
                                          -----------------------  --------------------  --------------------   -------------------
                                          Number of                Number of             Number of              Number of
                                            Shares       Amount      Shares     Amount     Shares     Amount      Shares    Amount
                                           --------     --------    --------   --------   --------   --------    --------  --------
BALANCE - DECEMBER 31, 2000............    1,138,888     $ 11,000      398
Shares issued for exercised options
and warrants
Redeemed subscription receivable
Deferred offering costs
Issuance of Series C Preferred Stock...                                                   100,000     $1,000
Issuance of Common Stock


Conversion of Series B Preferred Stock.                                (30)
Purchase of treasury stock.............
Foreign currency translation adjustment
Exchange of Series A Preferred Stock...   (1,138,888)   ($ 11,000)                                              1,138,888   $11,000
for Series D Preferred Stock
Issuance of Series D Preferred Stock
Net income for the twelve  months ended
December 31, 2001
Dividends on Preferred Stock:
      Series A.........................
      Series B.........................
      Series C.........................
      Series D.........................
                                          -----------------------  ------------------    --------------------   -------------------
BALANCE - DECEMBER 31, 2001............                                368                100,000     $1,000    1,138,888   $11,000
                                          =======================  ==================    ====================   ===================



                                              Treasury Stock
                                           --------------------
                                           Number of
                                             Shares     Amount
                                           ---------   --------

BALANCE - DECEMBER 31, 2000............      (7,600)   ($ 15,000)
Shares issued for exercised options
and warrants
Redeemed subscription receivable
Deferred offering costs
Issuance of Series C Preferred Stock...
Issuance of Common Stock
Conversion of Series B Preferred Stock.
Purchase of treasury stock.............    (107,100)    (480,000)
Foreign currency translation adjustment
Exchange of Series A Preferred Stock...
for Series D Preferred Stock
Issuance of Series D Preferred Stock
Net income for the twelve  months ended
December 31, 2001
Dividends on Preferred Stock:
      Series A.........................
      Series B.........................
      Series C.........................
      Series D.........................
                                           ---------------------
BALANCE - DECEMBER 31, 2001............    (114,700)   ($495,000)
                                           =====================

      See notes to consolidated financial statements

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

                      FOR THE YEAR ENDED DECEMBER 31, 2001
      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)


                                            Common Stock
                                        -----------------------
                                                                                        Accumulated
                                                                             Additional    Other
                                        Subscription  Number of               Paid in   Comprehensive  Accumulated
                                         Receivable    Shares    Amount       Capital      Income         Deficit        Total
                                         ----------  ----------  ------       -------   -------------  -----------       -----
BALANCE - DECEMBER 31, 2000........      (7,741,000) 7,696,000  $77,000     $45,484,000               ($14,338,000)   $23,478,000
Shares issued for exercised
options and warrants ..............                  2,389,000   24,000       8,225,000                                 8,249,000
Redeemed subscription receivable ..       7,741,000                                                                    7,741,000
Deferred offering costs............                                           (480,000)                                 (480,000)
Issuance of Series C Preferred Stock                                         2,999,000                                 3,000,000
Issuance of Common Stock -ZAPCO ...                  1,800,000   18,000       9,612,000                                 9,630,000
Issuance of Common Stock -ZRP .....                    171,000    2,000         918,000                                   920,000
Conversion of Series B Preferred Stock                   9,000
Purchase of treasury stock.........                                                                                     (480,000)
Foreign currency translation
adjustment ........................                                                        $406,000                      406,000
Exchange of Series A Preferred
Stock for Series D Preferred Stock
Net income for the twelve months
ended December 31, 2001 ...........                                                                     6,605,000      6,605,000
Dividends on Preferred Stock:
      Series A.....................                                           (900,000)                                 (900,000)
      Series B.....................                                            (30,000)                                  (30,000)
      Series C.....................                                           (181,000)                                 (181,000)
      Series D.....................
                                         ---------  ---------- --------     ----------     --------   -----------    -----------
BALANCE - DECEMBER 31, 2001........                 12,065,000 $121,000     65,647,000     $406,000   ($7,733,000)   $57,958,000
                                         =========  ========== ========     ==========     ========   ===========    ===========

                 See notes to consolidated financial statements

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                              Twelve          Eleven
                                                                           Months Ended    Months Ended
                                                                           December 31,    December 31,
                                                                               2001            2000
                                                                            ----------      ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income ......................................................   $  6,605,000    $  1,385,000
      Adjustments to reconcile net income to net cash provided by
         (used in) operating activities:
            Depreciation and amortization .............................      4,735,000         625,000
            Equity in (gain) of joint ventures ........................        (83,000)       (117,000)
            Realized gains on installment sales .......................     (2,946,000)             --
            Minority interest .........................................       (155,000)             --
            Deferred income taxes .....................................      1,754,000      (1,200,000)
            Write-down of assets ......................................             --          56,000
            Shares issued to estate of former officer .................             --         125,000
            Compensation recognized for granting of stock options .....             --       1,313,000
            Changes in:
                Accounts receivable and other .........................     (1,911,000)     (3,054,000)
                Spare parts inventory .................................     (1,571,000)             --
                Project development costs .............................     (2,688,000)             --
                Accounts payable and accrued expenses .................     (1,863,000)        666,000
                Deferred revenue and other ............................       (130,000)             --
                Rate incentive liability ..............................      3,933,000              --
                Litigation settlement payable .........................             --        (900,000)
                Life insurance proceeds, net of costs and expenses ....             --         870,000
                                                                          ------------    ------------
                    Net cash provided by (used in) operating activities      6,175,000        (231,000)
                                                                          ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Investment purchases ............................................     (7,924,000)             --
      Loans to Reno Energy LLC ........................................             --          (2,000)
      Distribution from Lehi Independent Power Associates, LC .........             --         183,000
      Distribution from Plymouth Cogeneration Limited Partnership .....             --          49,000
      Investment in Marathon Capital, LLC .............................             --         (51,000)
      Investment in Castlebridge Partners, LLC ........................             --        (224,000)
      Acquisitions of property and equipment ..........................     (9,768,000)       (647,000)
      Dispositions of property and equipment ..........................         73,000              --
      Construction in progress ........................................     (1,108,000)             --
      Deferred financing costs ........................................        356,000              --
      Deferred acquisition costs ......................................             --        (278,000)
                                                                          ------------    ------------
                    Net cash used in investing activities .............    (12,808,000)       (970,000)
                                                                          ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Payment of partial redemption of convertible
           subordinated debentures ....................................        (16,000)       (164,000)
      Payment of long-term debt .......................................    (16,957,000)       (163,000)
      Proceeds from long-term debt ....................................     31,066,000         367,000
      Proceeds from sale of common stock ..............................      7,605,000       3,500,000
      Proceeds from notes receivable ..................................      3,492,000              --
      Proceeds from exercise of options and warrants ..................      8,428,000       3,320,000
      Minority Investment .............................................     11,500,000
      Payment for former stockholders .................................    (12,000,000)
      Subscriptions receivable ........................................      7,741,000              --
      Purchase of treasury shares .....................................       (480,000)             --
      Dividends on preferred stock ....................................     (1,111,000)       (537,000)
      Debt issuance costs .............................................       (567,000)
      Advances from joint ventures ....................................             --          12,000
                                                                          ------------    ------------
                    Net cash provided by financing activities .........     39,201,000       6,335,000
                                                                          ------------    ------------

                    U.S. ENERGY SYSTEMS, INC AND SUBSIDIARIES

                                                                                Twelve           Eleven
                                                                             Months Ended     Months Ended
                                                                             December 31,     December 31,
                                                                                 2001             2000
                                                                             ------------     ------------
NET INCREASE IN CASH...................................................       10,149,000       5,134,000
      Cash - beginning of year (including cash from acquisitions)......       15,266,000         301,000
                                                                             -----------      ----------
      CASH - END OF YEAR...............................................      $25,415,000      $5,435,000
                                                                             ===========      ==========
SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITIES:
      Stock subscription receivable on option exercised................      $        --      $7,741,000
      Amortization of deferred financing costs.........................          480,000
      Conversion of Series B Preferred Stock...........................               --             (*)
      Issuance of Common Stock for investment interest in
         Marathon Capital, LLC.........................................               --         962,000
      Issuance of Common Stock for investment interest in
         Castlebridge Partners, LLC....................................               --       2,916,000
      Issuance of Common Stock pursuant to anti-dilution provision.....               --             (*)
      Issuance of Common Stock to estate of former officer.............               --         125,000
      Compensation arising from issuance of options to
          new management team..........................................               --       1,313,000
      Issuance of Series C Preferred Stock.............................        3,000,000
      Issuance of Common Stock.........................................       10,550,000
      Debt assumed from acquisitions...................................       73,000,000

----------
(*) Less than $1,000

                 See notes to consolidated financial statements

                   U.S. ENERGY SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   FOR THE YEAR ENDED DECEMBER 31, 2001 AND 11 MONTHS ENDED DECEMBER 31, 2000

     U.S. Energy Systems, Inc. and subsidiaries (collectively the Company) provides customer-focused energy outsourcing services, including the management, development, operation, and ownership of small-to-medium-sized energy facilities typically located in close proximity to our customers. Our customers include large retail energy consumers, such as industrial and commercial concerns, as well as local wholesale energy suppliers, such as utilities and marketers. The energy generation facilities in our portfolio utilize high efficiency combined heat and power ("CHP") technology and/or clean renewable fuels, such as biogas, biomass fuel and geothermal energy. We strive to integrate combined heat and power technology with renewable energy at an individual plant, when possible, to maximize efficiency and environmental benefits.

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of the financial statements are as follows:

     (1) Fiscal year. The fiscal year of the Company has been changed from January 31 to December 31 to conform to other companies in our industry and to our affiliates. As a result, the financial statements reported herein are for the year ended December 31, 2001, and are for the eleven months ended December 31, 2000.

     (2) Consolidation. The consolidated financial statements of the Company include the accounts of the Company and its wholly owned and majority-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in the consolidation. Income attributable to the minority interest for the year ended December 31, 2001 was $2,744,000.

     (3) Statement of Cash Flows. For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments maturing within ninety days.

     (4) Property, Plant and Equipment. Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives ranging from 3 to 40 years with the power generation plants between 15 to 25 years.

     (5) Investments in Joint Ventures. Investments in joint ventures are accounted for under the equity method.

     (6) Goodwill and Other Long-Lived Assets. Goodwill represents the excess of the cost of acquired companies over the fair value of their tangible net assets acquired and is being amortized over 20 years using the straight-line method. The periods of amortization of goodwill and other long-lived assets are evaluated at least annually to determine whether events and circumstances warrant revised estimates of useful lives. This evaluation considers, among other factors, expected cash flows and profits of the business to which the goodwill and other long-lived assets relate. Based upon the periodic analysis, such assets are written down or written off if it appears that future profits or cash flows will be insufficient to recover their carrying values.

     (7) Per Share Data. Gain (Loss) per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the periods. In arriving at income available to common stockholders, preferred stock dividends have been deducted. Potential common shares have not been included due to their anti-dilutive effect in the period ended December 31, 2000.

     (8) Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates

     (9) Fair Values of Financial Instruments. The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. The carrying amounts of cash, accounts receivable, other current assets, accounts payable and royalties payable approximate fair value at December 31, 2001 because of the short maturity of these financial instruments. The estimated carrying value of the notes receivable, notes payable -- bank, long-term debt (mortgage and equipment notes payable) and the convertible subordinated debentures approximate fair value because the interest rates on these instruments approximate the market rates at December 31, 2001. The fair value estimates were based on information available to management as of December 31, 2001. If subsequent circumstances indicate that a decline in the fair market value of a financial asset is other than temporary, the financial instrument is written down to its fair market value. Unless otherwise indicated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

     (10) Stock-Based Compensation The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employee's and discloses the pro forma effects on net loss and loss per share had the fair value of options been expensed. Under the provisions of APB No. 25, compensation arising from the grant of stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock.

     (11) Concentration of credit risk A significant portion of the Company's revenues are derived from investment grade utilities, and government and industrial customers. They have contracted with the Company to purchase energy over various terms. The concentration of credit in this business segment reduces the Company's overall credit exposure because these customers are investment grade, diversified and under contract.

     The Company maintains demand deposits in excess of $100,000 with individual banks. Amounts in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

     (12)  Debt  issuance   costs  Debt  issuance   costs  are  amortized  on  a
straight-line basis over the terms of the related financing.

     (13) Deferred revenues Deferred revenues primarily represent gains to be recognized from the sale of the Company's limited partnership interests in certain partnerships, further described. The majority of the proceeds from the sale are to be paid in installments, the amount of which will be determined by production and other considerations; therefore, the gain will be recognized as payments are received.

     (14) Income taxes The Company uses the liability method of accounting for income taxes. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and the basis as reported in the consolidated financial statements. Differences in the timing of gain recognition and the utilization of tax net operating losses constitute the majority of the deferred tax asset. Income taxes have been accrued on the undistributed earnings of all subsidiaries.

     (15) Foreign Currency Translation The functional currency for nearly all of our foreign operations is the local currency. For these foreign entities, we translate income statement amounts at average exchange rates for the period, and we translate assets and liabilities at end-of-period exchange rates. We report exchange gains and losses on inter-company foreign currency transactions of a long-term nature in Accumulated Other Comprehensive Income.

     (16) Revenues are recognized upon delivery of energy or service.

NOTE B -- SUBSIDIARIES AND AFFILIATES

     (1) U.S. Energy Biogas Corporation. On May 11, 2001 we, together with Cinergy Energy Solutions, Inc. ("Cinergy Energy") acquired through a merger Zahren Alternative Power Corporation ("Zapco"), renamed U.S. Energy Biogas Corporation ("Biogas"). We own 54.26% and Cinergy Energy, a wholly owned subsidiary of Cinergy Corp. ("Cinergy") owns 45.74%. For its interest, Cinergy energy paid $11.5 million in cash. For our interest, we paid $0.5 million in cash, 1,800,000 shares of our common stock, 100,000 shares of our series C Preferred Stock, convertible into 500,000 shares of our common stock, and five years warrants to purchase 366,667 shares of our common stock at a price of $6 per share. Such payments were used in consideration on the merger. In addition, we together with Cinergy Energy, may pay $0.8 million in cash 18 months after the completion of the merger, that may be used as contingent additional merger consideration. The merger consideration is subject to certain adjustments.

     We are entitled, prior to May 11, 2003, to acquire Cinergy Energy's interest in Biogas for approximately $14.6 million, and Cinergy Energy has the right, during that period, to convert its ownership in Biogas into an aggregate of 1,967,000 shares of our common stock. In either event, we would own 100% of Biogas.

     (2) USE Canada Energy Corp.("USECanada") On June 11, 2001 USE Canada Acquisition Corp., a wholly-owned Canadian subsidiary of the Company, purchased 100% of the issued and outstanding stock of Trigen Energy Canada Company, a Nova Scotia company subsequently renamed Trigen Energy Canada Limited, from Trigen-Canada Company, LLC for $ 17 million. USE Canada Acquisition paid the purchase price by paying $1.9 million in cash by delivering a 6-month $15 million promissory note guaranteed by AJG Financial Services, Inc. The Company paid AJG Financial Services a fee of $150,000 for providing the guarantee. The promissory note was paid in full on October 12, 2001 with proceeds from long-term financing provided by Toronto Dominion Bank . The financing is non-recourse to the Company. On October 5, 2001. Trigen Energy Canada was continued as a Canadian federal corporation and re-named USE Canada Energy Corp. On January 1, 2002, USE Canada Energy and USE Canada Acquisition amalgamated and continued as one corporation under the name USE Canada Energy Corp. The amalgamated corporation, USE Canada, is a wholly-owned, operating subsidiary of the Company.

     USE Canada owns and operates two district energy systems located in Charlottetown, Prince Edward Island and in London, Ontario. The two district energy systems provide energy to a large number of customers in their respective service area. Most of the sales are under long term contracts with a remaining weighted average revenue contract duration of 13 years for the combined projects. At expiration, the contracts are typically renewed on terms that are competitive at that time.

     (3) U.S. Energy Geothermal, LLC. Our 95%-owned subsidiary, U.S. Energy Geothermal, LLC ("Geothermal LLC"), owns two geothermal power plants in Steamboat Hills, Nevada: Steamboat 1 and 1A. These plants produce electricity through a system in which hot water from the earth's sub-strata is used to generate electricity and then re-injected into the earth. The plants produce a combined seven megawatts of electric power, which is sold under long term power purchase agreements with Sierra Pacific Power Company ("Sierra"). Sierra is obligated to pay rates for the electric power generated by Geothermal, LLC that are based on the wholesale electricity prices at three western power exchanges -- the California-Oregon Border, California PX and Palo Verde Exchanges.

     Pursuant to our agreement with Far West Capital, Inc. ("Far West"), which owns a five percent interest in Geothermal LLC, Far West is entitled to share in profits based upon a predetermined formula that has been reflected in 2001 earnings. After 2001, this agreement reduces Far West's share in profits to a diminimis amount. The facilities were built in 1986 and 1988 respectively. The day-to-day operations are provided by SB Geo, Inc. ("SB Geo"), a company in which the principals of Far West own a majority equity interest.

     Geothermal LLC is subject to certain royalty agreements which include royalty payments for steam extraction rights. In addition, one facility is required to make royalty payments equivalent to thirty percent of its net revenue after certain deductions. Total net revenue royalty payments made in 2001 was $695,000.

     (4) U.S. Energy Environmental Corp. American Enviro-Services, Inc., renamed U.S. Energy Environmental Corp. ("USEnviro"), is a primary supplier of a broad range of environmental services in the Midwestern United States, including environmental assessments, emergency response and environmental remediation. USEnviro currently services in excess of 2,000 customers annually.

NOTE C -- RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 142, Goodwill and Other Intangible Assets. SFAS 142 will require that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001. The Company does not expect any impairment of goodwill upon adoption. Goodwill amortization was $955,000 in 2001.

NOTE D -- RESTRICTED CASH AND RATE INCENTIVE LIABILITY

Biogas has ten operating projects in Illinois which are receiving an incentive for each kilowatt-hour of electricity sold to the local utility. In accordance with the incentive program, the utility has contracted with each project to purchase electricity for an amount in excess of the utilities' avoided cost (what it would otherwise pay for the generation of electricity) for a period of ten years. In turn, the utility receives a tax credit from the State of Illinois ("the State") equaling the amount of that excess. Biogas is obligated to repay the incentive to the State beginning ten years from the date the incentive is first received, over the following ten-year period, without interest.

Biogas is accounting for this incentive in a manner similar to an original issue discount whereby the amount to be repaid in the future is discounted to its net present value and the discount is amortized (as interest expense) over the ten-year period until repayment begins. The amount of power generation income recognized each period is equal to the avoided cost rate plus the difference between the gross incentive and the net present value of the gross incentive.

Biogas is required by its lender to escrow funds monthly for repayment of the incentive. The escrow account is classified as restricted cash. The amount deposited into escrow monthly contemplates an annual return sufficient to fund the full incentive as it becomes due. The lender requires a quarterly adjustment for actual returns.

The unamortized discount and the liability are shown net on the face of the financials as Rate incentive.

Additionally, Biogas is required to hold restricted cash in connection with its long-term debt facilities.

The Company has also Restricted Cash of $1,590,000 related to its obligations for Series A, Series B, Series C and Series D Preferred Stock dividends.

NOTE E -- TRANSACTIONS WITH AFFILIATES:

Biogas is a general partner in alternative energy and equipment finance transactions with related limited partnerships and collects management fees from the partnerships. Fees earned from such general partner undertakings amount to $126,000 for the year ended December 31, 2001. The amounts due from these affiliates included in Accounts receivable at December 31, 2001 total $93,000.

Prior to the year 2001, Zapco sold 12% of its rights to cash flows from six power generation projects and 9.6% of its rights to cash flows from two additional projects to ZFC Royalty Partners ("ZRP"). These sales of rights are an obligation payable out of cash flows achieved by the projects. The cash flow payments are subordinate to the required debt service for the projects, even though the cash flows are calculated without regard to debt payments. For the eight months ended December 31, 2001 royalty expense was $147,000 and the full amount remained payable at December 31, 2001. Approximately 31% of the amounts payable to ZRP revert back to Biogas and decrease its equity investment in ZRP. The balance of the ZRP ownership interest was purchased by U.S. Energy Systems, Inc. effective as of the date of the Zapco (May 11, 2001) merger.

NOTE F -- INSTALLMENT SALE PARTNERSHIP AND INTEREST RECEIVABLE

Installment sale partnership and interest receivable at December 31, 2001 consisted of the following:


                                                                    Interest    Current        Long-term
                                                                      Rate      Portion         Portion
                                                                    --------    -------         -------
Installment note receivable for 1999 sale of Gasco interests
Secured by the interests.........................................     9.47%    $1,630,000    $ 8,744,000
Fixed installment note receivable for 2001 sale of GASCO interests
secured by the interests.........................................     6.00%       427,000      2,269,000
Contingent installment note receivable for 2001 sale of Gasco
interests secured by the interests...............................     6.00%       613,000      5,618,000
Notes receivable for sale of Barre, MA project's gas collection
system and related assets, secured by the assets.................    10.00%        10,000        857,000
Contingent portion of Barre note receivable......................                               (320,000)
                                                                               ----------    -----------
                                                                                2,680,000     17,168,000
Accrued interest receivable......................................                 384,000
                                                                               ----------    -----------
                                                                               $3,064,000    $17,168,000
                                                                               ==========    ===========

A Gasco project is a project level entity (normally a limited partnership for which Biogas or a Biogas subsidiary normally serves as general partner) which collects and sells biogas to an affiliated project level entity (a "Genco") which uses the biogas to generate electricity.

Zapco sold its limited partnership interests in several Gasco's during December of 1999 to a current stockholder of the Company. The total sales price was approximately $22,000,000 including interest imputed at 9.47%. A down payment of approximately $4,285,000 was received in 1999. The balance of the sales proceeds will be received based on the actual gas production of the projects over the next six years. A gain on this sale of $201,000 was recognized in 2001 and the balance of deferred revenue of $4,721,000 remains to be recognized over the next six years. Zapco recognized the full amount of the gain on this transaction on its 1999 tax return. However, for financial statement purposes, and in accordance with accounting principles generally accepted in the United States of America, the sale is being treated as an installment sale with the gain being recognized over the term of the note receivable as payments are received.

In 2001, Zapco had a second sale of limited partnership interests in three other Gasco entities. The purchaser was AJG Financial Services. The total purchase price was approximately $12,300,000 including interest and consisted of a down payment of $1,000,000 and two long-term notes receivable; one calling for fixed quarterly payments of $145,000 and the other calling for contingent quarterly payments based on actual gas production. Both bear interest at 6% per annum. A gain of $2,308,000 was recognized in 2001 on the down payment and fixed note and an additional $204,000 of gain was recognized on the contingent note. Consistent with Accounting accepted in the United States for this transaction, the remaining deferred gain of $3,556,000 relates to the contingent note and will be recognized over the next six years as payments are received.

NOTE G -- PROPERTY, PLANT AND EQUIPMENT

Consolidated property, plant and equipment consist of the following at December 31, 2001:

Land............................................................   $    440,000
Building........................................................     10,708,000
Power Plants, distribution and transmission.....................     67,567,000
Equipment.......................................................      4,350,000
Leasehold improvements..........................................         31,000
Office equipment and furnishings................................        550,000
Vehicles........................................................      1,211,000
                                                                   ------------
                                                                     84,857,000
Less accumulated
depreciation....................................................    (13,245,000)
                                                                   ------------
                                                                   $ 71,612,000
                                                                   ============

Construction in progress at December 31, 2001:

Construction in progress of $2,339,000 at December 31, 2001 consisted of costs related to building the gas collection system at a site in Toledo, OH, and rebuilding the Dolton, IL. electricity generation facility.

NOTE H -- INVESTMENTS IN JOINT VENTURES

     (1) Plymouth  Envirosystems,  Inc. Our  wholly-owned  subsidiary,  Plymouth
Envirosystems, Inc., owns a 50% interest in Plymouth Cogeneration Limited Partnership ("Plymouth Cogeneration") which owns and operates a CHP plant producing 1.2 MW of electricity and 7 MW of heat at Plymouth State College, in Plymouth, New Hampshire. The Plymouth Facility provides 100% of the electrical and heating requirements for the campus, which is a part of the University of New Hampshire system, under a long-term contract.

     The day-to-day operations of the Plymouth Facility are managed by one of our partners in this project, and management decisions are made by a committee composed of representatives of the three partners in this project.

     (2) Lehi Envirosystems, Inc. Our wholly-owned subsidiary, Lehi Envirosystems, Inc. ("LEHI"), owns a 50% equity interest in Lehi Independent Power Associates ("LIPA"), which owns a cogeneration facility in Lehi, Utah (the "Lehi Facility") and the underlying real estate, hardware and permits to operate the Lehi Facility. The Lehi Facility has been dormant since 1990. The Company is currently considering re-equipping the facility or selling it.

     (3) Castlebridge Partners, LLC. On August 23, 2000, we issued 568,750 shares of our common stock to Castlebridge in exchange for an approximate 25% voting interest in Castlebridge, a capital markets and insurance consulting firm that focuses on commodity derivative markets. Castlebridge is a risk management firm specializing in risk management services for the energy and commodities industries.

     (4) Marathon Capital LLC ("Marathon"). We own preferred stock in Marathon, yielding a 9% annual dividend and convertible into a 31% common interest in Marathon. Marathon specializes in arranging financing for energy projects.

     (5) USE GEO Acquisition LLC (USE GEO). A district energy project under development and owned by Reno Energy LLC, if completed, will use geothermal energy for heating and cooling in Reno, Nevada. On June 29, 2001 USE Geothermal LLC,("USE Geothermal") a limited liability company, in which the Company held approximately an 89% interest, was merged into USE GEO Acquisition LLC. At the time of the merger, USE Geothermal LLC held an approximately $2 million convertible note in Reno Energy LLC. As a result of the merger, Marathon Energy LLC, an affiliate of Marathon Capital, LLC, which in turn is an affiliate of the Company, holds all the Class A interests in USE GEO, which are subordinated to class B interests and pay no dividends. As a result of the merger, we hold approximately 89% of the class B interests in USE GEO and the other former members of USE Geothermal hold approximately 11% of the Class B interests in USE GEO. USE Geothermal is deemed to have made a capital contribution to USE GEO of approximately $2 million. The Class B interests earn a preferred dividend of 5% per annum compounded annually and have a distribution and liquidation preference equal to any accrued unpaid preferred dividends plus their unreturned capital contribution. The Class B members are entitled generally following June 29, 2005 to convert their Class B interest into Class A interest in accordance with a formula based on the valuation of USE GEO at the time of such conversion. The Class B members are entitled generally following June 29, 2006 to require USE GEO to repurchase their Class B interest at a price equal to the lower of the distribution that would be payable to the Class B members on liquidation or the consideration the Class B members would receive on conversion of the Class B interest to Class A interest.

     (6) At acquisition, LEHI's equity in the net assets of LIPA was approximately $146,000 and Plymouth's equity in the net assets of Plymouth Cogeneration was approximately $668,000. The excess of purchase price over the underlying equities of LEHI and Plymouth have been allocated to the plants of LIPA and Plymouth Cogeneration, respectively, and is being amortized over the remaining life of such assets. At December 31, 2001, the estimated remaining life of the plants is as follows:

LIPA                                    - buildings           22 years
Plymouth Cogeneration                   - plant               15 years

The following is summarized financial information of Castlebridge Partners, LLC, LIPA and Plymouth Cogeneration as of December 31, 2001 and for each of the two-years in the period then ended:

                                                                        December 31, 2001
                                                                   --------------------------
                                                                                   Plymouth
                                                    Castlebridge      LIPA       Cogeneration
                                                    ------------   -----------   ------------
Current assets ..................................    $1,517,000     $  88,000     $   1,000
Property, plant and equipment at cost (net) .....        19,000       227,000            --
Other assets ....................................     1,225,000             0       679,000
                                                     ----------     ---------     ---------
  Total assets ..................................     2,761,000       315,000       680,000
Current liabilities .............................       (25,000)      (37,000)           --
Long-term debt ..................................            --            --      (102,000)
                                                     ----------     ---------     ---------
Equity ..........................................    $3,267,000     $(278,000)    $ 578,000
                                                     ==========     =========     =========
Share of equity in joint ventures ...............    $2,224,000     $ 139,000     $ 289,000
Investments in joint ventures in excess of equity       782,000       691,000       161,000
                                                     ----------     ---------     ---------
  Total investments in joint ventures ...........    $3,006,000     $ 830,000     $ 450,000
                                                     ==========     =========     =========


                                                                                                  Plymouth
                                                   Castlebridge              LIPA               Cogeneration
                                               --------------------   -----------------   ------------------------
                                                 2001       2000(*)     2001     2000       2001           2000
                                               --------   ---------   -------  --------   ----------    ----------
Revenue.....................................   $838,000  $   61,000   $ 6,500     5,000   $1,426,000    $1,387,000

Net income  (loss)..........................   $144,000    (261,000)  $14,000  $355,000   $  100,000    $   76,000

Equity in net income (loss).................   $(35,000)  $ (66,000)  $ 7,000  $177,000   $   50,000    $   38,000

Amortization of purchase price over equity..          0           0         0   (28,000)  $        0    $   (4,000)
                                               --------   ---------   -------  --------   ----------    ----------
Net gain (loss) from joint ventures.........   $(35,000)  $ (66,000)  $ 7,000  $149,000   $   50,000    $   34,000
                                               ========   =========   =======  ========   ==========    ==========

----------
* Four Months Ended December, 31

     (7) Investments

Our total investment in joint ventures as of December 31, 2001 was as follows:

                                                                    December 31,
                                                                         2001
                                                                     ----------
Castlebridge Partners............................................   $ 3,006,000
LIPA.............................................................       830,000
Plymouth Cogeneration............................................       450,000
USE GEO Acquisition LLC..........................................     2,470,000
Marathon Capital LLC.............................................     1,011,000
ZFC Royalty Partners.............................................       920,000
Various Holdings of USE BIOGAS...................................     1,339,000
                                                                    -----------
                                                                    $10,026,000
                                                                    ===========

NOTE I -- NOTES PAYABLE AND LONG -- TERM DEBT

As if December 31, 2001, the company's debt was as follows:

Debt Schedule Summary


($'s in 000's)
Issuer/Lender                    Current    LT Balance    Maturity   Interest Rate      Security            DSCR(1)
-------------                    -------    ----------    --------   -------------      --------            -------
Debt
      J. Hancock- Series A......  $ 2,574     $35,782       2014            9.47%   Project Assets(4)      1.25 TFQ
      J. Hancock- Series A2.....  $   161     $ 3,025       2014            9.37%   Project Assets(4)      1.25 TFQ
      J. Hancock- Series B......  $   360     $ 9,383       2014     Libor +2.39    Project Assets(4)      1.25 TFQ
      ABB Energy -Toledo2.......  $ 1,317     $     0       2002       Libor+5.0    Project Assets(4)      1.25 TFQ
      ABB Energy - BC3..........  $   897     $ 8,248       2011           10.08%   Project Assets(4)      1.25 TFQ
      Toronto Dominion..........  $   172     $13,681       2012            7.65%   Project Assets(4)      1.25 TFQ
      Various Banks.............  $   341     $   381    2002-17        4% - 9.5%      Plant,equip(4)          N.A.
      Line of Credit............  $   345     $     0       2002            5.25%       All Assets(4)          N.A.
      Convertible Sub Debentures  $     0     $   186       2004             9.0       %LIPA stock(4)          N.A.
                                 -------     --------
Total debt......................  $ 6,167     $70,686

Notes Payable - Stockholder
      AJG Financial Services....  $   391     $ 3,495       2007            9.00%        Unsecured(4)          N.A.
      AJG Financial Services(2).  $ 5,000     $     0       2002            10.0%   Project Assets(4)          N.A.
      Cinergy Energy............  $     0     $ 2,057       2011            20.0%        Unsecured(4)          N.A.

Total notes payable - Stockholder $ 5,391     $ 5,552
Total...........................  $11,558     $76,238
                                  =======     ========

1) Trailing four quarters; minimum debt service coverage ratio (DSCR) required for cash distributions

2) Expected to be replaced by long-term financing in 2002. Relates to the acquisition of the Toledo project for ABB Energy and to the Morris Project for AJG Financial Services.

3) Loan is currently accruing interest at a rate of 13.08% due to technical default expected to be cured in the beginning of 2002.

4)   No recourse to the Company.

The Company expects that its obligation for the next five years and for the period thereafter is:

                  Year                            Debt Schedule
                  ----                            -------------
                  2002                            $11,558,000
                  2003                            $ 4,768,000
                  2004                            $ 4,739,000
                  2005                            $ 4,794,000
                  2006                            $ 4,859,000
            Thereafter                            $57,077,000
                                                  -----------
                  Total                           $87,796,000
                                                  ===========

NOTE J -- INCOME TAXES

The consolidated financial statements include a reduced provision for taxes due to the utilization of net operating loss carryforwards. The utilization of these operating losses resulted in tax savings of approximately $2,408,000 for the year ended December 31, 2001. The Company and its related entities have a consolidated deferred tax asset resulting from the recognition of future tax benefits of its net operating loss carry forwards and to the timing and recognition of the deferred gains resulting from the sales of certain limited partnership interests by one of its acquired subsidiaries. The Canadian operation has non -capital losses of approximately $18.7 million which expire in various years through the year 2007. The Corporate Parent Company has net operating loss carry forwards of approximately $ 3.0 million which can be used to offset future taxable income ,if any , and expire in varying amounts through the year 2007.

The deferred tax asset is broken down between the following business groups:

                                           Year Ended            Year Ended
                                       December 31, 2001      December 31, 2001
                                       -----------------      -----------------
Biogas..............................      $ 6,067,000             $       --
USE Canada..........................        3,767,000                     --
USE Corporate.......................        1,200,000              1,200,000
                                          -----------             ----------
                                          $11,034,000             $ 1,200,00
                                          ===========             ==========

The Company had a tax provision of $390,000 in 2001 versus a tax benefit of $1,200,000 in 2000. The tax benefit in 2000 resulted from the partial release of a valuation reserve against the tax asset. The tax provision in 2001 was largely a result of the sale of Section 29 Tax Credits by Biogas.

An analysis of the book provision at statutory rates would appear as follows:

                                                                  Year Ended
                                                               December 31, 2001
                                                               -----------------
Income before taxes........................................      $ 6,995,000
Statutory Rate.............................................               40%
Assumed Tax................................................        2,798,000
Benefit from utilization
of NOL's...................................................       (2,408,000)
                                                                 -----------
Book tax provision.........................................      $   390,000
                                                                 ===========

NOTE K -- STOCKHOLDERS' EQUITY

Preferred Stock, Series A and D. On March 23, 1998, we issued 250,000 shares of our Series A convertible preferred stock ("Series A Preferred"), par value $0.01 per share, for $2,250,000 ($9.00 per share).

We granted an option to Energy Systems Investors, LLC ("ESI"), an entity controlled by Lawrence Schneider and Henry Schneider, two of our executive officers and directors. The option was for the purchase of 888,888 shares of Series A Preferred at $9.00 per share ($8,000,000). The expiration date for the option was extended by one year to August 26, 2000, in consideration for ESI exercising a portion of the option and acquiring 27,778 shares for $250,000 on June 14, 1999.

In July, 2000, ESI exercised its option to acquire the remaining 861,110 shares of Series A Preferred for an aggregate purchase price of $7,749,990 (i.e. $9.00 per share). We received cash of $8,611 and $7,741,379 in the form of a one year limited recourse promissory note made by ESI in our favor. The note was paid in full in May, 2001. The principal amount of the note was retroactively reduced by the amount of the proceeds the Company received for the Series B Warrants.

In July 2000 we entered into a plan of recapitalization with the holders of our Series A Preferred Stock which was implemented on December 1, 2001. This provided for:

The exchange of the 1,138,888 shares of Series A Preferred Stock outstanding for the same number of shares of Series D Preferred Stock with (i) dividends on the Series D Preferred Stock being 6% instead of the 9% on the present Series A Preferred Stock, and (ii) the Series D Preferred Stock being entitled to the benefits of the dividend payment protection fund (i.e. a fund to ensure that a certain level of dividends on the Series D Preferred Stock are paid); the issuance of Series B Warrants to acquire 1,500,000 shares of our common stock (inclusive of the 431,505 Series B Warrants which were acquired by certain Zapco stockholders in connection with their acquisition of interests of one of the holders of the Series A Preferred Stock) at an exercise price of $4.00 per share, which warrants became exercisable when the plan became effective.

The plan of recapitalization became effective on December 14, 2001 after it was approved by our stockholders and after the Internal Revenue Service issued a private letter ruling that allowed for implementation of the Plan .

Each share of Series A Preferred was convertible into four shares of common stock, subject to certain anti-dilutive adjustments upon the occurrence of certain events. Redemption of the Series A Preferred was permitted after March 1, 2001, and conversion to common stock was required after March 1, 2006. These conditions now apply to the Series D Preferred.

Each share of Series D Preferred is entitled to the number of votes equal to $9.00 divided by the conversion price as of the record date, currently four votes per preferred share. The liquidation value of each share of

Series D Preferred is equal to $9.00 plus accrued dividends, whether or not declared. The Series D Preferred will have a preference on liquidation equal to the liquidation value ($10,250,000 as of December 31, 2001).

Preferred Stock, Series C. On May 11, 2001, in connection with the Zapco merger, we issued 100,000 shares of our Series C Preferred Stock ("Series C Preferred") to certain stockholders of Zapco as part of the consideration in the merger which became effective on that date. The Series C Preferred is entitled to an aggregate of $3 million upon liquidation or other similar event, and provides for annual cash dividends in the aggregate amount of $270,000 annually until December 13, 2001, the date our Plan of Recapitalization became effective, and $180,000 annually thereafter. The Series C Preferred is convertible into an aggregate of 500,000 shares of our common stock (600,000 shares if 900 days after the merger, May 30, 2004, the average closing price of our common stock is less than $4.80) subject to anti-dilution adjustment ($3,000,000 as of December 31, 2001). A dividend protection fund is being set aside to ensure payment of dividends, into which the equivalent of two years' dividends are being placed ($360,000).

Warrants. In December 1996 a total of 3,690,000 five-year warrants, exercisable at $4.00, (the "$4.00 Warrants") were issued. Since date of issuance to December 31, 2001, a total of 2,240,432 had been exercised, bringing in an aggregate of $8,961,728 in capital. The remaining $4.00 warrants have expired.

There were 114,000 warrants exercisable at $6.00 (the "$6.00 Warrants) outstanding at the beginning of 2001, due to expire in June, 2001. An aggregate of 30,000 warrants were exercised, and the remaining 84,000 warrants have expired.

On January 15, 2001, following a partial redemption of our convertible debentures, we issued a total of 22,426 warrants exercisable at $8.00 to holders of the debentures, as required by the terms of the debentures relating to redemptions.

On May 11, 2001 we issued to certain stockholders of Zapco five-year Series C Warrants to purchase 366,666 shares of our common stock at an exercise price of $6.00 per share.

In connection with the plan of recapitalization we issued 1,500,000 warrants to purchase our common stock exercisable at $4.00 per share.

As of December 31, 2001, we had warrants outstanding for the purchase of our common stock as follows:

                                Exercise
         Shares                   Price                 Expiration Date
       ---------                --------                ---------------
         366,666                  $6.00                   May 1, 2011
          22,426                  $8.00                 January 1, 2004
       1,500,000                  $4.00                  July 30, 2005

     1996 Stock Option Plan. The 1996 Stock Option Plan (the "1996 Plan") provides for the granting of nonstatutory options to purchase up to 1,000,000 shares of common stock to our officers, employees, directors and consultants. The 1996 Plan is administered by a committee appointed by the Board of Directors which, within the limitation of the 1996 Plan, determines the persons to whom options will be granted, the number of shares to be covered by each option, the duration and rate of exercise of each option, the exercise price and manner of exercise, and the time, manner and form of payment upon exercise of an option. Options granted under the 1996 Plan may not be granted at a price less than the fair value of the common stock, as determined by the committee on the date of grant, and will expire not more than ten years from the date of grant.

     1997 Stock Option Plan. The 1997 Stock Option Plan (the "1997 Plan") provides for the granting of nonstatutory options to purchase up to 1,000,000 shares of common stock to our officers, employees, directors and consultants. The 1997 Plan has substantially the same terms and provisions as the 1996 Plan.

     1998 Executive Incentive Compensation Plan. In August 1998, we adopted the 1998 Executive Incentive Compensation Plan (the "1998 Plan"). The 1998 Plan provides for the granting of stock options, stock appreciation rights, restricted stock, deferred stock and other stock related awards and incentive awards that may be settled in cash, stock or property. The 1998 Plan is intended to supersede the 1997 Plan and the 1996 Plan (the "Pre-existing Plans"). Under the 1998 Plan, 1,500,000 shares of common stock may be subject to granting of awards, plus the number of shares with respect to shares previously granted under the Preexisting Plans that terminate without being exercised, and the number of shares that are surrendered in payment of any awards or tax withholding requirements.

The 1998 Plan is to be administered by a committee designated by the Board of Directors consisting of not less than two outside, nonemployee directors. The committee is authorized to select to whom awards will be granted, determine type and number of awards to be granted and the number of shares of common stock to which awards will relate and specify times at which awards will be exercisable or settleable.

     2000 Executive Incentive Compensation Plan. The 2000 Executive Incentive Compensation Plan (the "2000 Plan") provides for the granting of stock options, stock appreciation rights, restricted stock, deferred stock and other stock related awards and incentive awards that may be settled in cash, stock or property. The total number of shares that may be issued under the 2000 Plan equals the sum of 10,000,000 shares plus the number of shares that are surrendered in payment of any award or any tax withholding requirements. All of these shares may be incentive stock options.

The Board of Directors or a committee thereof administers the 2000 Plan. The Board is permitted to impose performance conditions with respect to any award, thereby requiring forfeiture of all or any part of any award if performance objectives are not met, or to link the time of exercisability or settlement of an award to the achievement of performance conditions. For awards intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, such performance objectives shall be based upon the achievement of a performance goal based upon business criteria described in the plan.

During the calendar year 2001, options to acquire 1,282,000 shares of common stock were issued under the 2000 Plan. The majority of these options were issued in connection with the Zapco merger.

Stock Option Activity.  Stock option activity is summarized as follows:

                         Stock Option Activity, Year Ended 12/31/01
--------------------------------------------------------------------------------------------
                                                      Year Ended         Eleven Months Ended
                                                  December 31, 2001       December 31, 2000
                                                 -------------------     -------------------
                                                            Weighted                Weighted
                                                            Average                  Average
                                                            Exercise                Exercise
                                                Shares       Price       Shares       Price
                                               ---------     -------    --------     ------
Options outstanding at beginning of year.....   6,507,675     $3.39     2,672,200     $2.93
Granted......................................   1,282,000      5.83     4,186,500      3.74
Cancelled....................................    (118,000)     4.44      (170,275)     5.43
Exercised....................................    (756,250)     2.63      (180,750)     3.07
                                                ---------     -----     ---------     -----
Options outstanding at end of year...........   6,915,425      3.90     6,507,675      3.39
Options exercisable at end of year...........   6,905,425      3.90     2,760,675      2.91

The following table presents information relating to stock options outstanding at December 31, 2001:

                                 Stock Option Activity, Year Ended 12/31/01
----------------------------------------------------------------------------------------------------------
                                         Options Outstanding                       Options Exercisable
                                         -------------------                  ----------------------------
                                               Weighted          Weighted                       Weighted
                                               Average           Average                         Average
                                               Exercise         Remaining                       Exercise
Range of Exercise Price       Shares            Price         Life In Years     Shares           Price
-----------------            ---------         --------         ----------     ---------        ---------
$2.00 - $2.50                   708,500          $2.39              4.2          708,500          $2.39
$2.875 - $3.00                2,171,925           2.97              7.9        2,171,925           2.97
$3.25 - $3.875                   92,000           3.60              7.5           92,000           3.60
$4.00 - $5.00                 2,688,000           4.13              8.4        2,688,000           4.14
$6.00 - $7.00                 1,255,000           5.91              8.9        1,245,000           5.91
                              ---------                                        ---------
                              6,915,425            8.1                         6,905,425
                              =========                                        =========

The weighted average fair value of options at date of grant for grants during the year ended December 31, 2001 and the eleven months ended December 31, 2000 was $4.10 and $3.03 respectively. The fair value of the options at date of grant was estimated using the Black-Scholes option-pricing model utilizing the following assumptions:

                                               For The          For The Eleven
                                              Year Ended         Months Ended
                                          December 31, 2001    December 31, 2000
                                          -----------------    -----------------
Risk-free interest rates.................    4.79 - 5.29%            6.04
Expected option life in years............    5.00 - 10.00        3.00 - 10.00
Expected stock price volatility..........        0.76                0.76
Expected dividend yield..................        0.00%               0.00%

Had the company elected to recognize compensation cost based on the fair value of the options at the date of grant as prescribed by FASB 123, pro forma net profit or (loss) applicable to common stock during the year ended December 31, 2001 and the eleven months ended December 31, 2000 would have been $241,000 net profit and $ (8,226,000) net loss, respectively.

NOTE L -- COMMITMENTS AND CONTINGENCIES

We entered into an employment agreement with Lawrence I. Schneider under which he will serve as our Chief Executive Officer for a five year period starting May 10, 2000, subject to earlier termination upon the occurrence of certain events. Mr. Schneider assumed the position of Chairman from May 11, 2001, when Bernard Zahren became our Chief Executive Officer. Mr. Schneider is required to devote such time to our business as is reasonably necessary to perform his duties. His annual base salary is $180,000 subject to upward adjustment in the discretion of our board of directors. He also received a grant of non-qualified stock options for 1.75 million shares of our common stock (of which Mr. Schneider surrendered 500,000.) He is also to participate in our 2000 executive bonus plan and has the right to fringe benefits provided to our senior executives.

We have also entered into an employment agreement with Bernard Zahren which he will serve as our Chief Executive Officer for a five year period starting May 11, 2001, subject to earlier termination upon the occurrence of certain events. Mr. Zahren is required to perform his duties on a substantially full time basis. His annual base salary is $180,000 subject to upward adjustment in the discretion of our board of directors. He also received a grant of non-qualified stock options for 500,000 shares of our common stock.

We have also entered into an employment agreement with Goran Mornhed under which he will serve as our President and Chief Operating Officer for a five year period starting May 10, 2000, subject to earlier termination upon the occurrence of certain events. Mr. Mornhed is required to perform his duties on a substantially full time basis. His salary and fringes are the same as those to which Mr. Schneider is entitled, and he also received a grant of non-qualified stock options for 1.75 million shares of our common stock.

We have also entered into an employment agreement with Allen Rothman under which he will serve as our General Counsel for a 3 year period starting September 4, 2001, subject to earlier termination upon the occurrence of certain events. Mr. Rothman is required to perform his duties on a substantially full time basis. His annual base salary is $140,000 subject to upward adjustment in the discretion of our board of directors. He also received a grant of non-qualified stock options for 92,500 shares of our common stock.

The Company and its subsidiaries lease various office space, including the corporate headquarters located in White Plains, New York, under operating leases which expire on various dates. These lease commitments for the next five years are:

                   Year                   Commitment Schedule
                   ----                   -------------------
                   2002                       $  327,000
                   2003                       $  299,000
                   2004                       $  265,000
                   2005                       $  250,000
                   2006                       $  212,000
                Thereafter                    $  208,000
                                              ----------
                  Total                       $1,561,000
                                              ==========

NOTE M -- RETIREMENT AND PROFIT SHARING PLAN:

Biogas has a 401(k) plan with a July 31 year-end covering all full time employees with one year of service with Biogas. The employees may defer up to 15% of their salaries up to the maximum contribution allowed under the Internal Revenue Code. Biogas has elected to match contributions up to $500 per employee. At December 31, 2001 for the plan year ended July 31, 2001, Biogas' contribution amounted to $16,305.

The USEnviro subsidiary has an incentive Match Plan (SIMPLE retirement plan). The plan covers substantially all of its employees. The USEnviro subsidiary matches employee contributions up to three percent of wages. The USEnviro subsidiary contributions totaled $24,375 for 2001 and $5,032 for 2000.

NOTE N -- RELATED PARTY TRANSACTIONS

Certain legal costs were incurred by us and paid to an entity of which a member of our board of directors is a partner. The amounts paid were $992,885 in the year ended December 31, 2001.

AJG GASCO TRANSACTION:

AJG Financial Services purchased all of the economic interests held by Biogas or its subsidiaries in four gas operating projects located in Illinois and Wisconsin (including Morris, Countryside, Brown County East and Brown County
West), including the related Section 29 tax credits. The approximate $12.3 million purchase price paid by AJG Financial Services consisted of (i) $1 million in cash payable at closing, and (ii) a contingent promissory note with a principal amount of $11,150,000, bearing interest at the rate of 6% per annum, payable in quarterly installments of principal and interest. This note is contingent upon the amount of Btus of landfill gas produced by the acquired projects in each calendar quarter through March 31, 2008. AJG Financial Services will also fund the annual capital and operating expenses for the projects through December 31, 2007, up to $1 million in the aggregate. The obligations of AJG Financial Services under the transfer documents and the notes is secured by its granting BMC Energy a security interest in AJG Financial Services' ownership interests in the projects. Immediately after completing the Biogas merger, AJG

Financial Services and Cinergy Gasco completed the Cinergy Gasco transaction and the $11,150,000 note was replaced by the notes described below in the Cinergy Gasco transaction.

AJG GENCO TRANSACTION:

AJG Financial Services agreed with Biogas, that it will at Biogas' option, (i) maintain AJG's existing 50% limited partnership and limited liability company interests in five electrical generating projects developed by Biogas in Illinois, and (ii) acquire 50% of the limited liability company interests in the Morris and Countryside projects.

CINERGY GASCO TRANSACTION:

Following the completion of the AJG Gasco transaction and the merger, Cinergy Gasco purchased all of the partnership and limited liability company interests and tax credits AJG Financial Services acquired from Zapco and BMC Energy in the AJG Gasco transaction. The purchase price was structured to provide Cinergy Gasco with an internal rate of return of approximately 20%. The approximate $12.3 million purchase price paid by Cinergy Gasco consisted of (i) $3.3 million cash paid at closing, and (ii) two promissory notes in the aggregate principal amount of $9.0 million, bearing interest at the rate of 6% per annum, payable in quarterly installments of principal and interest. A portion of the purchase price represented by the notes, approximately $6.3 million is contingent upon the amount of Btus of landfill gas produced by the acquired projects in each calendar quarter through March 31, 2008. In addition to paying the purchase price, Cinergy Gasco also assumed AJG Financial Services' obligation to fund the annual capital and operating expenses for the projects through December 31, 2007, up to $1 million in the aggregate. Biogas and BMC Energy also have the right to have the promissory note payments made directly to them from Cinergy Gasco, through an assignment from AJG Financial Services. Cinergy Solutions Holding Company guaranteed Cinergy Gasco's obligations relating to the Cinergy Gasco transaction.

ENERGY SYSTEMS INVESTORS TRANSACTION

Energy Systems Investors, LLC, which is controlled by Lawrence Schneider sold to Zapco's stockholders, AJG Financial and Bernard Zahren immediately before the merger 223 of Energy Systems Investors' 776 Class A interests. As part of the same transaction, the Zapco stockholders who acquired these Class A interests acquired from us, under the plan of recapitalization, 1,935 of our Series B
Warrants for each Class A interest. Energy Systems Investors' sole asset immediately before the merger was 861,110 shares of our Series A Preferred Stock, each share of which is convertible into four shares of our common stock. The Series A Preferred Stock was exchanged for Series D Preferred Stock when the plan of recapitalization was completed. Lawrence Schneider indirectly manages Energy Systems Investors and is able to vote the US Energy securities held by Energy Systems Investors. Energy Systems Investors is required to liquidate or redeem its interests no later than four years after the merger, which will require the sale or distribution of some or all of its US Energy securities. The Zapco stockholders who acquired 223 Class A interests, received in the aggregate, when the plan of recapitalization was completed, Series B Warrants exercisable for 431,505 shares of our common stock and, if the Series A Preferred Stock (or Series D Preferred Stock when the plan of recapitalization was completed) were converted, an approximately 29% indirect interest in 3,444,440 shares of our common stock.

Energy Systems paid a promissory note in the principal amount of approximately $7.74 million, before the merger. The proceeds of the sale of the Class A interests was used to pay part of the promissory note. US Energy retroactively reduced the purchase price for the Series A Preferred Stock, thereby reducing the promissory note, by the amount of the proceeds that it received for the Series B Warrants.

CINERGY ENERGY INVESTMENT

Cinergy Energy immediately prior to the Biogas merger bought from USE Acquisition Corp. ("Merger Sub") all the 4,574 authorized shares of Merger Sub's Class B Common Stock for $11,500,000 in cash. The proceeds of this investment were applied towards the $12 million cash payment to the former Biogas stockholders made at the completion of the Biogas merger. Following this investment and the merger, the owners of the surviving corporation (i.e., the owners of Biogas) will be us and Cinergy Energy. The following table provides information with respect to the stock ownership, equity and voting interests of US Energy and Cinergy Energy in the surviving corporation:

                                                                                               Percentage of Voting
Name of Stockholder              Number and Class of Shares     Percentage of Equity           Power of Surviving
of Surviving Corporation         of Surviving Corporation       of Surviving Corporation       Corporation
------------------------         ------------------------       ------------------------       --------------------
US Energy                         5,426 shares of Class A
                                  Common Stock(1)                        54.26%                       80%(1)
Cinergy Energy                    4,574 shares of Class B
                                  Common Stock(1)                        45.74%                       20%(1)

----------
(1) The Class A Common Stock is entitled to one vote per share and the Class B Common Stock is entitled to approximately 0.296 votes per share. Generally, the Class A Common Stock and the Class B Common Stock vote together as one class except with respect to the specified transactions described below that require the separate approval of each class of stock.

NOTE O -- BUSINESS OPERATIONS

U.S. Energy Systems, Inc. and subsidiaries (collectively the Company) provides customer-focused energy outsourcing services, including the management, development, operation, and ownership of small-to-medium-sized energy facilities typically located in close proximity to our customers. Our customers include large retail energy consumers, such as industrial and commercial concerns, as well as local wholesale energy suppliers, such as utilities and marketers. The energy generation facilities in our portfolio utilize high efficiency combined heat and power ("CHP") technology and/or clean renewable fuels, such as biogas, biomass fuel and geothermal energy. We strive to integrate combined heat and power technology with renewable energy at an individual plant, when possible, to maximize efficiency and environmental benefits.

As of December 31, 2001, the only non-domestic operations the Company had were its Canadian holdings at USE Canada. Certain key financial data related to those operations are reflected below:

                            U.S. Energy Systems, Inc.
                                    Revenues
                      For the year ended December 31, 2001

                Canadian Operations                             $ 4,710,000
                US Operations                                   $33,819,000
                                                                -----------
                                                                $38,529,000
                                                                ===========

                            U.S. Energy Systems, Inc.
                            Long -- Lived assets, net
                             As of December 31, 2001

                Canadian Operations                             $14,508,000
                US Operations                                   $57,104,000
                                                                -----------
                                                                $71,612,000
                                                                ===========


                                                    Operations          Corporate            Total
                                                    ----------          -----------       -----------
Twelve Months ended December 31, 2001:
Revenues.......................................    $ 38,529,000        $        --        $ 38,529,000
Operating income (loss)........................      16,356,000         (2,460,000)         13,896,000
Assets.........................................     147,904,000         43,605,000         191,509,000
Significant non-cash transactions:
Depreciation and amortization..................       4,537,000            198,000           4,735,000
Gain from joint ventures.......................          40,000             43,000              83,000
Minority interest..............................       2,744,000                              2,744,000
Eleven Months ended December 31, 2000:
Revenues.......................................    $  8,327,000        $        --        $  8,327,000
Operating income (loss)........................       1,543,000           (158,000)          1,385,000
Assets.........................................      11,047,000         15,978,000          27,025,000
Significant non-cash transactions:
Depreciation and amortization..................         605,000             20,000             625,000
Gain from joint ventures and
Minority interest..............................         117,000                                117,000

                   U.S. Energy Systems, Inc. and Subsidiaries
                          Pro Forma Select Information
                                    Unaudited
                      For the Year ended December 31, 2001

During 2001, the Company completed its merger with U.S. Energy Biogas Corp. ("Biogas"), formerly Zahren Alternative Power Corporation and its acquisition of USE Canada Energy Corp. ("USE Canada"), formerly Trigen Energy Canada Company. The following pro forma combined revenue, income before extraordinary items, discontinued operations and cumulative changes of an accounting change and net income is provided as if the Biogas merger and the USE Canada acquisition had taken place at January 1, 2001.

Biogas USECanda U.S. Energy Total


Revenue:...............................  $28,511,000  $9,351,000 $11,957,000  $49,819,000
                                         ===========  ========== ===========  ===========
Net Income.............................  $ 1,688,000  $1,086,000 $ 2,318,000  $ 5,092,000
                                         ===========  ========== ===========  ===========
Earnings per share
    Income per share of
      common stock  - basic............                       --                    $0.41
                                                                                    =====
    Income per share of common
      stock  - diluted.................                       --                    $0.30
                                                                                    =====
Weighted average number of
  shares outstanding - basic (1) ......                       --                9,656,000
                                                                               ==========
Weighted average number of
  shares outstanding - diluted (1) ....                       --               16,818,000
                                                                               ==========

----------
(1) Includes common stock, preferred stock and warrants issued in conjunction with the Biomas merger. Assumed as of January 1, 2001.

NOTE P -- MAJOR CUSTOMERS

During the year ended December 31, 2001, one of our operating units had one customer which provided with earned revenue which exceeded 10% of the total revenue for the period. This unit sells its entire capacity to Sierra Pacific Power Company ("Sierra") under two power purchase agreements which will expire in 2006 and 2008. The total revenue earned for electricity delivered to Sierra during the period was $7,044,000 (18% of total revenue). The account receivable from Sierra at December 31, 2001 was $294,000.

During the eleven months ended December 31, 2000, we had one customer which provided us with earned revenue which exceeded 10% of our total revenue for the period. Our Energy Division sells its entire capacity to Sierra Pacific Power Company ("Sierra") under two power purchase agreements which will expire in 2006 and 2008. The total revenue earned by us for electricity delivered to Sierra during the period was $4,742,000 (57% of total revenue). The account receivable from Sierra at December 31, 2000 was $2,321,000.

NOTE Q -- SUBSEQUENT EVENTS

On March 12, 2002, the Company announced the formation of a joint venture with EIC Electricity SA (Swiss Exchange: EIC) a Swiss investment company, and its financing of a newly formed Swedish district energy group that is a provider of "green" biomass district energy.

OUR SELECTED FINACIAL DATA:

         The following selected financial data for each of the periods indicated are derived from our audited consolidated financial statements and notes thereto included in our Annual Reports on Form 10-KSB for the periods indicated. The information presented below should be read in conjunction with such financial statements and the notes thereto, and the Management's Discussion and Analysis or Plan of Operations included in such reports. The information for the years ended December 31, 2002 and 2001 and the eleven months ended December 31, 2000 are derived from consolidated financial statements and the notes thereto included in this Annual Report to Stockholders.

                   U.S. ENERGY SYSTEMS, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET

                                 (in thousands)

                                        As of December 31                    As of January 31,
                                   -----------------------------            ------------------
                                  2002          2001         2000           2000         1999
                                   -----------------------------            ------------------

Total assets                    $ 224,247    $ 191,509     $ 27,025        $ 14,354     $ 14,171

Long-Term Debt                  $ 111,692    $  70,686     $    537        $    384     $    396

Common Shareholder's Equity     $  41,585    $  57,946     $ 23,467        $ 10,491     $ 11,010


                   U.S. ENERGY SYSTEMS, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                 (in thousands)

                                                Twelve Months                             Twelve Months
                                              Ended December 31,     Eleven Months        Ended January 31,
                                           --------------------        Ended            -------------------
                                             2002         2001    December 31, 2000      2000        1999
                                           --------------------   -----------------     -------------------
Revenues                                   $ 39,941    $ 38,529         $ 8,327         $4,195      $ 2,233

Income (Loss) from operations              $ (9,000)   $ 13,896         $ 1,385         $ (609)     $(1,093)

Income (Loss) Applicable to Common Stock   $(16,252)   $  5,494         $(6,902)        $ (743)     $(1,078)

SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED):

Set forth below is summary financial information which is derived from our quarterly reports on Form 10-QSB for the periods indicated.


         Quarterly Data
         --------------
                                                                                    2002
                                                        March 31,         June 30,*       September 30,     December 31,
                                                        ---------         ---------       -------------     ------------

Net Sales                                              $ 9,880,000       $10,772,000      $ 9,195,000      $ 10,094,000
Gross Profit                                           $(9,482,000)      $ 2,139,000      $ 2,135,000      $ (3,792,000)
Income (Loss) Before Extraordinary Items,
Cumulative effect of a change in
accounting Principle                                   $(6,275,000)      $   318,000      $   714,000      $(14,913,000)
Net Income                                             $(7,029,000)      $   488,000      $   714,000      $ (9,594,000)
Income (Loss) Per Share
Incomce (loss) per share of common stock - basic       $     (0.59)      $      0.02      $      0.04      $      (0.80)
Incomce (loss) per share of common stock - diluted     $     (0.59)      $      0.03      $      0.04      $      (0.81)


         Quarterly Data
         --------------
                                                                                     2001
                                                        March 31,         June 30,*       September 30,     December 31,
                                                        ---------         ---------       -------------     ------------
Net Sales                                              $ 5,264,000       $12,400,000     $10,263,000     $10,602,000
Gross Profit                                           $ 1,731,000       $ 5,876,000     $ 2,819,000     $ 3,470,000
Income (Loss) Before Extraordinary Items,
Cumulative effect of a change in accounting
Principle                                              $ 1,967,000       $ 3,083,000     $ 2,819,000     $  (874,000)
Net Income                                             $ 1,967,000       $ 2,327,000     $ 1,329,000     $   982,000
Income (Loss) Per Share
Incomce (loss) per share of common stock - basic       $      0.22       $      0.24     $      0.10     $      0.01
Incomce (loss) per share of common stock - diluted     $      0.12       $      0.14     $      0.07     $      0.06

* See Note P of the Financial Statements for the Year Ended December 31, 2002 for discussion of the sale of a subsidiary of the Company.

DIRECTORS AND OFFICER INFORMATION

Directors:                                           Officers:
---------                                            --------
Lawrence Schneider                                   Henry Schneider
Chairman of the Board                                Vice President
US Energy Systems                                    US Energy Systems

Goran Mornhed                                        Allen Rothman, Esq.
Chief  Executive Officer,                            General Counsel
President and                                        US Energy Systems
Chief Operating Officer
US Energy Systems                                    Thomas Noonan
                                                     Chief Accounting Officer
Stephen Brown                                        US Energy Systems
Chairman
Franklin Capital Corporation                         Edward Campana
                                                     Senior Vice President
Evan Evans                                           US Energy Systems
Chairman
Hovan Properties                                     Francis Fitzgerald
                                                     Vice President - Treasurer
Carl Greene                                          US Energy Systems
Senior Vice President
TBG Financial

Steve Harkness                                       Barbara Farr Esq.
Vice President                                       Assistant General Counsel
Cinergy Corporation and                              US Energy Systems
Chief Operation and Financial
Officer of Energy Merchant

Ken Leung
Chief Investment Officer
Environmental Opportunities Fund

Irving Levine
President
Copley Financial Services Corp

Mark Strauch
Executive Vice President
AJG Financial Services, INC